Lehman Brothers Standard

It's our own "metric." It's what differentiates us as a Firm. It's a standard of excellence by which we judge ourselves. It's reflected in the numbers, but it's much more than numbers. It's a measure of distinction that we strive to achieve. It's a course of action that fuels our growth and our momentum. A strategy centered around our clients and their success.

It means utilizing our intellectual capital to generate the best creative ideas and solutions for our clients.

It means delivering the full resources of the Firm to every client, every day to help them build their vision.

It means building partnerships with each of our clients and expanding business on the basis of these growing relationships.

It means fostering a culture of ownership, one full of opportunity, initiative and responsibility, where exceptional people want to build their careers.

It means integrity in all that we do.

Simply put, it means building on the extraordinary momentum we created when we became a public company ten years ago. The measures we achieved this year—both financial and non-financial—point to one truth: we raised the Lehman Brothers Standard in

2004

ANNUAL REPORT



05046046

LEHMAN BROTHERS

Financial Highlights

In millions, except per common share and selected data.
Year ended November 30

Financial Information	2004	2003	2002	2001	2000
Net revenues	$ [illegible]	$ 8,647	$ 6,155	$ 6,736	$ 7,70[illegible]
Net income	$ 2,369	$ 1,699	$ 975	$ 1,255	$ 1,77[illegible]
Total capital (1)	$ [illegible]	$ 58,013	$ 48,330	$ 47,470	$ 43,87[illegible]
Per Common Share Data					
Earnings (diluted)	$ 7.90	$ 6.35	$ 3.47	$ 4.38	$ 6.38
Dividends declared	$ 0.64	$ 0.48	$ 0.36	$ 0.28	$ 0.[illegible]
Book value (2)	$ 49.32	$ 44.17	$ 34.15	$ 31.81	$ 28.[illegible]
Closing stock price	$ 83.70	$ 72.21	$ 61.40	$ 66.15	$ 49.[illegible]
Selected Data					
Return on average common stockholders' equity (3)	17.9%	18.2%	11.2%	15.9%	26[illegible]
Return on average tangible common stockholders' equity (4)	24.7%	19.2%	11.5%	16.3%	27[illegible]
Pre-tax margin	33.4%	29.3%	22.7%	26.0%	33[illegible]
Gross leverage ratio (5)	23.9x	23.7x	29.1x	29.3x	28[illegible]
Net leverage ratio (6)	13.9x	15.3x	14.9x	13.7x	14.[illegible]
Weighted average common and equivalent shares (in millions)	290.7	259.9	261.2	265.3	264.2
Employees	19,579	16,188	12,343	13,090	11,326
Assets under management (in billions) (7)	$ 136.9	$ 120.1	$ 8.6	$ 11.7	$ 4.5

(1) Total capital includes long-term debt (including junior subordinated debentures) and total stockholders' equity and, at November 30, 2003 and prior year ends, preferred securities subject to mandatory redemption. See "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")—Liquidity, Funding and Capital Resources—Funding and Capital Resources" for additional information about total capital.

(2) The book value per common share calculation includes amortized restricted stock units granted under stock award programs, which have been included in total stockholders' equity.

(3) Return on average common stockholders' equity is computed by dividing net income applicable to common stock for the period by average common stockholders' equity. See "MD&A—Consolidated Results of Operations—Overview" for additional information about average common stockholders' equity. Average common stockholders' equity in 2003 was appropriately weighted for the effect of the equity issued in connection with the Neuberger Berman Inc. ("Neuberger") acquisition on October 31, 2003.

(4) Return on average tangible common stockholders' equity is computed by dividing net income applicable to common stock for the period by average tangible common stockholders' equity. Average tangible common stockholders' equity equals average total common stockholders' equity less average identifiable intangible assets and goodwill. Average tangible common stockholders' equity in 2003 was appropriately weighted for the effect of the equity issued in connection with the Neuberger acquisition on October 31, 2003. See "MD&A—Consolidated Results of Operations—Overview" for additional information about average tangible common stockholders' equity.

(5) Gross leverage ratio is defined as total assets divided by total stockholders' equity.

(6) Net leverage ratio is defined as net assets (total assets excluding cash and securities segregated and on deposit for regulatory and other purposes, securities received as collateral, securities purch[illegible] agreements to resell, securities borrowed [illegible] fiable intangible assets and goodwill) divi[illegible] tangible equity capital (stockholders' equi[illegible] junior subordinated debentures less ident[illegible] intangible assets and goodwill). See "MD[illegible] Liquidity, Funding and Capital Resources—[illegible] Sheet and Financial Leverage" for additio[illegible] mation about net assets and tangible equ[illegible] In 2004, a leading rating agency changed [illegible] tion of net leverage to exclude cash and s[illegible] segregated and on deposit for regulatory [illegible] other purposes from the calculation of net [illegible] Accordingly, net assets as previously repo[illegible] November 30, 2003, 2002, 2001 and 2000 [illegible] restated to conform with this new definiti[illegible]

(7) Assets under management at Novem[illegible] 2003 have been restated to include $3.9 bi[illegible] discretionary brokerage cash managemen[illegible]


10-Year Total Shareholder Return
1,103%
Lehman Brothers
392%
S&P 500 Financials Index
207%
S&P 500 Index
120%
MSCI World Index

2004 marked our tenth year as a public company. Over the past ten years, we have delivered a total shareholder return of

1,103%

Lehman Brothers is 1 team, starting with the Executive Committee.




SEC
RECEIVED
PROCESSING
MAR 0 3 2005
WASH. D.C.
185
SECTION

Dear Shareholders and Clients,

In the ten years that Lehman Brothers has been a public company, our performance in 2004 was by far our best. We recorded our highest levels of revenues, net income and earnings per share. We also realized record revenues in each of our global business segments. We gained meaningful market share in key investment banking and capital markets products—clear confirmation that our client-focused business model is working. By delivering expert advice, seamless execution and differentiated products and services and by putting our clients at the center of everything we do, we have truly enhanced the value of our Firm.

In 2004, we also continued to position the Firm for future growth by investing in both our people and infrastructure. Today, our Firm is a highly diversified organization, with the breadth of capabilities necessary to help our global clients reach their objectives and to achieve best-in-class cross-cycle results for the Firm.



RICHARD S. FULD, JR.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Our Results

The markets presented many challenges in 2004, including heightened geopolitical risk, significantly higher oil prices, rising interest rates in the U.S. and U.K., and uncertainty surrounding the U.S. elections. Each of these factors periodically impaired business confidence and activity in the capital markets. Despite these challenges, Lehman Brothers posted record results.

Our financial performance in 2004 included the following highlights:

- We reported record revenues of $11.6 billion, a 34% increase over the previous year's record results;
- We delivered net income of $2.4 billion, an all-time record for the Firm, that represented a 39% increase over the prior year's results;
- We increased our pre-tax margin to 30.4%; our return on common equity for the year was 17.9%; and our return on tangible equity rose to 24.7%; and
- We reported earnings per share of $7.90, also a record for the Firm and a 24% increase over the prior year.

These results confirm that the Firm's strategy is working: to grow and diversify by business and region; to pursue a client-focused business model; to maintain discipline in how we manage our expenses, risk and capital; and to reinforce our One Firm culture.

A Banner Year in Our Businesses

Strong results and growth in each of our business units created exceptional value for our shareholders in 2004.

This year, our progress in Investment Banking resulted in record revenues of $2.2 billion, a 27% increase over the prior year. We improved our overall Investment Banking fee share for the fifth consecutive year, as we expanded our client base and deepened our partnerships with existing and new clients, strengthened leadership across products and regions, increased senior banker productivity, and led more large transactions. We realized record revenues in fixed income origination for the third consecutive year, as we lead-managed $358 billion of debt offerings, a 6% increase over the prior year's volumes. In mergers and acquisitions, our volume of completed transactions rose by 107% to $241 billion, more than three times the market's growth rate. Our market share for the full calendar year also rose dramatically: we ended 2004 with Worldwide Completed M&A market share of 15.8% versus 9.0% in the prior year; our share of Worldwide Announced M&A also improved to 15.8% versus 11.0% in 2003. We achieved similar success in equity underwriting. During the year, we lead-managed 126 transactions and raised over $20 billion, as our volume increased 51% over the prior year. Our progress was most evident in initial public offerings, where our volume increased by more than 500% over last year.

In Capital Markets, the Firm's Fixed Income business produced record revenues of $5.7 billion, a 31% increase over the previous record achieved in 2003. Notably, this improvement was broad-based, as we achieved double-digit revenue increases in the majority of our Fixed Income business lines. Reflecting our dominance in fixed income, we were again recognized as the industry leader this year by *Institutional Investor*, ranking #1 in both Fixed Income Trading and Sales, as well as #1 in the All-America Fixed Income Research poll. This is the fifth year in a row that we have earned the top Fixed Income Research ranking, and the 11th time in the past 15 years —clear evidence of the value our clients continue to place on the intellectual capital we deliver. In 2004, we continued to strengthen our presence in the mortgage business by acquiring a number of mortgage origination platforms, which has helped to fuel our growing securitization business.

Despite weak volumes and reduced volatility in the global equity markets during the year, we continued to make significant progress in the Firm's Equities business. This business delivered revenues of nearly $2 billion, a 20% improvement over the prior year and our second best year. Contributing to these gains were: increased trading share in NYSE-listed and pan-European securities; significantly higher prime broker balances; our growing presence in derivatives; and our greater ability to provide clients with superior ideas, execution, analytics and electronic connectivity. Increasingly, the industry is recognizing our progress, as we ranked #1 in *Institutional Investor's* surveys of U.S. equity sales and overall execution quality and sales/trading service for NYSE-listed shares. We also solidified our gains in Equity Research, ranking first in the *Institutional Investor* poll for the second year in a row. We have now ranked #1 in both Fixed Income and Equity Research for two years running, a feat never accomplished by any other firm during the same year, let alone for two. We also continued to adapt our Equities business model in 2004 to better align with our clients. During the year, we restructured our Equities business into two primary units: Execution Services, which includes our cash, program trading and electronic connectivity business; and Leveraged Businesses, which includes options, exchange-traded funds, convertibles, relative value and prime brokerage. We took an additional step toward establishing better client alignment by combining equity prime brokerage with fixed income financing and futures to form our Capital Markets Prime Services group. We also continued to invest in automated trading technologies and electronic connectivity platforms to provide the best execution for our clients.

In 2004, our Investment Management segment, which was formerly called Client Services, also recorded significantly improved results: our revenues in this business were $1.7 billion, an 87% increase over the prior year. This increase was primarily the result of the full-year inclusion of Neuberger Berman, where our retention of people and clients has helped us reach the revenue and cost synergy targets we set for the integration. The new name "Investment Management" better captures the comprehensive scope of the products and services we now offer our clients to meet their investment needs. By year end, our assets under management increased by 14% to a total of $137 billion from $120 billion in 2003. Within Private Investment Management, formerly Private Client Services, we added a number of well-regarded teams; increased our presence in Europe; and expanded our portfolio, wealth and capital advisory capabilities. We also launched six new private equity funds in the following asset classes: merchant banking, real estate, fixed income-related and fund-of-funds. Given our extensive capabilities, we remain very well positioned to expand this business.

It is clear from these results that we have made significant progress in all of our businesses. Now, more than ever, the Firm's platform is better diversified and positioned to generate consistently strong revenues across market cycles.

Extending Our Global Reach

Our businesses in Europe and Asia are essential to our growth and diversification objectives and were an important component of our financial performance in 2004. For the year, our international revenues were up 22% to a record $3.4 billion, accounting for 29% of the Firm's revenues.

In Europe, we realized our second highest revenue year, as our revenues grew 13% from the prior year. Our Fixed Income Capital Markets business made significant gains, with strong growth in structured finance and foreign exchange. We also continued to be a major presence in the European securitization markets, and we expanded our vertical integration with the addition of mortgage origination platforms in the U.K. and the Netherlands. In Equities Capital Markets, we continued to make great strides in our derivatives and prime brokerage businesses. In Investment Banking, we realized market share gains in debt and equity underwriting.

In Asia, we achieved record revenues for the second consecutive year, posting an increase of 43% over 2003.

Net Revenues (in Millions)


04 $ 11,576
03 $ 8,647
02 $ 6,155
01 $ 6,736
00 $ 7,707

Net Income (in Millions)


04 $ 2,369
03 $ 1,699
02 $ 975
01 $ 1,255
00 $ 1,775

We delivered net income of $2.4 billion, an all-time record for the Firm, that represented a 39% increase over the prior year's results.

Return on Equity


04 17.9%
03 18.2%
02 11.2%
01 15.9%
00 26.6%

Return on Tangible Equity


04 24.7%
03 19.2%
02 11.5%
01 16.3%
00 27.2%

We continued to strengthen our results in Fixed Income Capital Markets, particularly in securitization, high yield, interest rate products and foreign exchange. Our client volumes in Equities Capital Markets also continued to grow, as we broadened the scope of this platform. In Investment Banking, we gained market share in both debt and equity underwriting. We continued to capitalize on cross-divisional opportunities, as our clients looked to restructure balance sheets and monetize holdings across asset classes. We also continued to expand our presence in high-growth markets. Over the course of the year, we became: a primary dealer for Japanese government bonds; the first non-domestic firm to be approved as a comprehensive OTC derivatives dealer in Korea; and a Qualified Foreign Institutional Investor in China. We remain committed to exploring the exciting opportunities in Europe and Asia as we position the Firm for additional growth in the years ahead.

Our Consistent Strategy

First and foremost, we are client-focused. Our growth is fueled by serving a broader set of clients with a wider set of products. Our approach to serving our clients is simple: partner with them and put them at the center of everything we do. We do this by providing the very best intellectual capital, by maximizing the resources available to our clients and by working together as One Firm to help them achieve their objectives.

Equally important to the success of our strategy is our ability to maintain focus on a number of core disciplines. Risk management, expense discipline and capital management are strengths of the Firm. From a risk management perspective, we have maintained a conservative risk appetite that has remained consistent throughout the year. We have also continued our focus on expense discipline. For the year, we lowered our compensation and benefits to revenues ratio to 49.5%—our lowest ratio ever, despite including provisions for the expensing of stock options. Although non-compensation expenses increased on an absolute basis, they increased at a rate below our revenue growth rate, reflecting the scalability of the organization. We continued to identify additional expense-saving opportunities, as we re-engineered the Firm's business processes and pushed for higher levels of productivity. We have also increased our capital efficiency: as we continued to grow our balance sheet, we have reduced our net leverage even while buying back a total of 29 million shares to offset the dilutive effects of our employee equity compensation plans. All of these disciplines created value for our shareholders in 2004 and have allowed us to achieve a wonderful track record in our first decade as a public company.

Over the past 10 years:

- Our revenues have increased by nearly 300%;
- Our net income has grown by 34% per year on an annualized basis;
- Our pretax margin and ROE have increased more than 300%;
- Our stock has returned 25% per year on an annualized basis—more than twice the pace of the broader market; and
- Our capital base has grown from $15 billion to $71 billion.

Lehman Brothers has accomplished a lot over this period of time, but we continue to identify new and better ways to serve our clients and, ultimately, drive value for our shareholders.

Sustaining Our Momentum

As we have grown to an organization of about 20,000 people, we have significantly enhanced the earnings capability of the Firm. While we have made tremendous progress, we have continued to raise the bar on our standard of performance. Through the strength of our One Firm culture, client service, teamwork and creativity have become the hallmarks of our success. We have fostered a culture of ownership: our employees hold a 30% stake in the Firm and, as a result, think and act like owners. Our success and our growth depend on the strength of our people. Our goal has been to differentiate Lehman Brothers as an employer of choice by attracting, retaining and developing the best people in the industry from every background. Our commitment to individual excellence and teamwork has created a culture that develops our employees' strengths and values their differences.

The strength of our One Firm culture is reinforced by the consistency and collective experience of our senior management team: our twelve Executive Committee members have over 200 years of combined service with the Firm. During the year, we named Joe Gregory President and Chief Operating Officer; we appointed Dave Goldfarb to the role of Chief Administrative Officer; and we named Chris O'Meara our Chief Financial Officer. These changes are all intended to drive our performance to the next level and reinforce our capacity to grow.

Our results in 2004 again demonstrate the tremendous progress we have made. None of this would have been possible without the trust and partnership of our clients; the commitment, dedication and integrity of our people; and the longstanding support of our shareholders. I thank all of you for helping to make this year our best so far. As we set our course for the future, we remain excited about the opportunities and challenges ahead and optimistic about our prospects for growth.

Sincerely,

Richard S. Fuld, Jr.
Chairman and Chief Executive Officer
February 18, 2005

Ending Stock Price
At November 30


04
$ 83.78
03
$ 72.21
02
$ 61.40
01
$ 66.15
00
$ 49.56

Lehman Stock Price ( ) vs. S&P 500 ( )
Indexed to November 30, 2000


175
150
125
100
75
50
25
0
00
01
02
03
04
LEH
S&P 500

As we have grown to an organization of about 20,000 people, we have significantly enhanced the earnings capability of the Firm.

Annual Dividend Per Share


05
$ 0.80
04
$ 0.64
03
$ 0.48
02
$ 0.36
01
$ 0.28

Book Value Per Share


04
$ 49.32
03
$ 44.17
02
$ 34.15
01
$ 31.81
00
$ 28.78

This was our *10th* year as a public company.

Lehman Brothers was founded over 150 years ago. In 2004, we celebrated our 10th anniversary as a public company. The past 10 years reflect the evolution of a client-focused organization. We have established an unparalleled track record over the past 10 years.

1994

The Firm became independent through a public stock offering. Lehman Brothers Holdings Inc. common stock commenced trading on the New York and Pacific stock exchanges.

1996

The Firm put new leadership in place in Investment Banking, and in Equities and Fixed Income Capital Markets.

1997

25th anniversary of the Global Bond Indices.



1994

The Firm instituted a Restricted Stock Unit plan to increase its employee ownership from 4%.

1997

The Firm increased its employee stock ownership to 26%.



1997

The Firm's Merchant Banking group raised $2.0 billion in commitments for a new fund.

1995

Lehman Brothers was named "Global Bond House of the Year" by *International Financing Review.*




LEHMAN
JOINS

1998

Lehman Brothers joined the S&P 500 Index.

1998

Lehman Brothers was named "Restructuring Advisor of the Year" in Asia by *International Financing Review.*

1999

Fiftieth year of the "Ten Uncommon Values" portfolio.

1999

The Firm was named "Restructuring Advisor of the Year" by *IFR Asia* for the 2nd year in a row.

2000

[illegible] launched the LehmanLive® platform to deliver [illegible] research [illegible] other content [illegible] clients.



2000

Lehman Brothers celebrated its 150th-year anniversary.



2000

Lehman Brothers reported its sixth consecutive year of record financial results, including our highest levels of net revenues, pre-tax income, net income and EPS to date.

1998

The Firm was named to "The *Business Week* 50—the 50 Best-Performing Companies in the S&P 500."

1999

[illegible] Investment Bank" by *Finance Asia.*

We were also involved in the IPO of China.com, named "Asian Pacific IPO of the Year" by *World Equity Magazine.*



2000

In 2000, we effected a two-for-one stock split, and our market capitalization exceeded $16 billion.

2001

The Firm bought 745 Seventh Avenue to serve as its new global headquarters in midtown Manhattan.


M&A
DEAL
YEAR

1999

The Firm served as lead advisor to Olivetti S.p.A. in its acquisition of a majority stake in Telecom Italia, a transaction widely recognized as "M&A Deal of the Year" by numerous financial publications.

2001
Lehman Brothers was named "Bank of the Year" for 2001 by Thomson Financial.

2002
The Firm earned recognition as *IFR*'s "Bank of the Year."



AWARDS
2002

BANK *of the* YEAR

2003
Our new Asian headquarters at Roppongi Hills in Tokyo was completed.



2003
The Firm acquired Neuberger Berman, creating a powerful private wealth advisor and asset management unit.

2003
Our employees in the U.K. moved to the Firm's new European headquarters at Canary Wharf in London.

2003-2004
Lehman Brothers became the first firm ever ranked #1 in the same year in *Institutional Investor*'s poll for *both* U.S. equity and U.S. fixed income research.

1997-2004
Lehman Brothers was ranked the #1 Fixed Income Index Franchise by *Institutional Investor.*

2002
Dick Fuld was named one of the "Top 25 Managers of the Year" by *Business Week.*

2001
Shortly post-September 11, Lehman Brothers led the first IPO (a $60 million offering for Given Imaging).

The Firm also led the first major post-9/11 U.S. debt offering ($4 billion of debt for General Electric Capital Corp.).



2003

—*The Banker*

2002
The Firm executed the largest European leveraged buyout in history for KKR and Wendel Investissement.

2003
The Firm acquired a number of mortgage originators, including Aurora Loan Services, allowing for further vertical integration of its mortgage business.



2004
The Firm was named a Qualified Foreign Institutional Investor in China, the first foreign comprehensive derivatives dealer in Korea and a primary dealer in JGBs in Japan.

Our capital base has grown from $15 billion to $71 billion.

Our Moody's credit rating has improved from A3 to A1.

Our pretax margins have more than quadrupled.

Our net revenues have nearly quadrupled.

Our net income has grown 34% per year on an annualized basis.

Our ROE has more than quadrupled.

And our employee ownership has increased from 4% to 30%.



2004
Lehman Brothers was ranked #1 in fixed income sales and trading and #1 in overall execution quality and best sales/trading service for New York Stock Exchange-listed shares in *Institutional Investor*'s survey.

1994-2004

Our stock has returned on average 25% per year vs. 11% for the broader market.



2004
Lehman Brothers was ranked #2 in U.S. Completed M&A.

We continue to raise the bar every year.

2004

was another year of exceptional progress.

Delivering Intellectual Capital

Our earnings grew *39%* in 2004. Pioneering ideas and a broad customer franchise made it possible.

Intellectual capital underpins everything we do: it is the fundamental currency we deploy and use within our Firm to differentiate our franchise and establish our competitive advantage. It is one of our most valuable assets and a primary ingredient behind our strong financial results. It has enabled us to grow our business, as an increasing number of clients turn to Lehman Brothers for ideas, advice, opportunities and solutions to give them a competitive edge in their own businesses.

The importance of intellectual capital to the Firm's overall capabilities is reflected by our strong commitment to research. Our top research ranking is unparalleled in our industry—none of our peers can attest to earning the highest honor in *Institutional Investor's* Fixed Income and Equity Research surveys two years in a row. While it is not easy to quantify intellectual assets, we view this recognition by our institutional investing clients as a meaningful measure of the value we provide to them. And it demonstrates our outstanding ability as a Firm to harness and deliver the collective knowledge of our people on behalf of our clients.

Intellectual capital informs all of our client activities and, as a Firm, we pride ourselves on repeatedly delivering exceptional solutions to our clients based upon the fruits of our intellectual horsepower. It extends to the advice we provide our clients, the structures we devise for them, and the resources we deploy from across the Firm to optimize their outcomes. It is a model that we apply globally, particularly as the capital markets continue to evolve around the world. The quality and strength of our ideas constitute the true value-added components we deliver to our clients each and every day.

Only firm has been rated best in both U.S. Equity and Fixed Income Research before: Lehman Brothers last year

total "All America" Research team positions (most of any firm by far)

Equity analysts voted best in their industry (most of any firm)

We were rated number 1 in both Equity and Fixed Income Research for the 2nd year in a row in the *Institutional Investor* poll of U.S. investors.

Voted st in U.S. Fixed Income Research for the fifth consecutive year *(and 11 of the last 15)*

ranked U.S. Equity Research analysts (most of any firm)

Ranked number in U.S. Equity Research for two consecutive years

ranked U.S. Fixed Income Research analysts *(most of any firm)*

Global Bond Indices, making Lehman Brothers the industry leader *(four added last year)*

Investment Banking: Global Finance Lehman Brothers' expertise in Global Finance provided the optimal financing solution by combining the $750 million PIES™ offering and the $1.5 billion secondary offering. This two-part monetization strategy was a "home run" for both Diageo and General Mills.


General Mills
WHEATIES
Chee

Investment Banking: Convertibles The pricing of the convertible issue was well executed, resulting in a favorable coupon and conversion premium. The book was considerably oversubscribed, and strong investor demand contributed to outstanding after-market performance.



Investment Banking: Product Development The Product Development Group was at the center of this transaction. In addition to bringing together many parts of the Firm for optimal execution, this group devised a unique structural solution that strengthened General Mills' capital structure.

With seamless teamwork across various parts of the Firm, we effected a $2.3 billion monetization of General Mills shares by Diageo.

Investment Banking: Consumer The Consumer Group helped identify capital raising and tax issues at General Mills and worked with Diageo to develop monetization strategies. The Firm's essential understanding of our clients' objectives was critical to developing appropriate solutions in this instance.

Investment Banking: Equity Capital Markets The $1.5 billion secondary offering was superbly executed, pricing at less than a 1% discount to the close despite the considerable offering size. The offering increased the public float by nearly 10%, eliminating much of the overhang from Diageo's ownership of General Mills stock.

GENERAL MILLS AND DIAGEO

As a result of General Mills' acquisition of The Pillsbury Company from Diageo in October 2001, Diageo acquired 79 million shares of General Mills stock. In a highly innovative transaction, Lehman Brothers acted as joint global coordinator on a $2.3 billion monetization of General Mills stock through two concurrent transactions. In one transaction, Lehman Brothers was the sole bookrunner on a $750 million offering of Lehman Brothers Mandatory Exchangeable PIES™ into General Mills stock. Lehman Brothers used its own balance sheet to facilitate the exchangeable offering, and the proceeds allowed General Mills to repurchase $750 million of its shares from Diageo. In the other transaction, Lehman acted as joint-lead manager on a $1.5 billion secondary sale of General Mills common stock. In addition to the successful monetization of Diageo's position with virtually no price disruption to General Mills stock, the transaction achieved a number of specific balance sheet and capital structure objectives for General Mills. This transaction exemplifies how Lehman Brothers brings many parts of the Firm together as one team to create innovative solutions for our clients, and it received *International Financing Review's* "U.S. Equity Issue of the Year" award.



"Although we had discussed our objectives with many other Wall Street firms, Lehman Brothers, a very new relationship to General Mills, was able to develop the best overall structure, simultaneously combining creativity and simplicity."

David Van Benschoten
Vice President and Treasurer,
General Mills

In a period that was bearish for bonds, we completed a $7.9 billion placement for the State of California, the largest tax-exempt offering ever.

STATE OF CALIFORNIA

Lehman Brothers acted as book-running senior manager for the State of California's $7.9 billion inaugural sale of Economic Recovery Bonds, the largest single offering of long-term, tax-exempt bonds ever sold, with proceeds used to finance a portion of the deficit. The bonds, secured by a new statewide sales and use tax, constituted the first issuance of bonds of this type in California. Lehman Brothers played an instrumental role in helping the rating agencies, bond insurers and banks understand the quality of this new borrowing entity. The Firm's comprehensive investor outreach strategy and "virtual roadshow" resulted in an extremely successful bond sale after only a 2½-day marketing period.

Municipals

Lehman Brothers' unwavering commitment to the State enabled them to minimize their borrowing costs, while providing for sufficient bond retirement flexibility as well as the capacity to engage in additional issuance. A comprehensive marketing campaign produced an impressive investor response.

Public Finance

Lehman Brothers worked closely with the State and its financial advisors to structure the bonds and provide the analysis to convince the rating agencies, bond insurers and liquidity providers to view the bonds as a new credit—separate and distinct from the State's other general obligation bonds.



"Lehman Brothers helped us to execute the largest sale in the tax-exempt market only 64 days after we received voter approval."

Barbara A. Lloyd
Former Deputy Treasurer,
State of California

For over 15 years, we've been helping Moore Capital Management, LLC achieve their global investment objectives.

MOORE CAPITAL

The client relationship between Lehman Brothers and Moore Capital Management, LLC has been an enduring one: it has extended over 15 years; it spans markets in the U.S., Europe and Asia; and it exists at all levels of the two firms —across sales, trading, research and strategy, to the senior-most executives. This extremely high level of commitment has forged a partnership of trust. As a sophisticated global investment management firm, Moore Capital relies on Lehman Brothers for the full array of capital markets products, research and analytics, and electronic connectivity. As Moore Capital expands in size and global reach, Lehman Brothers intends to be with them every step of the way.



"We value our long-standing relationship with Lehman—a reliable counterparty with a strong trading and operational platform."

(center)
Louis M. Bacon
Chairman and CEO
(left)
Tony Kearney
Head of Execution, London
(right)
Ellen van der Gulik
Director of Research, London



Equities

Lehman Brothers ranks as one of the top providers of equity cash, derivatives and futures products to Moore Capital.

Fixed Income

Lehman Brothers' significant presence in interest rate products, fixed income derivatives, foreign exchange and futures has also enabled the Firm to become a top provider of these products to Moore Capital.

Spurred by growing demand in Europe and Asia, we led global structured

STRUCTURED FINANCE

Lehman Brothers innovates and dominates in global securitization—across markets, currencies and asset classes. Issuers look to Lehman Brothers as the leader in structural innovation, advisory services and distribution. Investors rely upon Lehman Brothers' award-winning research team and its trading desk for primary issuance and secondary market-marking. As a result of Lehman Brothers' capabilities in structured finance, the Firm has gained a competitive advantage in the market—prevailing as the dominant force in U.S. securitization, making significant market share gains in Europe and Asia, and structuring and lead-managing some of the most groundbreaking securitization deals of the year. The Firm's structured finance business continually seeks innovation and efficiencies in established asset classes, as well as the advancement of new asset classes and new markets.

Banca per il Leasing – Italease S.p.A. / Italease Finance S.p.A. Lehman Brothers acted as sole arranger and lead manager in the €909 million securitization of equipment, real estate and auto lease contracts originated by Banca per il Leasing – Italease S.p.A. Lehman Brothers' role was pivotal for the structuring and the execution of the transaction, which offered a high level of protection to noteholders.

Northern Rock plc / Granite 04-3 plc Lehman Brothers joint-lead-managed the £4.0 billion equivalent securitization of U.K. prime residential mortgages for Northern Rock, denominated in three different currencies. This was the largest deal to date by Northern Rock and was distributed broadly to investors following a successful global roadshow.

HSH Nordbank – OCEAN STAR 2004 plc Lehman Brothers acted as joint-lead manager for a $1.055 billion synthetic securitization of a portfolio of OCEAN STAR 2004 shipping loans for HSH Nordbank. This transaction was HSH Nordbank's first securitization of shipping loans and the first securitization program of shipping loans in the global asset-backed market.

Banco Espirito Santo, S.A. / Lusitano Mortgages No. 3 plc Lehman Brothers acted as a joint arranger, joint-lead manager and bookrunner for the €1.2 billion securitization of Portuguese first lien residential mortgage loans, originated by Banco Espirito Santo, S.A. This transaction structure incorporated unique features that were introduced to the Portuguese residential mortgage-backed market.



finance transactions worth *$163* billion.



Chinatrust Lehman Brothers acted as sole arranger and co-lead managing underwriter for NT$5.0 billion of residential mortgage-backed securities for Chinatrust. This transaction represented Taiwan's first publicly offered residential mortgage-backed securitization. The Firm negotiated rulings and regulatory enhancements to permit this pioneering structure in Taiwan.

Japanese Multi-Borrower CMBS (L-JAC Funding Limited) Lehman Brothers acted as arranger for a total of ¥58 billion in commercial mortgage-backed securities. The transaction was Japan's largest ever multi-borrower CMBS deal. Lehman successfully sold two issues, including shorter-term notes, to appeal to a broader array of investors.

Daito Trust Construction Co., Ltd. (DTC Funding Limited) Lehman Brothers acted as arranger for the issuance of this pioneering non-recourse apartment loan program to help Japan's largest merchant apartment builder, Daito Trust Construction Co., Ltd., diversify its funding sources. In 2004, Daito issued approximately ¥38.5 billion of non-recourse loans for apartment construction.

The Resolution and Collection Corporation (RCC) Jointly with The Resolution and Collection Corporation, Lehman Brothers securitized loans through the issuance of senior trust certificates worth ¥14.8 billion. The portfolio was backed by non-performing and sub-performing loans. The issuance was the fifth and largest of The RCC's securitizations, helping to enhance the liquidity of the non-performing loan market in Japan.

Delivering Superior Solutions Through Integration

We've built 3 powerful business segments.

"The whole is greater than the sum of the parts." At Lehman Brothers, we wholeheartedly support this sentiment. Our three major business segments — Investment Banking, Capital Markets, and Investment Management — provide a wealth of diversified products and services that reflect the breadth and depth of our capabilities as a Firm.

Each of our three pillars is well positioned to deliver superior results to our clients. Working in tandem, our integrated, cross-divisional business model offers our clients the most comprehensive level of service by delivering the capabilities of the entire Firm and by providing a full range of business solutions in a seamless fashion.

One of the driving factors behind our increasing level of business activity and our corresponding increase in revenues is our One Firm approach to everything we do. In all cases, Lehman Brothers places the client at the center and strives to be the best at delivering the full platform of the Firm.

We consistently look to improve our level of cross-divisional and cross-regional cooperation. In 2004, we launched a number of initiatives to institutionalize these endeavors through a series of recognition and reward programs for those employees who best embody our One Firm principles.

Ultimately, our commitment to enhance the Firm's cross-divisional integration is critical to achieving our future growth and diversification objectives.



$ 2,179
$ 1,925
$ 1,731
$ 1,722
$ 2,188
00 01 02 03 04
Investment Banking
(in Millions)
$ 4,689
$ 4,024
$ 3,620
$ 6,018
$ 7,694
00 01 02 03 04
Capital Markets
(in Millions)
$ 839
$ 787
$ 804
$ 907
$ 1,694
00 01 02 03 04
Investment Management
(in Millions)

Net Revenues


INVESTMENT BANKING
CAPITAL MARKETS
INVESTMENT MANAGEMENT

Within Investment Banking, we have integrated Debt and Equity Capital Markets, Leveraged Finance, Loans and Private Placements into the Global Finance unit. This has allowed us to better serve clients by offering complete multi-product financing packages, enhancing our capacity as both an advisor and underwriter. Cross-divisional integration has also bolstered our ability to develop structured finance and securitization solutions for a global base of clients.

Our Capital Markets expertise has allowed the Firm to deliver a broad array of structured and financing solutions to our global clients across asset classes and regions. As demonstrated by last year's combination of our Equities and Fixed Income Secured Financing, Prime Brokerage and Futures businesses into the Capital Markets Prime Services group, we continue to enhance our integration to better align with our institutional investing clients.

Investment Management has full access to resources within Capital Markets and Investment Banking to develop superior products and services for our high net worth client base, including capital raising, structured solutions and customized asset management products. Moreover, our Capital Markets and Investment Banking clients increasingly seek out the wealth management expertise of our Investment Management division.

We helped Cox Enterprises connect with the remaining *38%* public stake of Cox Communications in the largest ever cash minority buy-in.

Leveraged Finance
In addition to acting as joint-lead arranger on the $10 billion of credit facilities for Cox to finance the buy-in, Lehman Brothers acted as joint bookrunner on a $3 billion multi-tranche bond offering that allowed Cox to repay a portion of the bridge loan facility.

Debt Capital Markets
The $10 billion of senior credit facilities issued by Cox were well-received, and the notes offering generated impressive demand, while superior execution drove aggressive pricing.

COX ENTERPRISES, INC.

estment Banking: dia **This series of transactions has increased Cox's flexibility in running its business and has allowed Cox to increase its investment in the cable industry and strengthen Cox as a whole.**

Investment Banking: Mergers & Acquisitions
Lehman Brothers acted as financial advisor to Cox Enterprises in connection with the buy-in of the outstanding publicly held shares of Cox Communications. The transaction was completed by launching a dual cash tender offer followed by a merger—whereby Cox Communications became a wholly-owned subsidiary of Cox Enterprises.



"Lehman Brothers brought us several creative ideas, and then made those ideas work. We view Lehman Brothers as a trusted advisor, which adds to our confidence as we make important decisions involving the future of Cox Enterprises."

Robert C. O'Leary
Executive Vice President and CFO, Cox Enterprises, Inc.

COX COMMUNICATIONS

In 2004, Lehman Brothers acted as financial advisor to Cox Enterprises, Inc. in its $8.4 billion acquisition of the outstanding publicly held minority shares of Cox Communications, Inc., the third largest cable television provider in the U.S. The transaction was the largest ever cash minority buy-in and the largest cash cable M&A deal ever. This transaction is a classic example of how Lehman Brothers delivered the full resources of the Firm to our client by combining M&A services and one-stop financing. Lehman Brothers acted as joint-lead arranger on $10 billion of credit facilities to fund the buy-in transaction and served as joint bookrunner on a $3 billion multi-tranche offering for Cox Communications to refinance part of these facilities.

By serving their capital markets and banking needs, we are helping 2 financial giants to prosper around the globe.

AMERICAN EXPRESS

Lehman Brothers has established a comprehensive relationship with American Express that extends across its investing and banking needs. In Capital Markets, the Firm ranks as a top provider of brokerage services to American Express of listed, NASDAQ and equity derivative securities. In Fixed Income, Lehman Brothers is a top counterparty of the company in high grade and high yield bonds and mortgage securities. In Investment Banking in 2004, among other assignments, the Firm acted as exclusive advisor when the company sold its equipment leasing subsidiary and served as sole bookrunner on a $1.4 billion credit card securitization of previously retained subordinated interests.



"American Express is a large, complex, global enterprise. Lehman Brothers is a strong partner, one that takes the time and makes the extra effort to understand us and our issues. They consistently provide us with innovative ideas and on-point solutions."

Kenneth I. Chenault
Chairman and CEO, American Express Company


AMERICAN
EXPRESS



"Lehman Brothers offers us a global, partnership-oriented banking relationship which suits our business model, our corporate culture, and helps us achieve higher returns for our clients. I am impressed with Lehman's continued ability to be a leader around product innovation and delivery of sophisticated analytical tools."

Robert Kyprianou
Head of Securities Investment Management, AXA Investment Managers Ltd.

AXA

AXA remains a consistently strong and committed client of Lehman Brothers. AXA relies on the Firm for the full array of capital markets products, as well as for its award-winning research. AXA is a sophisticated user of risk management tools, and Lehman Brothers provides them with a range of derivative solutions. In structured finance, Lehman Brothers has partnered with AXA to develop bespoke and synthetic collateralized debt obligation structures. Lehman Brothers' global reach, coupled with its local expertise, is well-aligned with this dynamic organization.




AXA
INVESTMENT
MANAGERS

Carlsberg A/S became the toast of the town after we helped them acquire the remaining *DKK14.8* billion stake in Carlsberg Breweries.

CARLSBERG A/S

In 2004, Lehman Brothers received its first assignment from Carlsberg A/S, acting as their sole financial adviser in the acquisition of Orkla ASA's 40% shareholding in Carlsberg Breweries A/S for approximately DKK14.8 billion (€2.6 billion, including debt). This was the largest transaction ever undertaken by Carlsberg A/S and the largest transaction in the European brewing sector since 2000. Lehman Brothers also assisted in the financing of the transaction, by serving as joint global coordinator for Carlsberg's $550 million rights offering—the largest Scandinavian rights offering since 2002.



"Carlsberg is dedicated to growing shareholder value through its unique business strengths. Lehman Brothers understands our business well, and both provides and delivers innovative solutions to address the Group's needs."

(right)
Nils S. Andersen
President and CEO,
(left)
Jørn P. Jensen
Executive Vice President and CFO,

Carlsberg A/S


Carlsberg
4 BOTTLES
IMPORTED
Carlsberg Beer
Beer
COPENHAGEN · DEN

Investment Banking: Consumer Reducing the complexity of the Carlsberg Group structure and providing its owners with full control over the operational cash flows was well-received by shareholders and positions the Carlsberg Group to take advantage of strategic opportunities in the future.

Investment Banking: Mergers & Acquisitions
This transaction was the largest single investment undertaken by Carlsberg. As a result, the company now has complete ownership over its largest operational asset—Carlsberg Breweries—leaving it better positioned for volume and earnings growth.

Equity Capital Markets
Lehman Brothers served as joint global coordinator and joint bookrunner for Carlsberg's $550 million rights offering as part of the acquisition financing. This well-received transaction was the largest Scandinavian rights offering since 2002.

Our Investment Management clients benefit from full access to our capital markets and investment banking expertise. That's why we completed 35 investment banking transactions referred by these clients in 2004.

Private Investment Management Advisory services remain a core component of the total advice and solutions the Firm brings to its Private Investment Management clients. These services include everything from personal wealth planning to portfolio advice and manager selection. The Private Investment Management business also has a Capital Advisory group that develops corporate finance solutions for executives, small-to-mid-sized companies, private equity firms and sports franchise owners. In 2004, the Firm successfully completed 35 separate Investment Banking transactions for its high net worth clients, including the IPO for Ness Technologies.



Partnership Solutions Group Started in May 2004, the Partnership Solutions Group focuses on proactively developing business opportunities with minority- and women-owned financial services firms. The group serves as a centralized touch point and relationship manager for these clients, helping to leverage the Firm's capabilities across its divisions. In 2004, the Firm participated in three bond offerings with a number of these partners, including a $750 million note offering for General Electric Capital Corp. with lead managers Williams Capital and Blaylock Partners.



"Lehman Brothers was extremely supportive from our early stage investment in Ness Technologies through the initial public offering in September of 2004, where they served as joint-lead manager."

(center)
Morris Wolfson
Private Investor
(left)
Aharon Fogel
Chairman of the Board, Ness Technologies Inc.
(right)
Raviv Zoller
President and CEO, Ness Technologies Inc.

UNPARALLED FIRMWIDE ACCESS

As part of the comprehensive services that Lehman Brothers provides to high net worth individuals and businesses within its Investment Management division, the Firm effectively brings together all of its Capital Markets and Investment Banking resources in meeting their needs. A high degree of firmwide integration and cooperation provides our Investment Management clients with ready access to the full array of fixed income and equity securities, structured finance solutions, research, and Investment Banking services. In 2004, Lehman Brothers completed a record number of Investment Banking transactions referred to the Firm by its Investment Management clients, and an increasing number of Capital Markets and Investment Banking clients sought out the Firm's wealth management services.



"The success of non-traditional Wall Street firms, such as Williams Capital, is dependent on our ability to gain access to the types of opportunities that are identified and promoted by the Partnership Solutions Group. By collaborating with this group, we have been able to increase our profits and take part in mutually beneficial and precedent setting business activities."

Christopher J. Williams
Chairman and CEO, The Williams Capital Group

Delivering Results Through Client Focus

We've continued to gain significant market share: 6 particular gains stand out.

At Lehman Brothers, our clients are at the center of everything we do. Our mission is to build unrivaled partnerships with our clients by putting them at the center of the relationship and delivering all of the resources of the Firm in a superior way.

As a preeminent investment bank, we have built our business one client at a time, where the excellence of our advice, our ideas, our execution, our products and our service levels encourage clients to transact more business with the Firm.

We measure our success with our clients in a number of ways: we look at the repeat business we engage in for clients; we look at the longevity of the client relationship; we look at the number of new clients we add in a given year; we look at our growing market or fee share with clients; we look at the growth in the assets we manage; and we look at our participation levels within the primary and secondary markets, among other measures.

Our steadfast commitment to our clients has resulted in a strong financial performance for the Firm, as we have significantly increased our market share and scale in many businesses. We aim to be the dominant provider of Capital Markets, Investment Banking and Investment Management products and services to each of our clients.

Lehman Brothers today is a growing company within a growing industry. Our objective is to gain a bigger piece of this growing pie, by increasing our number of clients and the amount of business we transact with them, and by fully participating in the evolution and growth of the global capital markets.



Market Share
Worldwide Announced M&A [1]

- 15.8%
- 11.0%
- 10.9%
- 6.5%
- 7.9%

Market Share
NYSE Listed Trading [2]

Year	Share
04	7.3%
03	7.0%
02	7.2%
01	5.7%
00	4.1%

Market Share
Worldwide Completed M&A [1]

- 15.8%
- 9.0%
- 10.3%
- 7.7%
- 9.1%

Market Share
U.S. Fixed Income Trading [3]

Year	Share
04	11.2%
03	10.5%
02	9.7%
01	9.5%
00	9.6%

Market Share
Worldwide Equities Underwriting [1]

- 4.2%
- 3.7%
- 3.5%
- 4.3%
- 2.6%

Assets Under Management (in Billions)

Year	Assets
04	$ 136.7
03	$ 120.1
02	$ 8.6
01	$ 11.7
00	$ 4.5

[1] Source: Thomson Financial Securities Data; based on calendar year. Equities Underwriting excludes rights offerings.
[2] Source: Autex; average market share for fiscal year
[3] Source: a leading market research firm


LEHMAN BROTHERS
2004

We helped bring together 49 million wireless subscribers when we advised Cingular, SBC Communications and BellSouth on the $47.1 billion purchase of AT&T Wireless.

CINGULAR

Cingular Wireless, which is 60% owned by SBC Communications and 40% by BellSouth Corporation, acquired AT&T Wireless for $47.1 billion, the largest all cash transaction in history. Lehman Brothers advised both SBC and BellSouth and acted as exclusive financial advisor to Cingular. This transaction illustrates how Lehman Brothers focuses on "delivering the Firm" to clients, as the Firm advised on the acquisition, provided an important bridge loan commitment and led a portion of the permanent financing.



"Lehman Brothers has advised us on our most transformational transactions. We place great value on their strategic and financial judgment. From the Chairman's office to the trading floor, our long-term partnership spans our organizations."

(left)
Edward E. Whitacre Jr.
Chairman and CEO,
SBC Communications Inc.
(right)
James S. Kahan
Senior Executive Vice President
Corporate Development,
SBC Communications Inc.



Investment Banking: Communications
Global Communications is an industry where Lehman Brothers is a recognized leader. Lehman advised on the creation of Cingular in 2000, when SBC and BellSouth merged their wireless businesses. The Firm has been involved in virtually all of Cingular's major M&A and financing transactions since. Lehman Brothers treasures its long-standing relationships with Cingular and its parents, SBC and BellSouth.



Debt Capital Markets
In addition to advising Cingular and its parent companies, Lehman Brothers provided a bridge loan commitment to BellSouth and was joint book-runner on BellSouth's $5 billion of bond-related financings.

Investment Banking: Mergers & Acquisitions
Lehman Brothers advised SBC and BellSouth and acted as exclusive financial advisor to Cingular in this revolutionizing acquisition—which proved to be one of the most competitive auctions, in any industry, in recent times.



Investment Banking: Mergers & Acquisitions Lehman Brothers acted as financial advisor to selling shareholder ADSB (a consortium comprised of SBC Communications, Singapore Telecommunications and TDC). The Firm advised on two share repurchases, totaling €1.3 billion, and a €5 billion transfer of Belgacom's pension fund to the Belgian State, which paved the way for the IPO.


belgacom

Investment Banking: Europe This transaction required a tremendous cross-border effort and the ability to coordinate coverage and product groups in different regions, since the Firm's clients were located in four different countries.



Equity Capital Markets The Belgacom initial public offering was the first significant telecom IPO in several years and is credited with re-opening the equity capital markets to telecommunications companies in Europe. Lehman Brothers was instrumental in helping structure the offering so as to strengthen its investment appeal to global investors and maximize returns to ADSB.



Investment Banking: Communications Lehman Brothers worked extensively over a multi-year period with all members of the ADSB consortium and Belgacom in pursuing various value-creating opportunities. Those experiences provided the Firm with both intimate knowledge of ADSB's goals and a platform from which to recommend the monetization path chosen.

BELGACOM

Lehman Brothers played an integral role in structuring and executing the initial public offering of Belgacom, the leading telecommunications company in Belgium. This €3.6 billion transaction was the largest global IPO since July 2002, the largest telecom IPO in three years and the largest ever Belgian IPO. In addition to acting as joint global coordinator and joint bookrunner on this record-setting equity offering, the Firm advised on several necessary and complex pre-IPO transactions between the selling shareholder ADSB, Belgacom and the Belgian State. This offering provided for a full monetization of ADSB's ownership stake.

And we completed the largest IPO of the year in a €3.6 billion offering for Belgacom's selling shareholders.

We were on the same page as Madison Dearborn in their $3.7 billion acquisition of the Boise Cascade Forest Products paper businesses.

MADISON DEARBORN

Lehman Brothers acted as financial advisor to Madison Dearborn Partners in its $3.7 billion leveraged buyout of the Boise Cascade forest products businesses from OfficeMax. This transaction was the largest Paper and Forest Products sector M&A transaction in the last two years, the second largest leveraged buyout in 2004, and the second largest Paper and Forest Products sector leveraged buyout ever. In addition, Lehman Brothers served as joint-lead arranger and joint bookrunner on a fully committed $5.2 billion financing package in connection with the buyout.



"Lehman Brothers has been an extremely valuable partner for Madison Dearborn over an extended period of time. We consistently rely on their in-depth knowledge and advice across a wide range of industry sectors."

Samuel M. Mencoff
Co-President,
Madison Dearborn Partners, LLC

Investment Banking: Financial Sponsors The Financial Sponsor Group provided strategic advisory services to Madison Dearborn in connection with its leveraged buyout of the Boise Cascade forest products businesses. Since 2000, Lehman Brothers has advised Madison Dearborn on transactions in a total of seven industry sectors.

Investment Banking: Industrials Lehman Brothers' extensive experience in the Paper, Packaging and Forest Products sector helped Madison Dearborn Partners in its acquisition of the Boise Cascade forest products businesses. This transaction facilitated OfficeMax's transformation into a pure-play office products distributor.



Debt Capital Markets In connection with the acquisition, Lehman Brothers acted as joint-lead arranger and joint bookrunner for $3.0 billion of senior secured credit facilities and joint bookrunner on $650 million of high yield notes. Lehman also issued collateral notes to support a $1.65 billion installment note that was issued as part of the transaction.


BOISE
BOISE X-9
8 1/2 X 11
20 LB.
500
10.00M
OX9001

We customize investment solutions for individuals, families and institutions within the 3 businesses in our Investment Management Division.

Private Investment Management Private Investment Management offers comprehensive investment, wealth advisory and capital markets execution services for high net worth individuals and businesses, leveraging all the resources of the Firm. It encompasses the Firm's Investment Representatives, the Institutional Client group, the Lehman Brothers Trust Company, as well as Portfolio Advisory, Wealth Advisory and Capital Advisory services.



Asset Management The Asset Management business represents the Firm's proprietary asset management products across traditional and alternative asset classes, offered through a variety of distribution channels. This business includes Neuberger Berman, which encompasses the Private Asset Management business as well as a family of mutual funds and wrap accounts, and Lehman Brothers Asset Management, which specializes in investment strategies for institutional and qualified individual investors.

Private Equity Private Equity provides investment opportunities in privately negotiated transactions for institutional and qualified individual investors across a variety of asset classes, including Merchant Banking, Venture Capital, Real Estate, Fixed Income-related and Fund of Funds Investments, along with capital-raising capabilities for private equity sponsors.

INVESTMENT MANAGEMENT

Lehman Brothers provides individual, family and institutional clients with more than the right advice, investments and services; the Firm also provides a commitment to our clients' long-term success. The Firm's comprehensive capabilities in Investment Management are incorporated into three highly integrated global businesses: Private Investment Management, Asset Management and Private Equity. The Firm's commitment to its clients' success is underscored by the fact that the Firm and its employees often invest alongside clients, demonstrating that our mutual interests are aligned. This steadfast commitment, with proven results, provides our clients with the trust and confidence they need to invest with Lehman Brothers.



"I feel fortunate to have established such a long-standing relationship with a Private Asset Management team that demonstrates brilliance, integrity, dedication and focus in managing my personal account."

Joel S. Ehrenkranz
Private Investor

Preserving Our Primary Asset: Our Culture

There are *19,580* good reasons for our exceptional momentum during this past year: our *19,579* employees committed to only *1* standard—Lehman's.

At Lehman Brothers, success depends on the quality of our people and the strength of our culture. Our unique One Firm culture, with its emphasis on client service, integration, cooperation and creativity, has reinforced the momentum of our franchise by making the Firm the nimble and entrepreneurial organization it is today. Teamwork, initiative and innovation are not merely encouraged but required in all aspects of our work. Our focus is simple but compelling: to creatively, passionately and effectively serve our clients by partnering with them to deliver all of the Firm's resources.

Ultimately, our culture is built upon a solid foundation of trust, commitment and common values. It relies on the integrity of our people, based on our core principles of honesty and accountability. As our Firm grows, our success continues to be driven by the exceptional caliber of our employees who, as shareholders of nearly one-third of the Firm, think and act like the responsible owners they are. The collective resolve and dedication of our 19,579 employees comprise the single most valuable asset of our Firm.

We are mindful of preserving the unique culture we have created. At Lehman Brothers, we operate as a meritocracy. Fostering an inclusive and diverse work environment is critical to our success. We ensure that individuals succeed based on their own talent, ambition and initiative, and are not inhibited by any barriers in the workplace.

To meet our global clients' needs and to generate the best ideas, we strive to hire, develop and retain the very best people from the widest pools of talent. We assist them in realizing their potential through a variety of mentoring and leadership programs, as well as our philanthropic efforts. These initiatives will position Lehman Brothers for continued success in seizing the opportunities ahead.

19,579

More than *12,000* of our employees have participated in diversity and leadership programs.

DIVERSITY AND LEADERSHIP

The strength of our culture and our people have propelled our franchise forward and raised the bar on our performance. By attracting, retaining and developing the best people from a broad talent pool, Lehman Brothers has created an inclusive culture that fosters employee development and contributes to our commercial success. Diversity is an integral part of our vision: we not only value differing ideas and perspectives, but reward the innovation necessary to deliver the very best solutions to our clients. Our Diversity Councils, diversity awareness training and Employee Networks and Forums, continue to strengthen our dedication to workforce diversity.

We are also focused on building the capabilities and culture of our Firm by enhancing our core management skills and by developing successful leaders. Our investment in the professional development of our employees exemplifies our commitment to continually strengthen our franchise.

These joint efforts are driven through executive support and accountability and are commercial prerequisites as we continue to expand our global capabilities.



Employee Networks
Lehman Brothers is an active supporter of employee networks in the workplace. Our networks are committed to promoting our One Firm culture, while creating an inclusive environment for all employees. They support the Firm's businesses by partnering with recruiting, providing mentorship opportunities, exchanging ideas and information and educating managers on issues of interest to their members. Our five dynamic networks, comprised of the Lehman Brothers Asian Network (LBAN), the Lehman Brothers Gay and Lesbian Network (LBGLN), Lehman Employees of African Descent (LEAD), The Latin American Council (TLAC) and Women's Initiatives Leading Lehman (WILL and €WILL), create career, educational, and social opportunities and form an integral part of the Firm's diversity initiatives by enhancing professional development and maximizing the contributions of every Lehman Brothers employee. We are very proud of our employee networks, which continue to expand and are becoming increasingly active and visible both within the Firm and externally.

Leadership Training
Lehman Brothers has developed a series of programs to build the capabilities and culture of the Firm by improving managers' relationship and decision-making skills. Using senior leaders as faculty partnered with consultants, our programs encourage managers to develop themselves as effective leaders. Through this work, our goal is to be one of the best led firms in the world.



(top)
SPARKS: Sport Aiding Medical Research for Kids London employees raised money for SPARKS through multiple fund drives.

(middle)
Oaklands School Lehman Brothers continued its long-standing partnership with Oaklands School in the London borough of Tower Hamlets, providing tutoring support in foreign languages, reading and science.

NPO Palette Tokyo employees provided two eight-week intensive English language courses to the clients of NPO Palette, an organization dedicated to helping mentally and physically challenged individuals live independently.

(bottom)
Harlem Children's Zone Lehman Brothers is the principal corporate sponsor of the Harlem Children's Zone. HCZ is an organization committed to improving the lives of all children within a 60-square block section of New York's Harlem neighborhood through a comprehensive range of services provided from birth to adulthood. Lehman Brothers employees volunteer their time and talents to HCZ in numerous ways. Investment professionals have designed and staffed an "Investment Camp" to introduce students to investing. The Firm's Information Technology and Security staffs have played pivotal advisory roles in the construction of HCZ's new headquarters and charter school building, including recruiting technology companies to join with us in providing in-kind donations. Employees have participated in numerous extracurricular activities designed to enrich children's lives. Lehman Brothers is committed to supporting HCZ in its planned expansion to 90 square blocks.

We partner with community organizations in our 3 major regions.

PHILANTHROPY

We seek to promote healthy and vibrant communities and build a platform for the future through investment in children and youth. We leverage all the Firm's resources, including foundation and corporate grants, in-kind donations, employee gift matching, volunteerism and nonprofit board service. Our global philanthropy focuses on three common themes: *Advancing Quality Healthcare, Promoting Cultural Vibrancy,* and *Building Children's Futures.* Some recent highlights of our support include:

- Groundbreaking for The Lehman Brothers Emergency Center at NYU Downtown Hospital
- Completion of a state-of-the-art headquarters building by Alvin Ailey American Dance Theater, including The Lehman Brothers Studio
- Sponsorship of DonorsChoose, which operates a Web-based philanthropic marketplace, where donors fund teachers' requests for needed classroom resources
- Major grants and employee gift matching to organizations responding to disasters and human crises around the globe, including the earthquakes in Japan in October and the December tsunami in southern Asia; we are also the largest corporate supporter of Doctors Without Borders USA's Current Emergencies initiative.

Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Lehman Brothers Holdings Inc. ("Holdings") and subsidiaries (collectively, the "Company," "Lehman Brothers," "we," "us" or "our") is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth individual clients and customers. Our worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. Through our subsidiaries, we are a global market-maker in all major equity and fixed income products. To facilitate our market-making activities, we are a member of all principal securities and commodities exchanges in the U.S., and we hold memberships or associate memberships on several principal international securities and commodities exchanges including the London, Tokyo, Hong Kong, Frankfurt, Milan, Australian and Paris stock exchanges.

Our principal businesses are investment banking, capital markets and investment management which, by their nature, are subject to volatility primarily due to changes in interest and foreign exchange rates, valuation of financial instruments and real estate, global economic and political trends and industry competition. Through our investment banking, trading, research, structuring and distribution capabilities in equity and fixed income products we continue to build on our customer flow business model, which focuses on customer flow activities. The customer flow model is based on our principal focus of facilitating client transactions in all major global capital markets products and services. We generate customer flow revenues from institutional, corporate, government and high-net-worth customers by (i) advising on and structuring transactions specifically suited to meet client needs; (ii) serving as a market-maker and/or intermediary in the global marketplace, including having securities and other financial instrument products available to allow clients to rebalance their portfolios and diversify risks across different market cycles; (iii) providing investment management and advisory services; and (iv) acting as an underwriter to clients. As part of our customer flow activities, we maintain inventory positions of varying amounts across a broad range of financial instruments that are marked to market daily and, along with proprietary trading positions, give rise to Principal transactions and net interest revenue. The financial services industry is significantly influenced by worldwide economic conditions as well as other factors inherent in the global financial markets. As a result, revenues and earnings may vary from quarter to quarter and from year to year.

All references to the years 2004, 2003 and 2002 in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") refer to our fiscal years ended November 30, 2004, 2003 and 2002, or the last day of such fiscal years, as the context requires, unless specifically stated otherwise.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this MD&A, including those relating to our strategy and other statements that are predictive in nature, that depend on or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements are not historical facts but instead represent only management's expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve uncertainties that are difficult to predict, which may include, but are not limited to, the factors discussed under "Certain Factors Affecting Results of Operations" below. As a global investment bank, our results of operations have varied significantly in response to global economic and market trends and geopolitical events. The nature of our business makes predicting the future trends of revenues or financial condition difficult. Caution should be used when extrapolating historical results or conditions to future periods.

Our actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on such statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Our financial condition and results of operations may be affected by uncertain or unfavorable economic, market, legal and other conditions. These conditions include but are not limited to:

Market Risk

Changes in interest and foreign exchange rates, financial instruments and real estate valuations and increases in volatility can increase credit and market risks and may also affect customer-flow-related revenues and proprietary trading revenues as well as affect the volume of debt and equity underwritings and merger and acquisition transactions. We use derivatives and other financial contracts to hedge many of these market risks.

Competitive Environment

All aspects of our business are highly competitive. Our competitive ability depends on many factors, including our reputation, the quality of our services and advice, intellectual capital, product innovation, execution ability, pricing, and sales efforts and the talent of our personnel. See Part I, Item 1—Business—Competition in our 2004 Annual Report on Form 10-K (the "Form 10-K") for more information about competitive matters.

Investor Sentiment

Accounting and corporate governance scandals in recent years have had a significant effect on investor confidence. In addition, concerns about geopolitical developments and oil prices, among other things, can affect the global financial markets. See Executive Overview—Business Environment and —Economic Outlook in this MD&A for additional information.

Liquidity

Liquidity and liquidity management are of critical importance in our industry. Liquidity could be affected by the inability to access the long-term or short-term debt, repurchase or securities-lending markets or to draw under credit facilities, whether due to factors specific to us or to general market conditions. In addition, the amount and timing of uncertain events, such as unfunded commitments and contingencies, could adversely affect cash requirements and liquidity. To mitigate these risks, our liquidity and funding policies have been conservatively designed to maintain sufficient liquid financial resources to continually fund our balance sheet and to meet all expected cash outflows, for one year in a stressed liquidity environment. See Liquidity, Funding and Capital Resources—Liquidity Risk Management in this MD&A for more information.

Credit Ratings

Our access to the unsecured funding markets is dependent on our credit ratings. A reduction in our credit ratings could adversely affect our access to liquidity alternatives and our competitive position, and could increase the cost of funding or trigger additional collateral requirements. See Liquidity, Funding and Capital Resources—Credit Ratings in this MD&A for more information.

Credit Exposure

Credit exposure represents the possibility a counterparty will be unable to honor its contractual obligations. Although we actively manage credit exposure daily as part of our risk management framework, counterparty default risk may arise from unforeseen events or circumstances.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal or outsourced processes, people, infrastructure and technology, or from external events. We minimize these risks through our strong internal control environment.

Legal and Regulatory

The securities and financial services industries are subject to extensive regulation under both federal and state laws in the U.S. and under the laws of the many other jurisdictions in which we do business. We also are regulated by a number of self-regulatory organizations such as the National Association of Securities Dealers, the Municipal Securities Rulemaking Board and the National Futures Association, and by national securities and commodities exchanges, including the New York Stock Exchange. Violation of applicable regulations could result in legal and/or administrative proceedings, which may impose censures, fines, cease-and-desist orders or suspension of a firm, its officers or employees. The scrutiny of the financial services industry has increased, which has led to increased regulatory investigations and litigation against financial services firms.

Legislation and rules adopted both in the U.S. and around the world have imposed substantial new or more stringent regulations, internal practices, procedures and controls and disclosure requirements in such areas as financial reporting, corporate governance, auditor independence, equity compensation plans, restrictions on the interaction between equity research analysts and investment banking personnel and money laundering. The trend and scope of increased compliance requirements may require us to invest in additional resources to ensure compliance.

We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our business, including actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and actions brought on behalf of various classes of claimants against many securities firms and lending institutions, including us. See Part I, Item 1—Business—Regulation and Part I, Item 3—Legal Proceedings in the Form 10-K for more information about legal and regulatory matters.

Summary of Results

Net income totaled $2.4 billion, $1.7 billion and $975 million in 2004, 2003 and 2002, respectively, up 39% and 74% from the corresponding 2003 and 2002 periods. The 2004 results represent the highest net revenues, net income and earnings per share ever reported, with improved revenues in each of our three business segments and in each geographic region. Diluted earnings per share were $7.90, $6.35 and $3.47 in 2004, 2003 and 2002, respectively, up 24% and 83% from the corresponding 2003 and 2002 periods.

During 2004, we continued to strengthen our franchise. In Investment Banking we gained significant market share in key activities such as mergers and acquisitions ("M&A") and equity origination, while maintaining our considerable share in fixed income origination. In Capital Markets we continued to broaden our client base, offer best-in-class research services to our clients and invest in technology to bring superior execution to our clients. We also expanded our Capital Markets mortgage origination platform through several business acquisitions. In Investment Management we continued to grow our various platforms by broadening our product offerings, enhancing performance and service levels and increasing our scale. In addition, we have successfully integrated our 2003 acquisitions of Neuberger, The Crossroads Group ("Crossroads") and Lincoln Capital Management ("Lincoln"). As a firm, we continue to invest in our infrastructure and facilities while maintaining our strict discipline around expenses, risk, and capital and liquidity management.

Business Environment

As a global investment bank, our results of operations have varied significantly in response to global economic and market trends and geopolitical events. A favorable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, low unemployment, strong business profitability, and high business and investor confidence. These factors influence levels of debt and equity security issuance and merger and acquisition activity, which affect our Investment Banking business; trading volumes and valuations in secondary financial markets, which affect our Capital Markets businesses; and workforce wealth creation, which affects both our Capital Markets and Investment Management businesses.

The global business environment in 2004 was mixed but generally favorable compared with recent years due to a combination of factors including positive economic growth, improved corporate profitability, stronger equity markets and low interest rates. The European and Japanese economies cooled as the year progressed, while activity in the U.S. remained vibrant. The market environment in the second half of 2004 became challenging, extending beyond the seasonal summer slowdown to incorporate a series of headline and event-risk items that elevated the level of market uncertainty and held equity trading volumes and volatility down. The Federal Reserve ("Fed") raised interest rates 25 basis points in each of June, August, September and November (and again in December), matching the markets' expectations of a "measured" approach to monetary policy. The Bank of England also raised rates during the year, while the European Central Bank held rates unchanged. While these developments were consistent with expectations, a host of uncertainties weighed on the market for much of the year. Continued turmoil in the Middle East elevated geopolitical risk, and the possibility of terrorism hung over the Athens Olympic games and the political conventions and elections in the U.S. Increased oil demand and constrained supply elevated the price of oil to all-time highs, fueled in part by supply disruptions in the Middle East, events in Russia, the Venezuelan referendum and speculative activity. Election year politics in the U.S. further raised market uncertainty, particularly with respect to future U.S. foreign, tax and fiscal policy. However, the quick resolution of the U.S. presidential election, coupled with stronger payroll data and declining oil prices touched off rallies in both the equity and fixed income markets.

The S&P 500, Dow Jones Industrial and NASDAQ indices rose 11%, 7% and 7%, respectively, in the year ended November 30, 2004, with much of this growth occurring in the first and fourth quarters. The European recovery, evident in 2003, continued modestly through 2004. In the European equity markets, the FTSE 100 and the DAX composite rose 8% and 10%, respectively, from November 30, 2003. The economies in Asia (excluding Japan) performed strongly in 2004, underpinned by the synchronized global economic recovery and accommodative domestic macroeconomic policies. Japan's economy continues to recover, although deflation remains a persistent threat, which could result in yen depreciation. Against this backdrop, the Nikkei and Hang Seng indices rose 8% and 14%, respectively, compared with November 30, 2003.

Equity markets The U.S. equity markets in 2004 reflected lower volumes and volatility compared with 2003. Monthly average trading volumes on the NASDAQ declined 21% while volumes on the New York Stock Exchange rose 3% compared with 2003. In Europe volumes were broadly comparable to 2003, while in Asia volumes increased significantly. Equity offerings improved significantly compared with 2003, reflecting improved market dynamics and higher valuations. The overall volume of initial public offerings ("IPOs") nearly tripled compared with 2003 as the global economy continued to grow and companies required more capital for expansion. The improvement in IPO and secondary activity helped to offset a significant decline in convertible offerings.

Fixed income markets Despite the Fed's shift in February from maintaining a low interest rate environment for a "considerable period" to a "measured" approach of raising rates beginning in June, interest rates remained low in both absolute and relative terms, and the fixed income markets overall remained strong. Certain credit asset classes experienced lower volatility and trading volumes during the year. Total global debt origination rose 6% in fiscal 2004 compared with 2003 as growth in investment grade and high yield origination totaling 10% and 12%, respectively, was partially offset by declines in mortgage-backed and agency origination of 13% and 10%, respectively.

Mergers and acquisitions The improvement in equity valuations during 2004 coupled with strengthening cash flows enabled companies to consider strategic acquisitions. Completed and announced M&A volumes improved significantly compared with 2003, reflecting strong liquidity, continued interest from financial sponsors and the cautious return of the strategic buyer. During 2004, global M&A announcements rose 27% compared with 2003 and completed M&A transactions rose 34% compared with 2003.

Economic Outlook

The financial services industry is significantly influenced by worldwide economic conditions in both banking and capital markets. In calendar 2005, we expect the U.S. and Asian (excluding Japan) economies to grow at 3.5% and 6.7% rates, respectively, while we expect more moderate growth rates of 1.5% and 0.6% in Europe and Japan, respectively. We believe the Fed will raise rates an additional 125 basis points, to 3.50% by mid-year—enough to slow growth and quell inflation pressures without creating the risk of a hard landing. Inflation remains a top concern of the Fed, even though price and wage pressures remain fairly muted. Measured Fed tightening amid solid gross domestic product growth and low inflation should help to create a benign interest rate environment in calendar 2005, as the capital markets have largely factored in expected rate increases. We also anticipate the European Central Bank and Bank of Japan will remain on hold. Corporate profitability remains resilient, even though expectations have moderated compared with 2004. Although we remain somewhat wary about geopolitical risk, the growing deficits in the U.S., and China's efforts to rein in growth, we see resiliency in the global economy as a whole.

Equity markets The equity markets became more constructive in late 2004 after many of the uncertainties of the 2004 third and early fourth quarters played themselves out. After a round of postponements and cancellations during the summer of 2004, offering pipelines stabilized, and companies continue to seek to fund growth. We expect the equity offering calendar to remain robust into 2005. Furthermore, reasonably strong corporate profitability and a benign inflation outlook would increase confidence in the marketplace.

Fixed income markets We see continued signs of resiliency in the fixed income markets attributable to the expected measured pace of interest rate increases, stable credit spreads, the amount of debt maturing in 2005, and the expected increase in M&A-related financings. Fixed income activity is driven in part by absolute interest rates but also is highly correlated with the degree of volatility, the shape of the yield curve and the general improvement in credit quality which, in the aggregate, is contributing to a relatively healthy business environment. The investor base has changed dramatically from the long-only investors of a few years ago to a rapidly-growing hedge fund, and an expanding international investor base. Investors now employ far more developed risk mitigation tools to manage their portfolios. Unlike in 1994, the Fed has been far more transparent in communicating its intentions, and the market successfully absorbed five rate hikes in calendar 2004 and rallied in the process. In addition, the size and diversity of the global fixed income marketplace is significantly larger and broader than ever before and we expect approximately $8.6 trillion of global fixed income origination in calendar 2005, a slight decrease from $8.8 trillion in calendar 2004.

Mergers and acquisitions Companies remain interested in growth, and many have reduced their cost structures as far as possible. During 2004, we saw increased activity from strategic buyers, and we expect the M&A fee pool in 2005 to grow compared with 2004. At the same time, as companies seek to streamline operations or reduce debt, many are divesting non-core businesses, which is helping to drive M&A opportunities.

Asset management and high net worth Our outlook for asset management and services to high-net-worth individuals is also positive, given favorable demographics and the trends toward pension reform, higher savings rates globally and intergenerational wealth transfer. The high-net-worth client increasingly seeks multiple providers and greater asset diversification along with a high service component. We believe the significant expansion of our asset management business, and the generally strong investment-return performance of our asset managers in 2004 positions us well for growth in 2005.

CONSOLIDATED RESULTS OF OPERATIONS[1]

Overview

Net revenues were $11.6 billion, $8.6 billion and $6.2 billion in 2004, 2003 and 2002, respectively, up 34% and 40% from the corresponding 2003 and 2002 periods. Net income totaled $2.4 billion, $1.7 billion and $975 million in 2004, 2003 and 2002, respectively, up 39% and 74% from the corresponding 2003 and 2002 periods. Diluted earnings per share were $7.90, $6.35 and $3.47 in 2004, 2003 and 2002, respectively, up 24% and 83% from the corresponding 2003 and 2002 periods. The 2004 results represent the highest revenue, net income and earnings per share we have ever reported. The results reflect the enhanced scale we have built—in part by acquisitions—and the diversification we have achieved, coupled with continuing strict discipline in our core competencies around managing expenses, risk and capital. The results also reflect the benefits of the increased scale of our asset management business and the growth of our mortgage origination platform through several business acquisitions. See Consolidated Results of Operations—Business Acquisitions and Dispositions in this MD&A for more information.

Compensation and benefits expense as a percentage of net revenues was 49.5%, 49.9% and 51.0% in 2004, 2003 and 2002, respectively. Non-personnel expenses as a percentage of net revenues were

[1] Market share, volume and ranking statistics in this MD&A were obtained from Thomson Financial.

20.1%, 20.7% and 26.3% in 2004, 2003 and 2002, respectively. Consequently, pre-tax margin was 30.4%, 29.3% and 22.7% in 2004, 2003 and 2002, respectively.

Return on average common stockholders' equity was 17.9%, 18.2% and 11.2% in 2004, 2003 and 2002, respectively. Return on average tangible common stockholders' equity[1] was 24.7%, 19.2% and 11.5% in 2004, 2003 and 2002, respectively. Return on average common stockholders' equity and return on average tangible common stockholders' equity are computed by dividing net income applicable to common stock for the period by average common stockholders' equity and average tangible common stockholders' equity, respectively. Management believes average tangible common stockholders' equity is a meaningful measure because it reflects the common stockholders' equity deployed in our businesses.

NET REVENUES

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Principal transactions	**$ 5,699**	$ 4,272[1]	$ 1,951	33%	119%
Investment banking	**2,188**	1,722[1]	1,731[1]	27	(1)
Commissions	**1,537**	1,210	1,286	27	(6)
Interest and dividends	**11,032**	9,942	11,728	11	(15)
Asset management and other	**794**	141[1]	85[1]	463	66
Total revenues	**21,250**	17,287	16,781	23	3
Interest expense	**9,674**	8,640	10,626	12	(19)
Net revenues	**$11,576**	$ 8,647	$ 6,155	34%	40%

[1] Reclassified to conform to the 2004 presentation.

Net revenues totaled $11.6 billion, $8.6 billion and $6.2 billion in 2004, 2003 and 2002, respectively. Net revenues in 2004 and 2003 each represented records. Net revenues grew 34% in 2004 compared with 2003, reflecting increases in each of our three business segments and in each geographic region. Investment Banking business segment revenues rose 27% in 2004 compared with 2003 propelled by improvements in Merger and Acquisition Advisory and Equity Underwriting. Capital Markets business segment net revenues rose 28% in 2004 compared with 2003, reflecting record Fixed Income revenues and stronger Equities revenues, leading to record results for the segment. Investment Management business segment net revenues rose 87% in 2004 compared with 2003, primarily due to increased Asset Management revenues associated with business acquisitions, complemented by improved results in the Private Investment Management (formerly Private Client) component of this business segment. Net revenues grew 40% in 2003 compared with 2002, primarily attributable to improved Capital Markets results, which rose 66% compared with 2002, driven by then-record Fixed Income net revenues. Investment Management net revenues rose 13% in 2003 compared with 2002, while Investment Banking net revenues were essentially unchanged in 2003 compared with 2002. See Business Segments in this MD&A for a detailed discussion of net revenues by business segment.

[1] Average tangible common stockholders' equity equals average common stockholders' equity less average identifiable intangible assets and goodwill and is computed as follows:

In millions Year ended November 30	2004	2003	2002
Average common stockholders' equity	$12,843	$ 9,061	$ 8,073
Average identifiable intangible assets and goodwill	(3,547)	(471)	(191)
Average tangible common stockholders' equity	$ 9,296	$ 8,590	$ 7,882

Principal Transactions, Commissions and Net Interest Revenues

In both the Capital Markets and Investment Management business segments we evaluate revenue performance based on the aggregate of Principal transactions, Commissions and Interest and dividends revenue net of Interest expense ("Net interest revenue"), which includes realized and unrealized gains and losses, commissions associated with transactions and the interest and dividend revenue or expense associated with financing or hedging positions. Caution should be used when analyzing these revenue categories individually because they may not be indicative of the overall performance of the Capital Markets and Investment Management business segments. Principal transactions, Commissions and Net interest revenues rose 27% in 2004 compared with 2003 and 56% in 2003 compared with 2002, totaling $8.6 billion, $6.8 billion and $4.3 billion in 2004, 2003 and 2002, respectively.

Principal transactions revenue improved 33% in 2004 compared with 2003. Record fixed income revenues in 2004, with notable improvements in mortgage and interest rate products, contributed to the increase together with stronger equity net revenues, particularly in equity derivatives and prime broker activities. Principal transactions revenue rose 119% in 2003 compared with 2002, primarily reflecting then current record revenues from fixed income products. Revenues from equity products also improved in 2003 compared with 2002 as a result of rising global equity indices and improved performance in private equity.

Commission revenue increased 27% in 2004 compared with 2003, reflecting commission revenue attributable to the acquisition of Neuberger complemented by growth in our trading volumes, despite lower market volumes generally, attributable to both our institutional and high-net-worth clients. Commission revenue declined 6% in 2003 compared with 2002, primarily reflecting lower trading volumes.

Interest and dividends revenue and Interest expense are a function of the level and mix of total assets and liabilities (primarily financial instruments owned and secured financing activities), the prevailing level of interest rates, and the term structure of our financings. Net interest revenue in 2004 rose 4% compared with 2003 principally due to an increase in interest earning assets. Interest and dividends revenue and Interest expense rose 11% and 12%, respectively, in 2004 compared with 2003 attributable to higher levels of interest- and dividend-earning assets and interest-bearing liabilities coupled with a modest upward shift in interest rates. Net interest revenue rose 18% in 2003 compared with 2002, primarily due to an increase in interest earning assets, including higher levels of secured financing activities, and a steeper yield curve in 2003 that reduced interest expense on secured short-term funding. Interest and dividends revenue and Interest expense declined 15% and 19%, respectively, in 2003 compared with 2002, primarily due to substantial declines in interest rates.

Investment Banking

Investment banking revenues totaled $2.2 billion in 2004 and $1.7 billion in both 2003 and 2002. Investment banking revenues result primarily from fees and related revenues earned for underwriting public and private offerings of fixed income and equity securities, advising clients on M&A activities and corporate financing activities. Investment banking revenues increased 27% in 2004 compared with 2003, reflecting substantial improvements in M&A advisory and equity underwriting and continued strength in debt underwriting. Investment banking revenues in 2003 were essentially unchanged compared with 2002, as lower equity underwriting and M&A revenues were mostly offset by improved fixed income underwriting revenues. See Business Segments—Investment Banking in this MD&A for a discussion of our Investment Banking business segment.

Asset Management and Other

Asset management and other revenues primarily result from asset management fees. Asset management and other revenues totaled $794 million, $141 million and $85 million in 2004, 2003 and 2002, respectively. The significant increase in 2004 compared with 2003 is attributable primarily to the October 31, 2003 acquisition of Neuberger, complemented by higher private equity management and incentive fees. The growth in Asset management and other revenues in 2003 compared with 2002 is attributable primarily to the acquisition of Neuberger in October 2003 and the acquisition of Lincoln in January 2003.

NON-INTEREST EXPENSES

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	 2003/2002
Compensation and benefits	**$5,730**	$4,318	$3,139	33%	38%
Non-personnel expenses					
(excluding the Special Items described below)	**2,309**	1,716	1,517	35	13
Other real estate reconfiguration charge	**19**	77	128	(75)	(40)
September 11th related recoveries, net	**–**	–	(108)	–	–
Regulatory settlement	**–**	–	80	–	–
Total non-interest expenses	**$8,058**	$6,111	$4,756	32%	28%
Compensation and benefits/Net revenues	**49.5%**	49.9%	51.0%		

Non-interest expenses were $8.1 billion, $6.1 billion and $4.8 billion in 2004, 2003 and 2002, respectively, and include a number of Special Items discussed below. We continue to maintain a strict discipline in our core competency of managing expenses. Compensation and benefits expense as a percentage of net revenues was 49.5%, 49.9% and 51.0% in 2004, 2003 and 2002, respectively. Non-personnel expenses as a percentage of net revenues were 20.1%, 20.7% and 26.3% in 2004, 2003 and 2002, respectively. A significant portion of our expense base is variable, including compensation and benefits, brokerage and clearance, and business development. We expect our variable expenses as a percentage of net revenues to remain in approximately the same proportions in future periods.

Compensation and benefits expense was $5.7 billion, $4.3 billion and $3.1 billion in 2004, 2003 and 2002, respectively. Headcount totaled approximately 19,600, 16,200 and 12,300 at November 30, 2004, 2003 and 2002, respectively, reflecting a combination of business acquisitions and organic growth. Compensation and benefits expense includes both fixed and variable components. Fixed compensation, consisting primarily of salaries, benefits and amortization of previous years' deferred equity awards, totaled $2.6 billion, $2.0 billion and $1.9 billion in 2004, 2003 and 2002, respectively. The growth of fixed compensation expense in 2004 compared with 2003 was due primarily to the increase in headcount attributable to business acquisitions (see Consolidated Results of Operations—Business Acquisitions and Dispositions in this MD&A) coupled with organic growth related to certain business activity. The growth in fixed compensation expense in 2003 compared with 2002 primarily resulted from the acquisitions as well as an increase in pension expense. Variable compensation, consisting primarily of incentive compensation, commissions and severance, totaled $3.1 billion, $2.3 billion and $1.2 billion in 2004, 2003 and 2002, respectively, as higher revenues resulted in higher incentive compensation. Amortization of deferred stock compensation awards was $800 million, $625 million and $570 million in 2004, 2003 and 2002, respectively.

Non-personnel expenses totaled $2.3 billion, $1.8 billion and $1.6 billion in 2004, 2003 and 2002, respectively. The increase in non-personnel expenses in 2004 compared with 2003 is attributable to business acquisitions coupled with increased technology initiatives, higher occupancy costs and higher levels of business activity. The increase in non-personnel expenses in 2003 compared with 2002 is attributable primarily to increases in occupancy, technology and communications, and brokerage and clearance expenses, as well as the effect of business acquisitions.

Technology and communications expenses rose 28% in 2004 compared with 2003 reflecting the business acquisitions, the depreciation of technology assets at new facilities, and increased costs associated with the continued build-out of Capital Markets platforms and infrastructure. Brokerage and clearance expenses rose 23% in 2004 compared with 2003, due primarily to higher volumes in Capital Markets products and expansion in equities-related businesses. Occupancy expenses increased 32% in 2004 compared with 2003 primarily attributable to the business acquisitions and the increased cost of our new facilities in London and Tokyo. Professional fees increased 59% in 2004 compared with 2003 due to the business acquisitions and higher recruiting and legal fees. Business development expenses increased 42% in 2004 compared with 2003 due to the higher level of business activity and the business acquisitions. Other expenses increased 66% in 2004 compared with 2003 attributable primarily to the business acquisitions, including mutual fund distribution costs and the amortization of intangible assets.

Technology and communications expenses rose 8% in 2003 compared with 2002 reflecting depreciation of technology assets at new facilities and higher spending associated with the enhancement of Capital Markets trading platforms and technology infrastructure. Brokerage and clearance expenses rose 12% in 2003 compared with 2002 primarily attributable to increased volumes in fixed income products and our expansion in equities-related businesses in 2003. Occupancy expenses increased 11% in 2003 compared with 2002 primarily attributable to the increased cost of our new headquarters in New York and additional space needed to accommodate the growth in headcount. Professional fees increased 22% in 2003 compared with 2002, primarily due to higher legal, accounting and audit fees.

During 2004, we entered into a settlement with our insurance carriers relating to certain legal proceedings noticed to the carriers and initially occurring prior to January 2003. Under the terms of the insurance settlement, the insurance carriers will pay us $280 million. The proceeds of the insurance settlement will be used in resolving these legal proceedings as and if they occur. During 2004, we entered into a Memorandum of Understanding to settle the *In re Enron Corporation Securities Litigation* class action lawsuit. This $223 million settlement is subject to final court approval. The settlement with our insurance carriers and the settlement under the Memorandum of Understanding did not result in a net gain or loss in our Consolidated Statement of Income. See Part I, Item 3—Legal Proceedings in the Form 10-K for additional information about the Enron securities class action and related matters.

Special Items Non-interest expenses in 2004 and 2003 include pre-tax real estate charges of $19 million and $77 million, respectively ($11 million and $45 million after-tax, respectively), associated with our 2002 decision to dispose of certain excess real estate. In March 2004, we reached an agreement to exit virtually all of our remaining leased space at our downtown New York City location, which clarified the loss on this location and resulted in the $19 million charge. Non-interest expenses in 2002 include a pre-tax net gain of $108 million ($60 million after-tax) associated with September 11th related costs and insurance settlement proceeds, a $128 million pre-tax charge ($82 million after-tax) associated with decisions to reconfigure certain global real estate facilities and an $80 million pre-tax charge ($56 million after-tax) related to the settlement of allegations of research analyst conflicts of interest. The 2004, 2003 and 2002 real estate reconfiguration charges were recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* These charges represent estimated sublease losses expected to be incurred upon exiting certain of our facilities, primarily in London and New York. Substantially all of such facilities were subleased at November 30, 2004. The net pre-tax effect of the 2002 Special Items is a charge of $100 million. Additional information about the Special Items can be found in Notes 19 and 20 to the Consolidated Financial Statements.

Income Taxes

The provisions for income taxes totaled $1.1 billion, $765 million and $368 million in 2004, 2003 and 2002, respectively. These provisions resulted in effective tax rates of 32.0%, 30.2% and 26.3% for 2004, 2003 and 2002, respectively. The increases in the effective tax rates in 2004 and 2003 compared with the respective prior years were primarily due to higher levels of pre-tax income, which reduced the effect of permanent differences. See Note 18 to the Consolidated Financial Statements for additional information about income taxes.

Business Acquisitions and Dispositions

Capital Markets During 2004, we acquired three mortgage banking platforms for an aggregate cost of approximately $184 million. In addition, we sold our reverse mortgage originator for approximately $42 million. The gain on the sale was not significant. We believe the acquisitions add long-term value to our mortgage franchise by allowing further vertical integration of the business platform. Mortgage loans originated by the acquired companies are intended to provide a more cost efficient source of loan product for our securitization pipeline. During 2003, we acquired controlling interests in two mortgage loan originators for an aggregate cost of approximately $35 million. Headcount associated with these acquisitions were approximately 1,300 and 2,000 for 2004 and 2003, respectively.

Investment Management In October 2003, we purchased Neuberger as part of our strategic plan to build out our Investment Management business segment. The Neuberger acquisition increased our revenues from fee-based activities, allowing for reduced cross-cycle earnings volatility. The acquisition is providing revenue synergies by making Neuberger products available to our network of institutional and high-net-worth individual clients in all three geographic regions and offering Neuberger clients an expanded range of investment and risk management products, including structured capital markets products, private equity, and other alternative asset management products.

We purchased Neuberger for a net purchase price of approximately $2.5 billion, including cash consideration and incidental costs of $682 million, equity consideration of approximately $2.1 billion (including 32.3 million shares of common stock, 0.3 million shares of restricted common stock and 3.5 million vested stock options) and excluding cash and short-term investments acquired of $276 million. We also issued approximately 0.5 million shares of restricted common stock valued at $42 million, which is subject to future service requirements and is being amortized over the applicable service periods. The integration continues to proceed well and revenue and cost synergy targets have been substantially achieved.

In October 2003, we also acquired substantially all of the operating assets of Crossroads, a diversified private equity fund manager, which expanded our global private equity franchise. In January 2003, we acquired the fixed income asset management business of Lincoln. The cost of these acquisitions aggregated $137 million.

These acquisitions were made as part of our strategic plan to build out our Investment Management business segment. On the dates of acquisition, headcounts associated with these entities aggregated approximately 1,400. See Note 6 to the Consolidated Financial Statements for additional information about these acquisitions.

BUSINESS SEGMENTS

We operate in three business segments (each of which is described below): Investment Banking, Capital Markets and Investment Management. These business segments generate revenues from institutional, corporate, government and high-net-worth individual clients and customers, which are recognized in all revenue categories in the Consolidated Statement of Income. Net revenues also contain certain internal allocations, including funding costs, which are centrally managed. In both the Capital Markets and Investment Management business segments we evaluate revenue performance based on the aggregate of Principal transactions, Commissions and Net interest revenues, which includes realized and unrealized gains and losses, commissions associated with transactions and the interest and dividend revenue or expense associated with financing or hedging positions. Caution should be used when analyzing these revenue categories individually because they may not be indicative of the overall performance of the Capital Markets and Investment Management business segments.

The following table summarizes the net revenues of our business segments:

BUSINESS SEGMENTS

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	 2003/2002
Net revenues:					
Investment Banking	**$ 2,188**	$ 1,722	$ 1,731	27%	(1)%
Capital Markets	**7,694**	6,018	3,620	28	66
Investment Management	**1,694**	907	804	87	13
Total net revenues	**11,576**	8,647	6,155	34	40
Compensation and benefits	**5,730**	4,318	3,139	33	38
Non-personnel expenses[(1)]	**2,328**	1,793	1,617	30	11
Income before taxes	**$ 3,518**	$ 2,536	$ 1,399	39%	81%

[(1)] Non-personnel expenses include the Special Items. Additional information about these Special Items can be found in Results of Operations–Non-Interest Expenses in this MD&A and in Notes 19 and 20 to the Consolidated Financial Statements. The following business segment discussions exclude the Special Items.

INVESTMENT BANKING

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	 2003/2002
Investment banking revenues	**$ 2,188**	$ 1,722	$ 1,731	27%	(1)%
Non-interest expenses[(1)]	**1,601**	1,321	1,321	21	–
Income before taxes[(1)]	**$ 587**	$ 401	$ 410	46%	(2)%

[(1)] Excludes the Special Items.

The Investment Banking business segment is made up of Advisory Services and Global Finance activities that serve our corporate and government clients. The segment is organized into global industry groups—Communications, Consumer/Retailing, Financial Institutions, Financial Sponsors, Healthcare, Industrial, Media, Natural Resources, Power, Real Estate and Technology—that include bankers who deliver industry knowledge and expertise to meet clients' objectives. Specialized product groups within Advisory Services, including M&A and restructuring, and within Global Finance, including Equity Capital Markets, Debt Capital Markets, Leveraged Finance, Private Placements, Derivatives and Product Development, are partnered with relationship managers in the global industry groups to provide comprehensive financial solutions for clients.

INVESTMENT BANKING REVENUES

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	 2003/2002
Debt Underwriting	**$ 1,002**	$ 980	$ 886	2%	11%
Equity Underwriting	**560**	363	420	54	(14)
Merger and Acquisition Advisory	**626**	379	425	65	(11)
	$ 2,188	$ 1,722	$ 1,731	27%	(1)%

Revenues totaled $2.2 billion in 2004 and $1.7 billion in both 2003 and 2002. Revenues increased 27% in 2004 compared with 2003, reflecting significant improvements in M&A advisory and global equity underwriting activities. Our increased market share in these areas, together with industry-wide market volume increases, provided the basis for the revenue increases. Industry-wide debt origination volumes remained robust in 2004, up 6% from 2003. Investment banking revenues in 2003 were essentially unchanged compared with 2002, as lower equity underwriting and M&A advisory revenues were largely offset by higher debt underwriting revenues.

Debt underwriting revenues were a record in 2004 for the third consecutive year, rising 2% compared with 2003, despite challenging market conditions including rising interest rates, corporate pre-funding in late 2003 and the rally of the global equity markets. Our global debt origination volumes in 2004 rose 6% compared with 2003, while industry-wide global debt origination volumes rose 6% in the same period, as clients continued to take advantage of low interest rates and tight credit spreads. Improved leveraged finance revenues in 2004 essentially offset a decline in high grade revenues. Our global debt origination ranking improved to number four for calendar 2004, up from number five for calendar 2003, while our market share declined slightly to 6.7% in calendar 2004 compared with 7.0% in calendar 2003. Our debt origination fee backlog at November 30, 2004 of approximately $148 million rose 68% compared with November 30, 2003. However, debt origination fee backlog is generally less indicative of the level of future business due to the increased use of the shelf registration process. Debt underwriting revenues increased 11% in 2003 compared with 2002, as the tightening of credit spreads and a full year of historically low interest rates resulted in near record debt underwriting volumes. Industry-wide fixed income origination volume rose 25% in 2003 compared with 2002, while our fixed income origination volume was up 26%. Investment grade and high yield market underwriting volumes were particularly strong as credit spreads tightened in 2003 compared with 2002. The market volume growth in 2003 was largely in high grade debt, which generally has lower fee spreads. Our market share of global debt underwriting volumes in calendar 2003 of 7.0% was up slightly from 6.9% in calendar 2002.

Equity underwriting revenues grew 54% in 2004 compared with 2003 as improved investor confidence and corporate profitability drove improved equity origination volumes. Industry-wide equity origination volumes rose 48% in 2004 compared with 2003, while our equity origination volumes rose 51% in the same period. The 2004 results reflect strong growth in our volumes of IPOs and secondary issuances while convertible underwritings were essentially unchanged compared with 2003. We substantially increased our global equity origination market share to 4.3% in calendar 2004 compared with 3.3% in calendar 2003. Our equity-related fee backlog (for both filed and unfiled transactions) at November 30, 2004 of approximately $279 million rose 64% compared with November 30, 2003. Equity underwriting revenues declined 14% in 2003 compared with 2002 primarily due to change in the mix of equity underwriting, with IPOs, which generally are more lucrative, contributing only 14% of market volume in 2003, down from 23% in 2002. Industry-wide global equity market volumes declined 2% in 2003 compared with 2002. Our global equity-related market share increased slightly to 3.3% in calendar 2003 from 3.2% in calendar 2002.

M&A advisory fees rose 65% in 2004 compared with 2003, as we substantially improved our M&A market position for completed transactions in calendar 2004 with a 15.8% market share, up from a 9.0% market share for calendar 2003. M&A completed market transaction volumes increased 34% in fiscal 2004 to their highest levels since 2000, driven by an improving economy and higher stock market valuations. Activity from strategic buyers improved and sponsor activity, which accounts for a growing percentage of volumes, remained strong. While our M&A fee backlog at November 30, 2004 of approximately $135 million declined 11% compared with November 30, 2003, we believe this decrease to be driven by timing issues and expect a further strengthening of M&A market activities in 2005. M&A advisory fees declined 11% in 2003 compared with 2002, as M&A activity was extremely weak with the market volume for completed transactions in 2003 reaching its lowest level since 1996. M&A activities were negatively affected by lackluster global growth rates in the first half of 2003, weak investor confidence amid geopolitical concerns and uncertainty regarding the global economic recovery. M&A global market volume for completed transactions was down 17% in 2003 compared with 2002 while our completed transaction volume was down only 5%. Our market share for completed transactions in calendar 2003 was 9.0%, down from 10.3% in calendar 2002.

Non-interest expenses rose 21% in 2004 compared with 2003, attributable to an increase in compensation and benefits expense related to improved performance coupled with higher non-personnel expenses—principally business development expenses. Non-interest expenses were unchanged in 2003 compared with 2002 reflecting an increase in compensation and benefits expense related to the improved environment at the end of 2003, offset by lower business development expense as spending was curtailed in early 2003 when the market environment was subdued.

Income before taxes rose 46% to $587 million in 2004, up from $401 million in 2003. Income before taxes declined 2% in 2003 compared with 2002. Pre-tax margin was 27%, 23% and 24% in 2004, 2003 and 2002, respectively.

CAPITAL MARKETS

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Principal transactions	**$ 5,255**	$ 3,792[1]	$ 1,474	39%	157%
Commissions	**1,033**	911	1,059	13	(14)
Interest and dividends	**10,999**	9,903	11,691	11	(15)
Other	**49**	22[1]	1	123	–
Total revenues	**17,336**	14,628	14,225	19	3
Interest expense	**9,642**	8,610	10,605	12	(19)
Net revenues	**7,694**	6,018	3,620	28	66
Non-interest expenses[2]	**5,168**	4,011	2,722	29	47
Income before taxes[2]	**$ 2,526**	$ 2,007	$ 898	26%	123%

[1] Reclassified to conform to the 2004 presentation.
[2] Excludes the Special Items.

The Capital Markets business segment includes institutional customer flow activities, prime brokerage, research, and secondary-trading and financing activities in fixed income and equity products. These products include a wide range of cash, derivative, secured financing and structured instruments and investments. We are a leading global market-maker in numerous equity and fixed income products including U.S., European and Asian equities, government and agency securities, money market products, corporate high grade, high yield and emerging market securities, mortgage- and asset-backed securities, preferred stock, municipal securities, bank loans, foreign exchange, financing and derivative products. We are one of the largest investment banks in terms of U.S. and pan-European listed equities trading volume, and we maintain a major presence in over-the-counter ("OTC") U.S. stocks, major Asian large capitalization stocks, warrants, convertible debentures and preferred issues. In addition, the secured financing business manages our equity and fixed income matched book activities, supplies secured financing to institutional clients and customers, and provides secured funding for our inventory of equity and fixed income products. The Capital Markets segment also includes proprietary activities including investments in real estate and private equity.

See Consolidated Results of Operations—Business Acquisitions and Dispositions in this MD&A and Note 6 to the Consolidated Financial Statements for information about Capital Markets-related business acquisitions and dispositions completed during 2004 and 2003.

CAPITAL MARKETS NET REVENUES

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Fixed Income	**$ 5,739**	$ 4,391	$ 2,619	31%	68%
Equities	**1,955**	1,627	1,001	20	63
	$ 7,694	$ 6,018	$ 3,620	28%	66%

Net revenues totaled $7.7 billion, $6.0 billion and $3.6 billion in 2004, 2003 and 2002, respectively. Net revenues rose 28% in 2004 compared with 2003 on higher customer flow levels and reflect strong contributions from both Fixed Income and Equities. Fixed Income revenues improved in 2004 compared with 2003 as a favorable interest rate environment helped drive strength in mortgage originations and securitizations as well as interest rate products, and the declining dollar drove higher foreign exchange activity. Equities delivered improved revenues in 2004 compared with 2003 on higher customer flow levels, particularly in equity derivatives products and our prime broker business, as equity market valuations improved compared with 2003. Capital Markets net revenues in 2004 represent the fifth consecutive year of record performance in Fixed Income and the second highest revenue level in Equities. Net revenues rose 66% in 2003 compared with 2002, reflecting strong growth in both Fixed Income and Equities.

Fixed Income net revenues were a record $5.7 billion, increasing 31% in 2004 compared with 2003. Market conditions were generally favorable in 2004 as evidenced by continued low interest rates, tightening credit spreads and volatile currency markets. Our diverse set of fixed income asset classes experienced improved results across a broad range of asset classes reflecting the increased scale and regional diversity of our business. The mortgage securitization business was notably strong, with revenues in mortgage products benefiting from the low rate environment as well as the continued vertical integration of our mortgage origination platforms. Interest rate products benefited from robust customer flow activity as investors sought derivative hedging solutions amid an environment of increased interest rate volatility in the first half of 2004. Foreign exchange revenues also rose as the U.S. dollar weakened in the latter half of 2004. Partially offsetting these increases were reduced contributions from credit products in 2004 compared with 2003. High grade credit products saw reduced customer flow activity as investors sought additional yield amid the further tightening of credit spreads. High yield credit products benefited from the continued tightening of credit spreads in 2004, although at a reduced level compared with 2003 record results. Fixed Income net revenues increased 68% in 2003 compared with 2002 as historically low interest rates, significant credit spread tightening, and volatile currency markets all contributed to a highly favorable environment for fixed income products and strong customer flow activities. Results improved across a broad range of asset classes in 2003 compared with 2002 including high yield, mortgage, interest rate, and municipal products. High yield products had record results, driven by strong customer trading activities and improved proprietary position revenues. Mortgage-related products were bolstered by robust refinancings driven by the historically low interest rate environment, slightly offset by a softening of certain sectors within the commercial real estate market.

Equities net revenues grew 20% in 2004 compared with 2003 on higher customer flow levels, particularly in equity derivative products and our prime broker activities, as equity market valuations improved compared with 2003. Derivative revenues were particularly strong, as customers increasingly used customized derivative products to hedge risk and reduce concentrations. Prime broker activity continued to benefit from growth in customer financing balances and an expanding client base, as total balances increased 72% compared with November 30, 2003. The 2004 results also reflect higher private equity gains compared with 2003. These improvements were partially offset by lower revenues from our convertibles business due to a sharp drop in market volatility globally resulting in lower valuations on convertible debt coupled with a lower level of origination activity, which also affected secondary activity. Equities net revenues rose 63% in 2003 compared with 2002 as improvements in the global economy and stronger corporate earnings fueled a steady improvement in global equity indices that began in March 2003 and continued through year end. The rise in global equity indices contributed to improved performance in a number of asset classes including derivatives, convertibles, and private equity investments. While U.S. equity trading volumes declined slightly, European and Asian markets experienced a rise in trading volumes contributing to improved performance in these regions. Derivatives benefited from improved customer flow activity, as customers increasingly used customized derivative products to hedge risk and reduce concentrations. Convertibles revenues were bolstered by improved credit markets and strong customer activity on the heels of increased new issuance activity.

Interest and dividends revenue and Interest expense are a function of the level and mix of total assets and liabilities (primarily financial instruments owned and secured financing activities), the prevailing level of interest rates, and the term structure of our financings. Net interest revenue in 2004 rose 5% compared with 2003 primarily due to an increase in interest earning assets. Interest and dividends revenue and Interest expense rose 11% and 12%, respectively, in 2004 compared with 2003 attributable to higher levels of interest- and dividend-earning assets and interest-bearing liabilities coupled with a modest upward shift in interest rates. Net interest revenue rose 19% in 2003 compared with 2002, primarily due to an increase in total assets, including higher levels of secured financing activities, and a steeper yield curve in 2003 that reduced interest expense on secured short-term funding. Interest and dividends revenue and Interest expense declined 15% and 19%, respectively, in 2003 compared with 2002, primarily due to substantial declines in interest rates.

Non-interest expenses increased to $5.2 billion in 2004 from $4.0 billion in 2003 and $2.7 billion in 2002. The growth in non-interest expenses in both comparisons reflects higher Compensation and benefits expense related to improved revenue performance coupled with higher non-personnel expenses. Non-personnel expenses grew primarily due to increased technology and communications expenses associated with the business acquisitions and the continued investments in our trading platforms, higher brokerage and clearance costs associated with higher trading volumes, as well as higher professional fees incurred in the current industry environment. Occupancy expenses also increased attributable to our new facilities in London and Tokyo.

Income before taxes rose 26% to $2.5 billion in 2004 compared with $2.0 billion in 2003. Income before taxes increased 123% in 2003 compared with 2002. Pre-tax margin was 33%, 33% and 25% in 2004, 2003 and 2002, respectively.

INVESTMENT MANAGEMENT

IN MILLIONS YEAR ENDED NOVEMBER 30	**2004**	2003	2002	Percent Change 2004/2003	2003/2002
Principal transactions	**$ 444**	$ 480	$ 477	(8)%	1%
Commissions	**504**	299	227	69	32
Interest and dividends	**33**	39	37	(15)	5
Asset management and other	**745**	119[1]	84[1]	526	42
Total revenues	**1,726**	937	825	84	14
Interest expense	**32**	30	21	7	43
Net revenues	**1,694**	907	804	87	13
Non-interest expenses[2]	**1,270**	702	613	81	15
Income before taxes[2]	**$ 424**	$ 205	$ 191	107%	7%

[1] Reclassified to conform to the 2004 presentation.

[2] Excludes the Special Items.

The Investment Management business segment (formerly Client Services) consists of the Private Investment Management and Asset Management business lines. Private Investment Management generates customer-flow transactional revenues from high-net-worth clients and Asset Management generates primarily fee-based revenues from customized investment management services for high-net-worth clients as well as asset management fees from mutual fund and other institutional investors. Asset Management also generates management and incentive fees from our role as general partner for private equity and other alternative investment partnerships.

See Consolidated Results of Operations—Business Acquisitions and Dispositions in this MD&A and Note 6 to the Consolidated Financial Statements for information about Investment Management-related business acquisitions completed during 2003.

INVESTMENT MANAGEMENT NET REVENUES

IN MILLIONS YEAR ENDED NOVEMBER 30	**2004**	2003	2002	Percent Change 2004/2003	2003/2002
Private Investment Management	**$ 854**	$ 766	$ 714	11%	7%
Asset Management	**840**	141	90	496	57
	$1,694	$ 907	$ 804	87%	13%

ASSETS UNDER MANAGEMENT

IN BILLIONS NOVEMBER 30	**2004**	2003[1]
Opening balance	**$120.1**	$ 8.6
Net additions	**5.6**	109.8[2]
Net market appreciation	**11.0**	1.7
Total increase	**16.6**	111.5
Assets Under Management, November 30	**$136.7**	$ 120.1

[1] Assets under management at November 30, 2003 have been restated to include $3.9 billion of discretionary brokerage cash management assets.

[2] Includes approximately $101.3 billion attributable to the Lincoln and Neuberger acquisitions and $3.9 billion of discretionary brokerage cash management assets.

COMPOSITION OF ASSETS UNDER MANAGEMENT

IN BILLIONS NOVEMBER 30	2004	2003	Percent Change 2004/2003
Money markets[1]	**$ 19.0**	$ 18.4	3%
Fixed income	**51.7**	49.2	5
Equity	**54.3**	43.1	26
Alternative investments	**11.7**	9.4	24
	$136.7	$120.1	14%

[1] Money market assets under management at November 30, 2003 have been restated to include $3.9 billion of discretionary brokerage cash management assets.

Net revenues totaled $1.7 billion, $907 million and $804 million in 2004, 2003 and 2002, respectively. Net revenues increased 87% in 2004 compared with 2003, primarily due to business acquisitions completed during 2003, most notably the Neuberger acquisition completed in October 2003. Net revenues increased 13% in 2003 compared with 2002, primarily due to business acquisitions as well as increased distribution of products to high-net-worth clients.

Private Investment Management net revenues rose 11% to a record $854 million in 2004 compared with 2003, driven by sales of equity products, which benefited from improved market conditions, partially offset by modestly lower sales of fixed income products attributable to rising interest rates. Sales of equity cash and derivative products were particularly strong in 2004. Private Investment Management net revenues increased 7% in 2003 compared with 2002 reflecting strong fixed income product distribution activities partially offset by lower equity sales, as investors were cautious in the first half of 2003 before gradually beginning to shift asset allocations in the latter half of the year.

Asset Management net revenues increased to $840 million in 2004 compared with $141 million in 2003, primarily as a result of business acquisitions as well as increased private equity fees. Total fees from private equity were $117 million and $28 million in 2004 and 2003, respectively. Private equity fees increased in 2004 as a result of new fund offerings as well higher incentive fees, which totaled $63 million and $2 million in 2004 and 2003, respectively. Asset management net revenues increased 57% in 2003 compared with 2002 as a result of business acquisitions, partially offset by a decline in private equity management fees attributable to the expiration of commitment periods on two of our funds.

Assets under management increased $16.6 billion to $136.7 billion at November 30, 2004 compared with November 30, 2003 reflecting net client inflows of $5.6 billion and net market appreciation of $11.0 billion. Assets under management increased $111.5 billion to $120.1 billion at November 30, 2003 compared with $8.6 billion at November 30, 2002, primarily attributable to business acquisitions.

Non-interest expenses totaled $1.3 billion, $702 million and $613 million in 2004, 2003 and 2002, respectively. The increase in non-interest expenses in 2004 compared with 2003 is primarily due to business acquisitions, including higher compensation and benefits, mutual fund distribution costs and the amortization of intangible assets. Non-interest expenses in 2003 rose 15% compared with 2002 primarily due to business acquisitions, coupled with higher compensation and benefits expense related to organic revenue growth.

Income before taxes rose to $424 million in 2004 compared with $205 million in 2003 and $191 million in 2002. Pre-tax margin was 25%, 23% and 24% in 2004, 2003 and 2002, respectively.

GEOGRAPHIC DIVERSIFICATION

NET REVENUES BY GEOGRAPHIC REGION

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002	Percent Change 2004/2003	Percent Change 2003/2002
Europe	**$ 2,104**	$ 1,864	$ 1,674	13%	11%
Asia Pacific and other	**1,247**	875	612	43	43
Total International	**3,351**	2,739	2,286	22	20
U.S.	**8,225**	5,908	3,869	39	53
	$11,576	$ 8,647	$ 6,155	34%	40%

International net revenues were $3.4 billion, $2.7 billion and $2.3 billion in 2004, 2003 and 2002, respectively, representing approximately 29%, 32%, and 37% of total net revenues in 2004, 2003 and 2002, respectively. International net revenues grew 22% to a record $3.4 billion in 2004 compared with 2003 and 20% in 2003 compared with 2002. Revenues in 2004 compared with 2003 reflect improvements in both Capital Markets and Investment Banking and represent the highest revenues ever in Asia and the second highest revenues in Europe. Revenues in 2003 compared with 2002 also reflect improvements in both Capital Markets and Investment Banking.

Net revenues in Europe increased 13% in 2004 compared with 2003, attributable to improvements in both Capital Markets and Investment Banking. The Capital Markets improvement reflects strong mortgage securitization and foreign exchange results as well as equity cash and derivatives results. These improvements were partially offset by lower results in real estate attributable to the further softening of certain sectors within the commercial real estate market and lower results in convertibles as the rising interest rate environment in the second half of 2004 negatively affected the convertible market. Investment Banking revenues were up significantly as we continued to gain market share in both equity and debt origination, although M&A market share declined. Net revenues increased 11% in 2003 compared with 2002, attributable to improvements in the capital markets environment, primarily equities, driven by increased customer flow activity in derivative and convertible products. Investment Banking revenue grew, driven by increased activity in debt and equity origination. These improvements were partially offset by declines in Fixed Income Capital Markets revenues due to a softening of certain sectors within the commercial real estate markets and in M&A.

Net revenues in Asia Pacific and other were a record, increasing 43% in 2004 compared with 2003 with strong revenue growth in both Capital Markets and Investment Banking. Fixed Income Capital Markets customer activity increased in high yield, mortgage products and foreign exchange. Equities Capital Markets results improved in 2004 compared with 2003 reflecting rallies and higher volumes in the Asian equity markets. Net revenues in 2003 increased 43% compared with 2002, attributable to improved performance in Capital Markets and Investment Banking. Fixed Income Capital Markets revenue increased primarily due to a higher level of activity in interest rate products. Equities Capital Markets revenue growth was driven by strength in derivatives corresponding with the increase in the Nikkei. Investment Banking revenue also grew, driven by our improved position in advisory activity, where our completed M&A market share improved to 11.5% in calendar 2003 compared with 4.6% in calendar 2002.

Management's Finance Committee is responsible for developing, implementing and enforcing our liquidity, funding and capital policies. These policies include recommendations for capital and balance sheet size as well as the allocation of capital and balance sheet to the business units. Through the establishment and enforcement of capital and funding limits, management's Finance Committee oversees compliance with policies and limits with the goal of ensuring we are not exposed to undue funding or liquidity risk.

Liquidity Risk Management

We view liquidity and liquidity management as critically important in our industry. Our funding strategy seeks to ensure we maintain sufficient liquid financial resources to continually fund our balance sheet and meet all of our funding obligations across all market environments.

Our liquidity strategy is based on the following principles:

- Liquidity providers are credit and market sensitive and quick to react to any perceived market or firm-specific risks. Consequently, we remain in a state of constant liquidity readiness.
- During a liquidity event, certain secured lenders will require higher quality collateral, resulting in a lower availability of secured funding for "hard-to-fund" asset classes. Consequently, we rely on secured funding only to the extent we believe it would be available in all market environments.
- A firm's legal entity structure may constrain liquidity. Some regulators or rating agency considerations may prevent the free flow of funds between the subsidiaries they supervise ("Restricted Subsidiaries") and Holdings and its other subsidiaries ("Unrestricted Subsidiaries"). Consequently, we seek to ensure the Restricted Subsidiaries on the one hand, and Holdings and its Unrestricted Subsidiaries collectively on the other, have sufficient "stand-alone" liquidity and that there is no "cross subsidization" of liquidity from these Restricted Subsidiaries to Holdings and its Unrestricted Subsidiaries.
- For planning purposes, we do not assume that, in a liquidity crisis, assets can be sold to generate cash, unsecured debt can be issued or any cash and unencumbered liquid collateral outside of the liquidity pool can be used to support the liquidity of Holdings and its Unrestricted Subsidiaries.

When managing liquidity, we pay particularly close attention to the size of our liquidity pool, our long-term funding sources and requirements and our reliable secured funding capacity. Each of these measures is explained in more detail below.

Liquidity Pool Our policy is to maintain a liquidity pool for Holdings and its Unrestricted Subsidiaries that would cover, in a stressed liquidity environment, all expected cash outflows for one year. This liquidity pool is invested in cash and unencumbered liquid collateral that can be monetized at short notice in all market environments to provide liquidity to Holdings, which issues most of the unsecured debt. At November 30, 2004, the estimated pledge value of this portfolio, along with the undrawn portion of Holdings' committed credit facility (see Liquidity, Funding and Capital Resources—Credit Facilities in this MD&A), totaled approximately $18.7 billion. Cash and unencumbered liquid assets that are presumed to be "trapped" in a Restricted Subsidiary or required for operational purposes are not counted as available liquidity to Holdings and its Unrestricted Subsidiaries.

Our liquidity pool is expected to be available to cover expected cash outflows in a stressed liquidity environment including:

- The repayment of all unsecured debt of Holdings and its Unrestricted Subsidiaries maturing within twelve months ($10.0 billion at November 30, 2004). We assume that, in a stressed liquidity environment, we will have no access to the unsecured debt market for a full year.
- The drawdown of commitments to extend credit made by Holdings and its Unrestricted Subsidiaries based on an analysis of the probability of such drawdown (see Summary of Contractual Obligations and Commitments—Lending-Related Commitments in this MD&A).
- Additional collateralization of derivative contracts and other secured funding arrangements by Holdings and its Unrestricted Subsidiaries to counterparties that would be required in the event of a lowering of debt ratings (see Liquidity, Funding and Capital Resources—Credit Ratings in this MD&A).
- The funding of anticipated equity repurchases as we manage our equity base (including offsetting the dilutive effect of our employee incentive plans—see Liquidity, Funding and Capital Resources—Stock Repurchase Program in this MD&A).

These projected outflows are re-assessed weekly and as they change we adjust the size requirement for the liquidity pool.

The liquidity of the Restricted Subsidiaries is separately managed to comply with their applicable liquidity and capital requirements and to minimize dependence on Holdings and its Unrestricted Subsidiaries.

In addition to our liquidity pool described above, we have a significant amount of additional unencumbered assets as a result of our business activities. At November 30, 2004, the estimated pledge value of these unencumbered assets totaled approximately $40.3 billion—$38.5 billion of which was held by Restricted Subsidiaries.

Long-Term Funding Sources and Requirements Cash capital (i.e., stockholders' equity and liabilities with remaining terms of over one year) is a measure we use to assess our long-term funding sources and requirements. Our policy is to operate with an excess of long-term funding sources over our long-term funding requirements.

In 2004, we added materially to our cash capital sources (i.e., total stockholders' equity and long-term debt excluding current portion, other liabilities with remaining terms greater than one year and deposit liabilities at our banking institutions, Lehman Brothers Bank, FSB ("LBB") and Lehman Brothers Bankhaus AG ("LBBAG")). These regulated bank entities operate in a deposit-protected environment and are able to source low-cost unsecured funds that are generally insulated from a Company-specific or market liquidity event, thereby providing a reliable funding source for the mortgage products and selected loan assets they fund.

We also consider the undrawn portion of our committed facilities at Holdings and LBBAG as a source of cash capital because, in contrast to regular backstop facilities, which remain undrawn, these facilities are drawn as part of our regular funding—typically 25% to 30% of the time (see Liquidity, Funding and Capital Resources—Credit Facilities in this MD&A).

At November 30, 2004 and 2003, we had cash capital sources of $79 billion and $64 billion, respectively, across all legal entities—the majority of it being long-term debt.

CASH CAPITAL SOURCES

IN BILLIONS NOVEMBER 30	2004	2003
Total stockholders' equity	$15	$13
Preferred securities subject to mandatory redemption	–	1
Long-term debt, excluding current portion	49	36
Core deposit liabilities at LBB and LBBAG	10	8
Other long-term secured obligations	3	4
Undrawn portion of unsecured committed facilities	2	2
Total cash capital sources	$79	$64

Cash capital is used to fund the following long-term funding requirements:

- Less liquid assets, such as fixed assets and goodwill.
- Less liquid inventory, such as high yield loans, private equity investments, commercial mortgages and certain real estate positions.
- Unencumbered inventory, irrespective of collateral quality. Unencumbered inventory outside of Restricted Subsidiaries, unless intentionally held as part of the liquidity pool, is conservatively assumed to be unfundable on a secured basis due to operation inefficiencies (for example, because it is in transit between depots). We do not assume we can improve operational effectiveness during a liquidity event and therefore intentionally fund all unencumbered positions that are not boxed with cash capital.
- Secured funding "haircuts" (i.e., the difference between the market value of the available inventory and the value of cash advanced to us by counterparties against that inventory).
- Operational cash deposited at banks.
- Liquid investments held to fund certain projected cash outflows as described in Liquidity, Funding and Capital Resources—Liquidity Pool in this MD&A. These investments are managed as part of the liquidity pool.

At November 30, 2004 and 2003, we had $10 billion and $11 billion, respectively, of cash capital surpluses across all legal entities. Of the $10 billion in cash capital surplus at November 30, 2004, $7 billion is available to Holdings and its Unrestricted Subsidiaries. We target maintaining a cash capital surplus available to Holdings and its Unrestricted Subsidiaries of not less than $2 billion.

Reliable Secured Funding Capacity We have adopted what management believes to be a conservative approach to secured funding by depending on it only to the extent it is deemed reliable in all market environments. We regularly perform a detailed assessment of our secured funding capacity by asset class and by counterparty to determine how much is reliable in a stressed liquidity environment. Reliable secured funding capacity usually is set at a significant discount to normal funding capacity. In particular, less liquid inventory such as high yield loans and commercial mortgages are funded entirely with cash capital—any short-term secured funding that might exist for these asset classes in a normal market environment is not considered to be reliable.

Contingency Funding Plan We have developed and regularly update a Contingency Funding Plan, which represents a detailed action plan to manage a stress liquidity event, including a communication plan for creditors, investors and clients. The contingency plan considers two types of liquidity stress events—a Company-specific event, where there are no issues with the overall market liquidity, but stress on our Company liquidity; and a broader market-wide event, which affects not just our Company but the entire market.

In a Company-specific event, we assume we would lose access to the unsecured funding market for a full year and have to rely on the large liquidity pool available to Holdings and its Unrestricted Subsidiaries to continue to fund our balance sheet. Minimizing refinancing risk in our debt portfolio by limiting maturity and investor concentration and using conservative assumptions regarding cash capital required to meet funding requirements are our principal liquidity risk mitigants in these circumstances.

In a market liquidity event, in addition to the pressure of a Company-specific event, we also assume that, because the event is market wide, counterparties to whom we have extended liquidity facilities draw on these facilities. To mitigate the effect of a market liquidity event we have developed access to additional liquidity sources beyond the liquidity pool at Holdings. These sources include unutilized funding capacity in our banks, LBB and LBBAG; special funding vehicles pre-funded with short-term liquid instruments; and unutilized capacity in bilateral bank facilities described under "Credit Facilities" below.

We perform regular assessments of our funding requirements in stress liquidity scenarios to ensure we can meet all our funding obligations in all market environments.

Funding and Capital Resources

We believe Total Capital (defined as long-term debt plus total stockholders' equity) is useful to investors as a measure of our financial strength because it aggregates our long-term funding sources.

TOTAL CAPITAL

IN MILLIONS NOVEMBER 30	2004	2003
Long-term debt:		
Senior notes	**$53,561**	$41,303
Subordinated indebtedness[1]	**2,925**	2,226
Subtotal	**56,486**	43,529
Preferred securities subject		
to mandatory redemption[2]	**–**	1,310
Stockholders' equity:		
Preferred stockholders' equity	**1,345**	1,045
Common stockholders' equity	**13,575**	12,129
Subtotal	**14,920**	13,174
Total Capital	**$71,406**	$58,013

[1] Includes $1.0 billion of junior subordinated debentures at November 30, 2004.

[2] We adopted FIN 46R effective February 29, 2004, which required us to deconsolidate trusts that issue preferred securities subject to mandatory redemption. Accordingly, at February 29, 2004 and subsequent period ends, Subordinated indebtedness includes junior subordinated debentures that at November 30, 2003 and prior period ends were classified as Preferred securities subject to mandatory redemption. See Accounting and Regulatory Developments in this MD&A and Note 9 to the Consolidated Financial Statements.

Our Total Capital increased 23% to $71.4 billion at November 30, 2004 compared with $58.0 billion at November 30, 2003. The increase in Total Capital primarily resulted from a net increase in long-term debt and increased equity from the retention of earnings.

Total stockholders' equity plus junior subordinated debentures totaled $15.9 billion and $14.5 billion at November 30, 2004 and 2003, respectively. We believe total stockholders' equity plus junior subordinated debentures to be a more meaningful measure of our equity because the junior subordinated debentures are subordinated and have a maturity at issuance of 49 years and we can defer interest payments for up to 20 consecutive quarters if the junior subordinated debentures are not in default. In addition, a leading rating agency views these securities as equity capital for purposes of calculating net leverage. See Liquidity, Funding and Capital Resources—Balance Sheet and Financial Leverage in this MD&A and Note 9 to the Consolidated Financial Statements.

We actively manage long-term debt to minimize refinancing risk and investor concentration. We set limits for the amount maturing over any three, six and twelve month horizon at 10%, 15% and 25% of outstanding long-term debt, respectively—that is, $5.6 billion, $8.5 billion and $14.1 billion, respectively, at November 30, 2004. If we were to operate with debt above these levels, we would not include the additional amount as a source of cash capital. We seek to diversify our creditor base when issuing unsecured debt.

The quarterly long-term debt maturity schedule over the next five years at November 30, 2004 is as follows:

LONG-TERM DEBT MATURITY PROFILE


IN MILLIONS
Extendibles[1]
Non-extendibles
$6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
–
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
2007 Q2
2007 Q3
2007 Q4
2008 Q1
2008 Q2
2008 Q3
2008 Q4
2009 Q1
2009 Q2
2009 Q3
2009 Q4
2010 Q1

[1] Extendibles are debt instruments with an extendible maturity date; i.e., unless debt holders instruct us to redeem their debt, the earliest maturity date of these instruments is automatically extended. Extendibles are included in long-term debt if the earliest maturity date is at least one year away. Based on past experience, we expect the majority of these extendibles to remain outstanding beyond their earliest maturity date and "roll" through the long-term debt maturity profile.

During 2004, we issued $20.5 billion of long-term debt—$20.1 billion of Senior notes and $0.4 billion of Subordinated indebtedness. These issuances were approximately $9.7 billion in excess of maturing long-term debt—$10.2 billion in excess of Senior notes, partially offset by $0.6 billion net repayments of Subordinated indebtedness. On February 29, 2004, we reclassified to Subordinated indebtedness $1.3 billion of junior subordinated debentures that at November 30, 2003 was classified as Preferred securities subject to mandatory redemption. See Accounting and Regulatory Developments in this MD&A and Note 9 to the Consolidated Financial Statements. Long-term debt increased to $56.5 billion at November 30, 2004 from $43.5 billion at November 30, 2003 and had weighted-average maturities of 5.2 years and 3.9 years at November 30, 2004 and 2003, respectively.

In addition, we issued $0.3 billion of Floating Rate Cumulative Preferred Stock, Series G, in 2004. Holdings may redeem such preferred stock on or after February 15, 2009. See Note 12 to the Consolidated Financial Statements for additional information about our preferred stock. We also formed one trust in 2004 to which we issued $0.4 billion of 6.00% junior subordinated debentures, maturing in 2053, which is redeemable beginning in 2009. See Note 9 to the Consolidated Financial Statements for additional information about junior subordinated debentures.

Credit Facilities

We maintain a revolving credit agreement (the "Credit Agreement") with a syndicate of banks under which the banks have committed to provide up to $1.5 billion through April 2007. The Credit Agreement contains covenants that require, among other things, that we maintain a specified level of tangible net worth. We also maintain a $1.0 billion multi-currency unsecured committed revolving credit facility with a syndicate of banks for LBBAG (the "Facility"). The Facility has a term of three and a half years expiring on April 26, 2008. There were no borrowings outstanding under either the Credit Agreement or the Facility at November 30, 2004, although drawings have been made under both and repaid from time to time during the year.

Cash Flows

Cash and cash equivalents declined $2.5 billion at November 30, 2004 compared with November 30, 2003, as net cash used in operating activities of $10.9 billion—attributable primarily to growth in secured financing activities—coupled with net cash used in investing activities of $531 million exceeded net cash provided by financing activities of $8.9 billion. Cash and cash equivalents increased by $4.2 billion at November 30, 2003 compared with November 30, 2002, as net cash provided by operating activities of $2.4 billion and net cash provided by financing activities of $2.9 billion exceeded net cash used in investing activities of $1.1 billion.

Balance Sheet and Financial Leverage

Assets Our balance sheet consists primarily of Cash and cash equivalents, Securities and other inventory positions owned, and collateralized financing agreements. The liquid nature of these assets provides us with flexibility in financing and managing our business. The majority of these assets are funded on a secured basis through collateralized financing agreements.

Our total assets at November 30, 2004 increased $45.1 billion to $357.2 billion at November 30, 2004 compared with $312.1 billion at November 30, 2003, primarily due to an increase in secured financing transactions and net assets. Our net assets at November 30, 2004 increased $12.0 billion compared with November 30, 2003, primarily due to increases in corporate debt and mortgages and mortgage-backed inventory positions. We believe net assets is a more useful measure than total assets to investors when comparing companies in the securities industry because it excludes certain assets considered to have a low risk profile (including Cash and securities segregated and on deposit for regulatory and other purposes, Securities received as collateral, Securities purchased under agreements to resell and Securities borrowed) and Identifiable intangible assets and goodwill. This definition of net assets is used by many of our creditors and a leading rating agency to evaluate companies in the securities industry. Under this definition, net assets were $175.2 billion and $163.2 billion at November 30, 2004 and November 30, 2003, respectively, as follows:

NET ASSETS[1]

IN MILLIONS NOVEMBER 30	2004	2003
Total assets	**$357,168**	$312,061
Cash and securities segregated and on deposit for regulatory and other purposes	**(4,085)**	(3,100)
Securities received as collateral	**(4,749)**	(3,406)
Securities purchased under agreements to resell	**(95,535)**	(87,416)
Securities borrowed	**(74,294)**	(51,396)
Identifiable intangible assets and goodwill	**(3,284)**	(3,561)
Net assets	**$175,221**	$163,182

[1] In 2004, a leading rating agency changed its definition of net leverage to exclude cash and securities segregated and on deposit for regulatory and other purposes from the calculation of net assets. Accordingly, net assets at November 30, 2003, has been restated to conform with this new definition.

Our net assets consist primarily of inventory necessary to facilitate customer flow activities and, to a lesser degree, proprietary activities. As such, our mix of net assets is subject to change depending primarily on customer demand. In addition, due to the nature of our customer flow activities and based on our business outlook, the overall size of our balance sheet will fluctuate from time to time and, at specific points in time, may be higher than the year-end or quarter-end amounts. Our gross assets at quarter end were, on average, approximately 5% lower than amounts based on a monthly average over both the four and eight quarters ended November 30, 2004. Our net assets at quarter end were, on average, approximately 6% lower than amounts based on a monthly average over both the four and eight quarters ended November 30, 2004.

Leverage Ratios Balance sheet leverage ratios are one measure used to evaluate the capital adequacy of a company. The gross leverage ratio is calculated as total assets divided by total stockholders' equity. Our gross leverage ratios were 23.9x and 23.7x at November 30, 2004 and 2003, respectively. However, we believe net leverage based on net assets as defined above (which excludes certain assets considered to have a low risk profile and Identifiable intangible assets and goodwill) divided by tangible equity capital (Total stockholders' equity plus junior subordinated debentures less Identifiable intangible assets and goodwill), to be a more meaningful measure of leverage in evaluating companies in the securities industry. Our net leverage ratio of 13.9x declined from 15.3x at November 30, 2003 because we increased our tangible equity capital proportionately more than we increased our net assets. We believe tangible equity capital to be a more representative measure of our equity for purposes of calculating net leverage because we do not view the amount of equity used to support Identifiable intangible assets and goodwill as available to support our remaining net assets. This definition of net leverage is used by many of our creditors and a leading rating agency. Tangible equity capital and net leverage are computed as follows at November 30, 2004 and 2003:

TANGIBLE EQUITY CAPITAL AND NET LEVERAGE

IN MILLIONS NOVEMBER 30	2004	2003
Total stockholders' equity	**$14,920**	$13,174
Junior subordinated debentures (subject to limitation)[1]	**1,000**	–
Preferred securities subject to mandatory redemption (subject to limitation)[1]	**–**	1,068
Identifiable intangible assets and goodwill	**(3,284)**	(3,561)
Tangible equity capital	**$12,636**	$10,681
Net leverage[2]	**13.9x**	15.3x

[1] Under the definition of tangible equity capital used by a leading rating agency, the maximum equity credit given to junior subordinated debentures and Preferred securities subject to mandatory redemption is 10% of tangible equity capital (junior subordinated debentures and Preferred securities subject to mandatory redemption are included in the calculation to determine the limit).

[2] In 2004, a leading rating agency changed its definition of net leverage to exclude Cash and securities segregated and on deposit for regulatory and other purposes from the calculation of net assets. Accordingly, net leverage at November 30, 2003, has been restated to conform with this new definition.

Net assets, tangible equity capital and net leverage as presented above are not necessarily comparable to similarly-titled measures provided by other companies in the securities industry because of different methods of calculation.

Stock Repurchase Program

The management of equity is a critical aspect of our capital management. The determination of the appropriate amount of equity is affected by a number of factors, including the amount of "risk equity" the businesses require, rating agency considerations, balance sheet leverage and the dilutive effect of our equity-based employee incentive programs. Equity requirements constantly are changing, and we actively monitor our risk requirements.

The principal purposes of our stock repurchase program are to manage our equity capital relative to the growth of our business and our risk requirements, and to offset the dilutive effect of equity-based employee incentive programs. The repurchase program is effected through regular open-market purchases as well as through the acquisition of mature shares from employees upon stock option exercises and the withholding of shares for required tax withholding upon option exercises and conversion of restricted stock units to freely-tradeable common stock. During 2004, we repurchased approximately 29.0 million shares of our common stock at an aggregate cost of approximately $2.3 billion, or $78.12 per share, as authorized by our Board of Directors.

In 2004 and 2003, we repurchased stock primarily to offset the dilutive earnings per share effect of equity-based employee incentive programs. When evaluating the net funding requirements of stock repurchases, we consider the cash outflows net of the proceeds received from employees upon the exercise of stock options, the incremental tax benefits from the issuance of stock-based awards and the value of employee services received—as represented by the amortization of deferred stock compensation—that will be settled by delivering shares of common stock instead of by paying cash.

For 2005, our Board of Directors has authorized the repurchase of up to approximately 65 million shares of Holdings common stock. Of this amount, up to approximately 35 million shares were authorized for repurchase to offset dilution due to employee stock plans in 2005, and up to an additional 30 million shares were authorized for repurchase in fiscal 2005, subject to market conditions.

Credit Ratings

Like other companies in the securities industry, we rely on external sources to finance a significant portion of our day-to-day operations. The cost and availability of unsecured financing generally are dependent on our short-term and long-term credit ratings. Factors that may be significant to the determination of our credit ratings or otherwise affect our ability to raise short-term and long-term financing include our profit margin, our earnings trend and volatility, our cash liquidity and liquidity management, our capital structure, our risk level and risk management, our geographic and business diversification, and our relative positions in the markets in which we operate. A deterioration in any of the previously-mentioned factors or combination of these factors may lead rating agencies to downgrade our credit ratings, thereby increasing the cost of, or possibly limiting our access to, certain types of unsecured financings and triggering additional collateral requirements in derivative contracts and other secured funding arrangements. In addition, our debt ratings can affect certain capital markets revenues, particularly in those businesses where longer-term counterparty performance is critical, such as OTC derivative transactions, including credit derivatives and interest rate swaps.

At November 30, 2004, we would have been required to post additional collateral pursuant to derivative contracts and other secured funding arrangements of approximately $197 million in the event we were to experience a downgrade of our senior debt rating of one notch and $729 million in the event we were to experience a downgrade of our senior debt rating of two notches.

At November 30, 2004, the short- and long-term debt ratings of Holdings and Lehman Brothers Inc. ("LBI") were as follows:

CREDIT RATINGS

	Holdings		LBI	
	Short-term	Long-term	Short-term	Long-term[1]
Fitch Ratings	F-1	A+	F-1	A+/A
Moody's Investors Service	P-1	A1	P-1	Aa3[2]/A1
Standard & Poor's Ratings Services	A-1	A	A-1	A+/A

[1] Senior/subordinated.
[2] Provisional ratings on shelf registration.

In September 2004, Standard & Poor's Ratings Services revised its outlook on Holdings and its subsidiaries to positive from stable. The A/A-1 counterparty credit ratings were affirmed. The outlook change indicates that over the medium term, if current trends continue, Holdings' issuer credit ratings could be raised. The positive outlook is based on the improvements over the long term in business line diversification, market position, and earnings. Standard and Poor's also recognized Holdings' strong risk management culture and very strong liquidity.

SUMMARY OF CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees. In all instances, we mark to market these commitments and guarantees, with changes in fair value recognized in Principal transactions in the Consolidated Statement of Income.

Lending-Related Commitments

Through our high grade and high yield sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. In addition, our mortgage origination platforms in our Capital Markets mortgage business make commitments to extend mortgage loans. From time to time, we provide contingent commitments to investment and non-investment grade counterparties related to acquisition financing. Our expectation is, and our past practice has been, to distribute through loan syndications to investors substantially all the credit risk associated with these loans, if closed, consistent with our credit facilitation framework. We do not believe these commitments are necessarily indicative of our actual risk because the borrower may not complete a contemplated acquisition or, if the borrower completes the acquisition, often will raise funds in the capital markets instead of drawing on our commitment.

IN MILLIONS NOVEMBER 30, 2004	Total Contractual Amount	Amount of Commitment Expiration per Period				
		2005	2006	2007–2008	2009–2010	2011 and Later
High grade[1]	$ 10,677	$ 4,189	$ 928	$ 2,417	$ 3,143	$ –
High yield[2]	4,438	933	361	1,103	746	1,295
Mortgage commitments	12,835	12,593	32	202	3	5
Investment grade contingent acquisition facilities	1,475	1,475	–	–	–	–
Non-investment grade contingent acquisition facilities	4,244	4,244	–	–	–	–
Secured lending transactions, including forward starting resale and repurchase agreements	105,879	102,187	1,554	832	220	1,086

[1] We view our net credit exposure for high grade commitments, after consideration of hedges, to be $4.1 billion.

[2] We view our net credit exposure for high yield commitments, after consideration of hedges, to be $3.5 billion.

See Note 11 to the Consolidated Financial Statements for additional information about our lending-related commitments.

Other commitments and guarantees at November 30, 2004 were as follows:

OTHER COMMITMENTS AND GUARANTEES

IN MILLIONS NOVEMBER 30, 2004	Notional/ Maximum Payout	Amount of Commitment Expiration per Period				
		2005	2006	2007–2008	2009–2010	2011 and Later
Derivative contracts[1]	$470,641	$ 71,629	$ 65,219	$ 85,240	$ 63,087	$185,466
Municipal-securities-related commitments	7,179	4,679	3	24	47	2,426
Other commitments with special purpose entities	5,261	2,404	278	738	701	1,140
Standby letters of credit	1,703	1,703	–	–	–	–
Private equity and other principal investment commitments	695	206	190	256	43	–

[1] Fair value of these derivative contracts is a more relevant measure of these obligations because we believe the notional amount overstates the expected payout. At November 30, 2004, the fair value of these derivative contracts approximated $9.0 billion.

See Note 11 to the Consolidated Financial Statements for additional information about our other commitments and guarantees.

Contractual obligations at November 30, 2004 were as follows:

CONTRACTUAL OBLIGATIONS

IN MILLIONS NOVEMBER 30, 2004		Amount of Obligation Expiration per Period			
	Total	2005	2006	2007–2008	2009 and Thereafter
Long-term debt maturities	$56,486	$ 7,121	$12,619	$13,620	$23,126
Operating lease obligations	1,740	178	175	323	1,064
Capital lease obligations	2,900	54	60	125	2,661
Purchase obligations	604	201	211	105	87

See Note 9 to the Consolidated Financial Statements for additional information about long-term debt maturities. See Note 11 to the Consolidated Financial Statements for additional information about operating and capital lease obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations with variable pricing provisions are included in the table based on the minimum contractual amounts. Certain purchase obligations contain termination or renewal provisions. The table reflects the minimum contractual amounts likely to be paid under these agreements assuming the contracts are not terminated. Excluded from the table are a number of obligations recorded in the Consolidated Statement of Financial Condition that generally are short-term in nature, including securities financing transactions, trading liabilities, deposits, commercial paper and other short-term borrowings and other payables and accrued liabilities.

OFF-BALANCE-SHEET ARRANGEMENTS

In the normal course of business we engage in a variety of off-balance-sheet arrangements, including derivative contracts.

Derivatives

Derivatives often are referred to as off-balance-sheet instruments because neither their notional amounts nor the underlying instruments are reflected as assets or liabilities in our Consolidated Statement of Financial Condition. Instead, the market or fair values related to the derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities in Derivatives and other contractual agreements, as applicable.

In the normal course of business we enter into derivative transactions both in a trading capacity and as an end-user. We use derivative products in a trading capacity as a dealer to satisfy the financial needs of clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivative Activities"). In this capacity we transact extensively in derivatives including interest rate, credit (both single name and portfolio), foreign exchange and equity derivatives. The use of derivative products in our trading businesses is combined with transactions in cash instruments to allow for the execution of various trading strategies. Derivatives are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net-by-counterparty basis when a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. As an end-user, we use derivative products to adjust the interest rate nature of our funding sources from fixed to floating interest rates and to change the index on which floating interest rates are based (e.g., Prime to LIBOR).

We conduct our derivative activities through a number of wholly-owned subsidiaries. Our fixed income derivative products business is conducted through our subsidiary Lehman Brothers Special Financing Inc., and separately capitalized "AAA" rated subsidiaries, Lehman Brothers Financial Products Inc. and Lehman Brothers Derivative Products Inc. Our equity derivative products business is conducted through Lehman Brothers Finance S.A. and Lehman Brothers OTC Derivatives Inc. In addition, as a global investment bank, we also are a market maker in a number of foreign currencies. Counterparties to our derivative product transactions primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. We manage the risks associated with derivatives on an aggregate basis, along with the risks associated with our non-derivative trading and market-making activities in cash instruments, as part of our firmwide risk management policies. We use industry standard derivative contracts whenever appropriate.

See Notes 1 and 3 to the Consolidated Financial Statements for additional information about our accounting policies and our Trading-Related Derivative Activities.

Special Purpose Entities

In the normal course of business, we establish special purpose entities ("SPEs"), sell assets to SPEs, transact derivatives with SPEs, own securities or residual interests in SPEs, and provide liquidity or other guarantees for SPEs. SPEs are corporations, trusts or partnerships that are established for a limited purpose. There are two types of SPEs—qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs"). SPEs, by their nature, generally are not controlled by their equity owners, because the establishing documents govern all material decisions. Our primary involvement with SPEs relates to securitization transactions through QSPEs, in which transferred assets are sold to an SPE that issues securities supported by the cash flows generated by the assets (i.e., securitized). A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows to investors on pre-set terms. Under SFAS 140, we are not required to, and do not, consolidate QSPEs. Rather, we account for our involvement with QSPEs under a financial components approach in which we recognize any interest we retain after securitization at fair value, with changes in fair value reported in Principal transactions in the Consolidated Statement of Income.

We are a market leader in mortgage (both residential and commercial), municipal and other asset-backed securitizations that are principally transacted through QSPEs. During 2004 and 2003, we securitized approximately $139.4 billion and $146.1 billion of financial assets, respectively, including $120.5 billion and $125.7 billion of residential loans, $8.3 billion and $9.7 billion of commercial mortgages, and $10.6 billion and $10.7 billion of municipal and other asset backed financial instruments, respectively. At November 30, 2004 and 2003 we had approximately $0.9 billion and $1.0 billion, respectively, of non-investment grade retained interests from our securitization activities (primarily junior security interests in securitizations).

In addition, we deal extensively with SPEs, which do not meet the QSPE criteria due to their permitted activities not being sufficiently limited, or because the assets are not deemed qualifying financial instruments (e.g., real estate). Under FIN 46R, we consolidate such SPEs if we are deemed to be the primary beneficiary of such entity. The primary beneficiary is the party that has either a majority of the expected losses or a majority of the expected residual returns of such entity, as defined. Examples of our involvement with SPEs include collateralized debt obligations, synthetic credit transactions, real estate investments through SPEs, and other structured financing transactions. For additional information about our involvement with SPEs see Note 4 to the Consolidated Financial Statements.

Other Off-Balance-Sheet Activities

In the ordinary course of business we enter into various other types of off-balance-sheet arrangements. For additional information about our lending-related commitments and guarantees and our contractual obligations see Summary of Contractual Obligations and Commitments in this MD&A.

RISK MANAGEMENT

As a leading global investment bank, risk is an inherent part of our business. Global markets, by their nature, are prone to uncertainty and subject participants to a variety of risks. The principal risks we face are credit, market, liquidity, legal, reputation and operational risks. Risk management is considered to be of paramount importance in our day-to-day operations. Consequently, we devote significant resources (including investments in personnel and technology) to the measurement, analysis and management of risk.

While risk cannot be eliminated it can be mitigated to the greatest extent possible through a strong internal control environment. Essential in our approach to risk management is a strong internal control environment with multiple overlapping and reinforcing elements. We have developed policies and procedures to identify, measure, and monitor the risks involved in our global trading, brokerage and investment banking activities. Our approach applies analytical rigor overlaid with sound practical judgment working proactively with the business areas before transactions occur to ensure appropriate risk mitigants are in place.

We also seek to reduce risk through the diversification of our businesses, counterparties and activities in geographic regions. We accomplish this objective by allocating the usage of capital to each of our businesses, establishing trading limits and setting credit limits for individual counterparties. Our focus is balancing risk versus return. We seek to achieve adequate returns from each of our businesses commensurate with the risks they assume. Nonetheless, the effectiveness of our approach to managing risks can never be completely assured. For example, unexpected large or rapid movements or disruptions in one or more markets or other unforeseen developments could have an adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, increases in our credit exposure to customers and counterparties and increases in general systemic risk.

Our overall risk limits and risk management policies are established by the Executive Committee. On a weekly basis, our Risk Committee, which consists of the Executive Committee, the Chief

Risk Officer and the Chief Financial Officer, reviews all risk exposures, position concentrations and risk taking activities. The Global Risk Management Division (the "Division") is independent of the trading areas and reports directly to the Firm's Chief Administrative Officer. The Division includes credit risk management, market risk management, quantitative risk management and operational risk management. Combining these disciplines facilitates a fully integrated approach to risk management. The Division maintains staff in each of our regional trading centers as well as in key sales offices. Risk management personnel have multiple levels of daily contact with trading staff and senior management at all levels within the Company. These discussions include reviews of trading positions and risk exposures.

Credit Risk

Credit risk represents the possibility a counterparty or an issuer of securities or other financial instruments we hold will be unable to honor its contractual obligations to us. Credit risk management is therefore an integral component of our overall risk management framework. The Credit Risk Management Department ("CRM Department") has global responsibility for implementing our overall credit risk management framework.

The CRM Department manages the credit exposure related to trading activities by giving credit approval for counterparties, assigning internal risk ratings, establishing credit limits by counterparty, country and industry group, and by requiring master netting agreements and collateral in appropriate circumstances. The CRM Department considers the transaction size, the duration of a transaction, along with the potential credit exposure for complex derivative transactions in making our credit decisions. The CRM Department is responsible for the continuous monitoring and review of counterparty risk ratings, current credit exposures and potential credit exposures across all products and recommending valuation adjustments, where appropriate. Credit limits are reviewed periodically to ensure they remain appropriate in light of market events or the counterparty's financial condition.

Credit also has responsibility for portfolio management of counterparty credit risks. This includes monitoring and reporting large exposures (current credit exposure and maximum potential exposure), managing concentrations across countries, industries and products, ensuring risk ratings are current and performing asset quality portfolio trend analyses.

Our Chief Risk Officer is a member of the Investment Banking Commitment, Investment and Bridge Loan Approval Committees. Members of Credit and Market Risk Management participate in committee meetings, vetting and reviewing transactions. Decisions on approving transactions not only take into account the creditworthiness of the transaction on a stand-alone basis, but also they take into consideration our aggregate obligor risk, portfolio concentrations, reputation risk and importantly the impact that any particular transaction under consideration has on our overall risk appetite. Exceptional transactions and/or situations are addressed and discussed with senior management, including where appropriate, the Executive Committee.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Derivatives and other contractual agreements" in this MD&A and Note 3 to the Consolidated Financial Statements for additional information about net credit exposure on OTC derivative contracts.

Market Risk

Market risk represents the potential change in value of a portfolio of financial instruments due to changes in market rates, prices and volatilities. Market risk management also is an essential component of our overall risk management framework. The Market Risk Management Department (the "MRM Department") has global responsibility for developing and implementing our overall market risk management framework. To that end, it is responsible for the development of the policies and procedures of the market risk management process; determination of market risk measurement methodology in conjunction with the Quantitative Risk Management Department (the "QRM Department"); monitoring, reporting and analysis of the aggregate market risk of trading exposures; administration of market risk limits and the escalation process; and the communication of large or unusual risks as appropriate. Market risks inherent in positions includes, but is not limited to, interest rate, equity and foreign exchange exposures.

The MRM Department uses qualitative as well as quantitative information in managing trading risk, believing a combination of the two approaches results in a more robust and complete approach to the management of trading risk. Quantitative information is developed from a variety of risk methodologies based on established statistical principles. To ensure high standards of analysis, the MRM Department has retained seasoned risk managers with the requisite experience and academic and professional credentials.

Market risk is present in cash products, derivatives and contingent claim structures that exhibit linear as well as non-linear price behavior. Our exposure to market risk varies in accordance with the volume of client-driven market-making transactions, the size of our proprietary positions, and the volatility of financial instruments traded. We seek to mitigate, whenever possible, excess market risk exposures through appropriate hedging strategies.

We participate globally in interest rate, equity and foreign exchange markets. Our Fixed Income Division has a broadly diversified market presence in U.S. and foreign government bond trading, emerging market securities, corporate debt (investment and non-investment grade), money market instruments, mortgages and mortgage- and asset-backed securities, real estate, municipal bonds and interest rate derivatives. Our Equities Division facilitates domestic and foreign trading in equity instruments, indices and related derivatives. Our foreign exchange businesses are involved in trading currencies on a spot and forward basis as well as through derivative products and contracts.

We incur short-term interest rate risk in the course of facilitating the orderly flow of customer transactions through the maintenance of government and other bond inventories. Market-making in high grade corporate bonds and high yield instruments exposes us to additional risk due to potential variations in credit spreads. Trading in international markets exposes us to spread risk between the term structure of interest rates in different countries. Mortgages and mortgage-related securities are subject to prepayment risk and changes in the level of interest rates. Trading in derivatives and structured products exposes us to changes in the level and volatility of interest rates. We actively manage interest rate risk through the use of interest rate futures, options, swaps, forwards and offsetting cash-market instruments. Inventory holdings, concentrations and agings are monitored closely and used by management to selectively hedge or liquidate undesirable exposures.

We are a significant intermediary in the global equity markets through our market making in U.S. and non-U.S. equity securities, including common stock, convertible debt, exchange-traded and OTC equity options, equity swaps and warrants. These activities expose us to market risk as a result of price and volatility changes in our equity inventory. Inventory holdings also are subject to market risk resulting from concentrations and changes in liquidity conditions that may adversely affect market valuation. Equity market risk is actively managed through the use of index futures, exchange-traded and OTC options, swaps and cash instruments.

We enter into foreign exchange transactions to facilitate the purchase and sale of non-dollar instruments, including equity and interest rate securities. We are exposed to foreign exchange risk on our holdings of non-dollar assets and liabilities. We are active in many foreign exchange markets and have exposure to the Euro, Japanese yen, British pound, Swiss franc and Canadian dollar, as well as a variety of developed and emerging market currencies. We hedge our risk exposures primarily through the use of currency forwards, swaps, futures and options.

If any of the strategies used to hedge or otherwise mitigate exposures to the various types of risks described above are not effective, we could incur losses. See Notes 1 and 3 to the Consolidated Financial Statements for additional information about our use of derivative financial instruments to hedge interest rate, currency, equity and other market risks.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Operational Risk Management (the "ORM Department") is responsible for implementing and maintaining our overall global operational risk management framework, which seeks to minimize these risks through assessing, reporting, monitoring and mitigating operational risks.

Reputational Risk

We recognize that maintaining our reputation among clients, investors, regulators and the general public is an important aspect of minimizing legal and operational risks. Maintaining our reputation depends on a large number of factors, including the selection of our clients and the conduct of our business activities. We seek to maintain our reputation by screening potential clients and by conducting our business activities in accordance with high ethical standards.

Potential clients are screened through a multi-step process that begins with the individual business units and product groups. In screening clients, these groups undertake a comprehensive review of the client and its background and the potential transaction to determine, among other things, whether they pose any risks to our reputation. Potential transactions are screened by independent committees in the firm, which are composed of senior members from various corporate divisions of the Company including members of the Global Risk Management Division. These committees review the nature of the client and its business, the due diligence conducted by the business units and product groups, and the proposed terms of the transaction, in order to determine overall acceptability of the proposed transaction. In doing so, the committees evaluate the appropriateness of the transaction, including a consideration of ethical and social responsibility issues and the potential effect of the transaction on our reputation.

Value At Risk

Value-at-risk (VaR) measures the potential mark-to-market loss over a specified time horizon and is expressed at a given confidence level. We report an "empirical" VaR calculated based upon the distribution of actual trading revenue. We consider VaR based on net revenue volatility to be a comprehensive risk measurement tool as it incorporates virtually all of our trading activities and types of risk including market, credit and event risks. The table below presents VaR in 2004 and 2003 for each component of risk using historical daily net trading revenues. Under this method, we estimate a reporting daily VaR using actual daily net trading revenues over the previous 250 trading days. Such VaR is measured as the loss, relative to the median daily trading net revenue, at a 95% confidence level.

VALUE AT RISK—REVENUE VOLATILITY

	At November 30		Year ended November 30					
			2004			2003		
IN MILLIONS	**2004**	2003	**Average**	**High**	**Low**	Average	High	Low
Interest rate risk	**$22.0**	$18.2	**$21.5**	**$24.2**	**$18.2**	$17.6	$19.9	$15.5
Equity price risk	**11.0**	7.0	**9.6**	**11.0**	**6.7**	7.2	8.7	6.4
Foreign exchange risk	**2.8**	3.7	**3.4**	**3.8**	**2.7**	2.9	3.7	2.2
Diversification benefit	**(7.9)**	(7.2)	**(7.7)**			(5.8)		
	$27.9	$21.7	**$26.8**	**$30.0**	**$21.7**	$21.9	$25.4	$20.5

The increase in interest rate risk at November 30, 2004 from November 30, 2003 reflects the increased scale of our fixed income businesses. The increase in equity risk is primarily related to higher levels of equity positions held.

Beginning with this 2004 Annual Report, we are disclosing an estimated VaR, which uses a historical simulation approach. This VaR measures market risk associated with substantially all of our financial instruments. Our estimated VaR measures both linear and non linear risk at a very granular level to ensure we capture second order risks in addition to first order risk. We believe both measures of VaR being disclosed provide relevant information to financial statement users.

Historical simulation VaR utilizes end-of-day positions to determine the expected revenue loss at a 95% confidence level over a one-day time horizon. Specifically, the historical simulation approach involves constructing a distribution of hypothetical daily changes in the value of the trading portfolio based on risk factors embedded in the current portfolio and historical observations of daily changes in these risk factors. Our method uses four years of historical data weighted to give greater impact to more recent time periods in simulating potential changes in market risk factors. As there is no uniform industry methodology for estimating VaR, different assumptions and methodologies could produce materially different results and therefore caution should be utilized when comparing such risk measures across firms. We believe our models and assumptions utilized in these calculations to be reasonable and prudent.

We utilize a 95% one-day VaR which corresponds to the loss in portfolio value that, based on historically-observed market risk factor movements, would have been exceeded with a frequency of 5%, or once in every 20 days if the portfolio were held constant. We perform periodic back-testing comparing actual daily trading revenues against historical simulation VaR to ensure reasonableness of the VaR model.

The following table sets forth historical simulation VaR at and for the annual period ended November 30, 2004:

VALUE AT RISK—HISTORICAL SIMULATION

		Year ended November 30, 2004		
IN MILLIONS	**At November 30, 2004**	**Average**	**High**	**Low**
Interest rate risk	**$28.2**	**$25.8**	**$31.7**	**$21.9**
Equity price risk	**11.0**	**11.2**	**17.0**	**6.4**
Foreign exchange risk	**8.1**	**4.0**	**8.7**	**2.1**
Diversification benefit	**(17.7)**	**(11.7)**		
	$29.6	**$29.3**	**$35.9**	**$22.8**

As with any predictive model, VaR measures have inherent limitations including: past changes in market risk factors may not be accurate predictors of future market movements; the historical market risk factor data used for VaR estimation may provide only limited insight into losses that could be incurred under market conditions that are unusual relative to the historical period used in estimating the VaR; and VaR measurements are based on current positions while future risk depends on future positions. In addition, a one day historical simulation VaR does not fully capture the market risk of positions that cannot be liquidated or hedged within one day. We are aware of these limitations and therefore use VaR as only one measure of our assessment of risk. We also utilize other risk analytics to complement VaR, including stress tests and modeling of event and counterparty risks on a portfolio basis.

Distribution of Daily Net Revenues

Substantially all of the Company's inventory positions are marked-to-market daily with changes recorded in net revenues. The following chart sets forth the frequency distribution for daily net revenues for our Capital Markets and Investment Management business segments (excluding asset management fees) for the years ended November 30, 2004 and 2003.

As discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations, we seek to reduce risk through the diversification of our businesses and a focus on customer flow activities. This diversification and focus, combined with our risk management controls and processes, helps mitigate the net revenue volatility inherent in our trading activities. Although historical performance is not necessarily indicative of future performance, we believe our focus on business diversification and customer flow activities should continue to reduce the volatility of future net trading revenues.



AVERAGE DAILY
TRADING NET REVENUES
NUMBER OF DAYS
IN MILLIONS
2003
2004
70
60
50
40
30
20
10
<$0
$0-10
$10-20
$20-30
$30-40
$40-50
$50-60
>$60

In both 2003 and 2004, daily trading net revenues did not exceed losses of $30 million on any single day.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in conformity with generally accepted accounting principles, many of which require the use of estimates and assumptions. We believe the estimates used in preparing our financial statements are reasonable and prudent. Actual results could differ from these estimates particularly in light of the industry in which we operate. The following is a summary of our critical accounting policies and estimates. See Note 1 to the Consolidated Financial Statements for a full description of these and other accounting policies.

Fair Value

The determination of fair value is a critical accounting policy that is fundamental to our financial condition and results of operations. We record financial instruments classified as Securities and other inventory positions owned and Securities and other inventory positions sold but not yet purchased at market or fair value, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. In all instances, we believe we have established rigorous internal control processes to ensure we use reasonable and prudent measurements of fair value on a consistent basis.

When evaluating the extent to which estimates may be required in determining the fair values of assets and liabilities reflected in our financial statements, we believe it is useful to analyze the balance sheet as shown in the following table:

SUMMARY BALANCE SHEET

IN MILLIONS NOVEMBER 30, 2004		
ASSETS		
Securities and other inventory positions owned	**$144,468**	**40%**
Securities received as collateral	**4,749**	**1%**
Secured financings	**169,829**	**48%**
Receivables and other assets	**34,838**	**10%**
Identifiable intangible assets and goodwill	**3,284**	**1%**
Total assets	**$357,168**	**100%**
LIABILITIES AND EQUITY		
Securities and other inventory positions sold but not yet purchased	**$ 96,281**	**27%**
Obligation to return securities received as collateral	**4,749**	**1%**
Secured financings	**131,735**	**37%**
Payables and other accrued liabilities	**52,997**	**15%**
Total capital	**71,406**	**20%**
Total liabilities and equity	**$357,168**	**100%**

The majority of our assets and liabilities are recorded at amounts for which significant management estimates are not used. The following balance sheet categories, comprising 58% of total assets and 72% of total liabilities and equity, are valued either at historical cost or at contract value (including accrued interest) which, by their nature, do not require the use of significant estimates: Secured financings, Receivables and other assets, Payables and other accrued liabilities and Total capital. Securities received as collateral and Obligation to return securities received as collateral are recorded at fair value, but due to their offsetting nature do not result in fair value estimates affecting the Consolidated Statement of Income. Securities and other inventory positions owned and Securities and other inventory positions sold but not yet purchased (long and short inventory positions, respectively), are recorded at market or fair value, the components of which may require, to varying degrees, the use of estimates in determining fair value.

When evaluating the extent to which management estimates may be used in determining the fair value for long and short inventory, we believe it is useful to consider separately derivatives and cash instruments.

Derivatives and other contractual agreements The fair values of derivative assets and liabilities at November 30, 2004 were $17.5 billion and $15.2 billion, respectively (see Note 3 to the Consolidated Financial Statements). Included within these amounts were exchange-traded derivative assets and liabilities of $3.4 billion and $3.6 billion, respectively, for which fair value is determined based on quoted market prices. The fair values of our OTC derivative assets and liabilities at November 30, 2004 were $14.1 billion and $11.6 billion, respectively.

The following table sets the fair value of OTC derivatives by contract type and by remaining contractual maturity:

FAIR VALUE OF OTC DERIVATIVE CONTRACTS BY MATURITY

IN MILLIONS NOVEMBER 30, 2004	Less than 1 Year	2 to 5 Years	5 to 10 Years	Over 10 Years	Cross Maturity and Cash Collateral Netting[1]	Total
ASSETS						
Interest rate, currency and credit default swaps and options	$ 2,008	$ 7,394	$ 8,457	$ 6,329	$(16,261)	$ 7,927
Foreign exchange forward contracts and options	10,939	436	257	23	(9,500)	2,155
Other fixed income securities contracts	1,608	19	5	1	–	1,633
Equity contracts	1,056	978	479	56	(230)	2,339
	$15,611	$ 8,827	$ 9,198	$ 6,409	$(25,991)	$14,054
LIABILITIES						
Interest rate, currency and credit default swaps and options	$ 2,123	$ 5,374	$ 6,221	$ 4,512	$(11,566)	$ 6,664
Foreign exchange forward contracts and options	11,632	593	103	6	(9,840)	2,494
Other fixed income securities contracts	242	36	–	–	(3)	275
Equity contracts	946	1,117	316	79	(292)	2,166
	$14,943	$ 7,120	$ 6,640	$ 4,597	$(21,701)	$11,599

[1] Cross-maturity netting represents the netting of receivable balances with payable balances for the same counterparty across maturity and product categories. Receivable and payable balances with the same counterparty in the same maturity category are netted within the maturity category when appropriate. Cash collateral received or paid is netted on a counterparty basis, provided legal right of offset exists.

The majority of our OTC derivatives are transacted in liquid trading markets for which fair value is determined using pricing models with readily observable market inputs. Examples of such derivatives include interest rate swap contracts, TBAs, foreign exchange forward and option contracts in G-7 currencies and equity swap and option contracts on listed securities. However, the determination of fair value of certain less liquid derivatives required the use of significant estimates. Such derivatives include certain credit derivatives, equity option contracts with terms greater than five years, and certain other complex derivatives we provide to clients. We strive to limit the use of significant estimates by using consistent pricing assumptions between reporting periods and using observed market data for model inputs whenever possible. As the market for complex products develops, we refine our pricing models based on market experience to use the most current indicators of fair value.

Cash instruments The majority of our non-derivative long and short inventory (i.e., cash instruments) is recorded at market value based on listed market prices or using third-party broker quotes and therefore does not incorporate significant estimates. Examples of inventory valued in this manner include government securities, agency mortgage-backed securities, listed equities, money market instruments, municipal securities and corporate bonds. However, in certain instances we may deem such quotations to be unrealizable (e.g., when the instruments are thinly traded or when we hold a substantial block of a particular security such that the listed price is not deemed to be readily realizable). In such instances, we determine fair value based on, among other factors, management's best estimate giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at date of acquisition and the size of the position held in relation to the liquidity in the market. When the size of our holding of a listed security is likely to impair our ability to realize the quoted market price, we record the position at a discount to the quoted price reflecting our best estimate of fair value.

When quoted prices are not available, fair value is determined based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. Pricing models typically are used to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors. For the vast majority of instruments valued through pricing models, significant estimates are not required because the market inputs to such models are readily observable and liquid trading markets provide clear evidence to support the valuations derived from such pricing models. Examples of inventory valued using pricing models or other valuation techniques for which the use of management estimates are necessary include certain mortgages and mortgage-backed positions, real estate inventory, non-investment-grade retained interests, certain derivative and other contractual agreements, certain high yield positions and certain private equity and other principal investments.

Mortgages, mortgage-backed and real estate inventory positions Mortgages and mortgage-backed positions include mortgage loans (both residential and commercial) and non-agency mortgage-backed securities. We are a market leader in mortgage-backed securities trading. We originate residential and commercial mortgage loans as an extension of our securitization activities. In 2004 we originated approximately $65.1 billion of residential mortgage loans and we securitized approximately $120.5 billion of residential mortgage loans, including both originated loans and those we acquired in the secondary market. See Note 4 to the Consolidated Financial Statements for additional information about our securitization activities. We record mortgage loans at fair value, with related mark-to-market gains and losses recognized in Principal transactions in the Consolidated Statement of Income.

Management estimates are generally not required in determining the fair value of residential mortgage loans because these positions are securitized frequently. Certain commercial mortgage loans and investments, due to their less liquid nature, may require management estimates in determining fair value. Fair value for these positions is generally based on analyses of both cash flow projections and underlying property values. We use independent appraisals to support our assessment of the property in determining fair value for these positions. Fair value for approximately $3.8 billion and $4.1 billion at November 30, 2004 and 2003, respectively, of our total mortgage loan inventory is determined using the above valuation methodologies, which may involve the use of significant estimates. Because a portion of these assets have been financed on a non-recourse basis, our net investment position is limited to $2.9 billion and $4.1 billion at November 30, 2004 and 2003, respectively.

We invest in real estate through direct investments in equity and debt. We record real estate held for sale at the lower of cost or fair value. The assessment of fair value generally requires the use of management estimates and generally is based on property appraisals provided by third parties and also incorporates an analysis of the related property cash flow projections. We had real estate investments of approximately $10.7 billion and $8.7 billion at November 30, 2004 and 2003, respectively. Because a significant portion of these assets has been financed on a non-recourse basis, our net investment position was limited to $4.1 billion and $2.9 billion at November 30, 2004 and 2003, respectively.

High yield We underwrite, invest and make markets in high yield corporate debt securities. We also syndicate, trade and invest in loans to below-investment-grade-rated companies. For purposes of this discussion, high yield debt instruments are defined as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. Non-investment grade securities generally involve greater risks than investment grade securities due to the issuer's creditworthiness and the lower liquidity of the market for such securities. In addition, these issuers generally have relatively higher levels of indebtedness resulting in an increased sensitivity to adverse economic conditions. We recognize these risks and seek to reduce market and credit risk through the diversification of our products and counterparties. High yield debt instruments are carried at fair value, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. Such instruments at November 30, 2004 and 2003 included long positions with an aggregate fair value of approximately $4.5 billion and $4.0 billion and short positions with an aggregate fair value of approximately $0.6 billion and $0.3 billion, respectively. At November 30, 2004, the largest industry and geographic concentrations were 17% and 54%, respectively, categorized within the broad manufacturing industrial classification and in the United States, respectively. The majority of these positions are valued using broker quotes or listed market prices. However, at November 30, 2004, approximately $650 million of these positions were valued using other valuation techniques because there was little or no trading activity. In such instances, we use prudent judgment in determining fair value, which may involve using analyses of credit spreads associated with pricing of similar instruments, or other valuation techniques. We mitigate our aggregate and single-issuer net exposure through the use of derivatives, non-recourse financing and other financial instruments.

Private equity and other principal investments Our Private Equity business operates in five major asset classes: Merchant Banking, Real Estate, Venture Capital, Fixed Income Related Investments and Private Funds Investments. We have raised privately-placed funds in all of these classes, for which we act as general partner and in which we have general and in some cases limited partner interests. In addition, we generally co-invest in the investments made by the funds or may make other non-fund-related direct investments. We carry our private equity investments, including our general and limited partnership interests, at fair value. At November 30, 2004 and 2003, our private equity related investments totaled $1.5 billion and $1.3 billion, respectively. At November 30, 2004, the largest industry concentration was 25% and the largest single-investment exposure was $101 million. In addition to our private equity investments we held approximately $85 million in energy-related principal investments at November 30, 2004, compared with $80 million at November 30, 2003.

The determination of fair value for these investments often requires the use of estimates and assumptions because these investments generally are less liquid and often contain trading restrictions. We estimate that approximately $189 million of these investments have readily determinable fair values because they are publicly-traded securities with limited remaining trading restrictions. For the remainder of these positions, fair value is based on our assessment of the underlying investments incorporating valuations that consider expected cash flows, earnings multiples and/or comparisons to similar market transactions. Valuation adjustments, which may involve the use of significant management estimates, are an integral part of pricing these instruments, reflecting consideration of credit quality, concentration risk, sale restrictions and other liquidity factors. Additional information about our private equity and other principal investment activities, including related commitments, can be found in Note 11 to the Consolidated Financial Statements.

Non-investment grade retained interests We held approximately $0.9 billion and $1.0 billion of non-investment grade retained interests at November 30, 2004 and 2003, respectively. Because these interests primarily represent the junior interests in commercial and residential mortgage securitizations for which there are not active trading markets, estimates generally are required in determining fair value. We value these instruments using prudent estimates of expected cash flows and consider the valuation of similar transactions in the market. See Note 4 to the Consolidated Financial Statements for additional information about the effect of adverse changes in assumptions on the fair value of these interests.

Identifiable Intangible Assets and Goodwill

We acquired Neuberger in October 2003 for a net purchase price initially estimated to be approximately $2.8 billion, excluding net cash and short-term investments acquired of approximately $276 million. The cost was allocated to the underlying net assets based on preliminary estimates of their fair values. The excess of the purchase price over the estimated fair values of the net assets acquired (which included certain intangible assets initially carried at $951 million in the Consolidated Statement of Financial Condition) was recorded as goodwill. During 2004 we finalized the purchase price valuation and allocation of our acquisition of Neuberger based on an independent third-party study. As a result, we reduced our initial estimate of the purchase price by approximately $307 million related to certain securities we issued that were restricted from resale for periods extending through 2011. The initial allocation of the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed did not change.

Determining the fair values and useful lives of certain assets acquired and liabilities assumed associated with business acquisitions—intangible assets in particular—requires significant judgment. In addition, we are required to assess for impairment goodwill and other intangible assets with indefinite lives at least annually using fair value measurement techniques. Periodically estimating the fair value of a reporting unit and intangible assets with indefinite lives involves significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recognized and the magnitude of such a charge. We completed our last goodwill impairment test as of August 31, 2004, and no impairment was identified.

Real Estate Reconfiguration Charges

As a result of our decision to exit our downtown New York area facilities after the events of September 11, 2001 and our decision in 2002 to reconfigure certain of our global real estate facilities, we recognized real estate reconfiguration charges in 2004, 2003 and 2002. The recognition of these charges required significant management estimates including estimates of the vacancy periods prior to subleasing, the anticipated rates of subleases, and the amounts of incentives (e.g., free rent periods) that may be required to induce sub-lessees. See Note 19 to the Consolidated Financial Statements for additional information about the real estate reconfiguration charges.

Legal Reserves

In the normal course of business we have been named a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. In addition, our business activities are reviewed by various taxing authorities around the world with regard to corporate income tax rules and regulations. We estimate and provide for potential losses that may arise out of legal, regulatory and tax proceedings to the extent such losses are probable and can be estimated. We review outstanding claims with internal and external counsel to assess probability and estimates of loss. We reassess the risk of loss as new information becomes available, and reserves are adjusted, as appropriate.

ACCOUNTING AND REGULATORY DEVELOPMENTS

In January 2003, the FASB issued FIN 46. In December 2003, the FASB revised FIN 46 ("FIN 46R"). We have adopted FIN 46R for all variable interest entities in which we hold a variable interest. The effect of adopting FIN 46R in fiscal 2004 was not material to our financial condition or results of operations. See Note 9 to the Consolidated Financial Statements for additional information about the effect of adopting FIN 46R on certain Delaware business trusts formed for the purpose of issuing trust securities.

In May 2004 the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"* ("FSP No. FAS 106-2"), which provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. We adopted FSP No. FAS 106-2 in our 2004 fourth quarter. Adoption did not have a material effect on our financial condition or results of operations.

In December 2004 the FASB issued SFAS 123R. We must adopt SFAS 123R by our 2005 fourth quarter. SFAS 123R requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period during which employees are required to provide service. SFAS 123R also clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. For periods before the required effective date, companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. Under the modified prospective transition method we expect to apply, compensation cost is recognized after the date of adoption for the portion of outstanding awards granted prior to the adoption of SFAS 123 for which service has not yet been rendered. We do not expect adoption of SFAS 123R will have a negative effect on our results of operations and financial condition, and expect to adopt SFAS 123R in our 2005 fourth quarter.

In December 2004 the FASB issued an FSP regarding the accounting implications of the American Jobs Creation Act of 2004 (the "Act") related to the one-time tax benefit for the repatriation of foreign earnings. The FSP is effective for financial statements for periods ended after October 22, 2004. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned outside the U.S. by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains about how to interpret numerous provisions in the Act. We are reviewing the Act to determine the implications of repatriating, out of our accumulated non-U.S. retained earnings pool, a portion of such earnings that we currently do not consider to be permanently reinvested in certain foreign subsidiaries. We expect the tax benefits associated with any amount repatriated would not be material to our results of operations or financial condition.

In June 2004 the Securities and Exchange Commission (the "SEC") approved a rule establishing a voluntary framework for comprehensive, group-wide risk management procedures and consolidated supervision of certain financial services holding companies. The framework is designed to minimize the duplicative regulatory burdens on U.S. securities firms resulting from the European Union (the "EU") Directive (2002/87/EC) concerning the supplementary supervision of financial conglomerates active in the EU. The rule also would allow LBI to use an alternative method, based on internal models, to calculate net capital charges for market and derivative-related credit risk. Under this rule, the SEC has the authority to regulate the holding company and any unregulated affiliate of a registered broker-dealer, including subjecting the holding company to capital requirements generally consistent with the International Convergence of Capital Measurement and Capital Standards published by the Basel Committee on Banking Supervision. We expect to apply to the SEC in early 2005 for permission to operate under the rule. We cannot predict the effect these changes will have on our businesses; however, compliance with consolidated supervision and the imposition of revised capital standards could affect our decisions with respect to raising and using capital.

EFFECTS OF INFLATION

Because our assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects such expenses as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the prices of services we offer. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect our consolidated financial condition and results of operations in certain businesses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Lehman Brothers Holdings Inc.

We have audited management's assessment, included in the accompanying *Management's Assessment of Internal Control over Financial Reporting,* that Lehman Brothers Holdings Inc. (the "Company") maintained effective internal control over financial reporting as of November 30, 2004, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of November 30, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of the Company as of November 30, 2004 and 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended November 30, 2004 of the Company and our report dated February 14, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Lehman Brothers Holdings Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Holdings Inc. and Subsidiaries (the "Company") as of November 30, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lehman Brothers Holdings Inc. and Subsidiaries at November 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York

February 14, 2005

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Lehman Brothers Holdings Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of November 30, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment we believe that, as of November 30, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the accompanying Consolidated Financial Statements has issued an attestation report on our assessment of the Company's internal control over financial reporting. Their report appears on the preceding page.

CONSOLIDATED STATEMENT OF INCOME

IN MILLIONS, EXCEPT PER SHARE DATA YEAR ENDED NOVEMBER 30	**2004**	2003	2002
REVENUES			
Principal transactions	**$ 5,699**	$ 4,272	$ 1,951
Investment banking	**2,188**	1,722	1,731
Commissions	**1,537**	1,210	1,286
Interest and dividends	**11,032**	9,942	11,728
Asset management and other	**794**	141	85
Total revenues	**21,250**	17,287	16,781
Interest expense	**9,674**	8,640	10,626
Net revenues	**11,576**	8,647	6,155
NON-INTEREST EXPENSES			
Compensation and benefits	**5,730**	4,318	3,139
Technology and communications	**764**	598	552
Brokerage and clearance fees	**453**	367	329
Occupancy	**421**	319	287
Professional fees	**252**	158	129
Business development	**211**	149	146
Other	**208**	125	74
Other real estate reconfiguration charge	**19**	77	128
September 11th related recoveries, net	**–**	–	(108)
Regulatory settlement	**–**	–	80
Total non-interest expenses	**8,058**	6,111	4,756
Income before taxes and dividends on trust preferred securities	**3,518**	2,536	1,399
Provision for income taxes	**1,125**	765	368
Dividends on trust preferred securities	**24**	72	56
Net income	**$ 2,369**	$ 1,699	$ 975
Net income applicable to common stock	**$ 2,297**	$ 1,649	$ 906
EARNINGS PER COMMON SHARE			
Basic	**$ 8.36**	$ 6.71	$ 3.69
Diluted	**$ 7.90**	$ 6.35	$ 3.47

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

IN MILLIONS NOVEMBER 30	2004	2003
ASSETS		
Cash and cash equivalents	**$ 5,440**	$ 7,922
Cash and securities segregated and on deposit for regulatory and other purposes	**4,085**	3,100
Securities and other inventory positions owned: (includes $27,418 in 2004 and $32,273 in 2003 pledged as collateral)	**144,468**	133,634
Securities received as collateral	**4,749**	3,406
Collateralized agreements:		
Securities purchased under agreements to resell	**95,535**	87,416
Securities borrowed	**74,294**	51,396
Receivables:		
Brokers, dealers and clearing organizations	**3,400**	4,875
Customers	**13,241**	8,809
Others	**2,122**	1,626
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,187 in 2004 and $921 in 2003)	**2,988**	2,806
Other assets	**3,562**	3,510
Identifiable intangible assets and goodwill (net of accumulated amortization of $212 in 2004 and $166 in 2003)	**3,284**	3,561
Total assets	**$357,168**	$312,061

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(continued)

IN MILLIONS, EXCEPT PER SHARE DATA NOVEMBER 30	2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commercial paper and short-term debt	**$ 2,857**	$ 2,331
Securities and other inventory positions sold but not yet purchased	**96,281**	72,476
Obligation to return securities received as collateral	**4,749**	3,406
Collateralized financing:		
Securities sold under agreements to repurchase	**105,956**	107,304
Securities loaned	**14,158**	13,988
Other secured borrowings	**11,621**	14,544
Payables:		
Brokers, dealers and clearing organizations	**1,705**	3,067
Customers	**37,824**	27,666
Accrued liabilities and other payables	**10,611**	9,266
Long-term debt:		
Senior notes	**53,561**	41,303
Subordinated indebtedness	**2,925**	2,226
Total liabilities	**342,248**	297,577
Commitments and contingencies		
Preferred securities subject to mandatory redemption	**–**	1,310
STOCKHOLDERS' EQUITY		
Preferred stock	**1,345**	1,045
Common stock, $0.10 par value;		
Shares authorized: 600,000,000 in 2004 and 2003;		
Shares issued: 297,796,197 in 2004 and 294,575,285 in 2003;		
Shares outstanding: 274,159,411 in 2004 and 266,679,056 in 2003	**30**	29
Additional paid-in capital	**5,865**	6,164
Accumulated other comprehensive income (net of tax)	**(19)**	(16)
Retained earnings	**9,240**	7,129
Other stockholders' equity, net	**741**	1,031
Common stock in treasury, at cost: 23,636,786 shares in 2004 and 27,896,229 shares in 2003	**(2,282)**	(2,208)
Total stockholders' equity	**14,920**	13,174
Total liabilities and stockholders' equity	**$357,168**	$312,061

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002
PREFERRED STOCK			
5.94% Cumulative, Series C:			
Beginning and ending balance	**$ 250**	$ 250	$ 250
5.67% Cumulative, Series D:			
Beginning and ending balance	**200**	200	200
7.115% Fixed/Adjustable Rate Cumulative, Series E:			
Beginning and ending balance	**250**	250	250
6.50% Cumulative, Series F:			
Beginning balance	**345**	–	–
Shares issued	**–**	345	–
Ending balance	**345**	345	–
Floating Rate (3% Minimum) Cumulative, Series G:			
Beginning balance	**–**	–	–
Shares issued	**300**	–	–
Ending balance	**300**	–	–
Total preferred stock, ending balance	**1,345**	1,045	700
COMMON STOCK, PAR VALUE $0.10 PER SHARE			
Beginning balance	**29**	25	25
Shares issued in connection with Neuberger acquisition	**–**	3	–
Issued	**1**	1	–
Ending balance	**30**	29	25
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**6,164**	3,628	3,562
RSUs exchanged for Common Stock	**135**	(36)	63
Employee stock-based awards	**132**	107	53
Shares issued to RSU Trust	**(717)**	(459)	(401)
Tax benefit from the issuance of stock-based awards	**468**	543	347
Shares issued in connection with Neuberger acquisition	**–**	2,371	–
Neuberger final purchase price valuation adjustment	**(307)**	–	–
Other, net	**(10)**	10	4
Ending balance	**5,865**	6,164	3,628
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning balance	**(16)**	(13)	(10)
Translation adjustment, net[1]	**(3)**	(3)	(3)
Ending balance	**$ (19)**	$ (16)	$ (13)

[1] Net of income taxes of $(2) in 2004, $(1) in 2003 and $(1) in 2002.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(continued)

IN MILLIONS YEAR ENDED NOVEMBER 30	**2004**	2003	2002
RETAINED EARNINGS			
Beginning balance	**$ 7,129**	5,608	4,798
Net income	**2,369**	1,699	975
Dividends declared:			
5.94% Cumulative, Series C Preferred Stock	**(15)**	(15)	(15)
5.67% Cumulative, Series D Preferred Stock	**(11)**	(11)	(11)
7.115% Fixed/Adjustable Rate Cumulative, Series E Preferred Stock	**(18)**	(18)	(18)
6.50% Cumulative, Series F Preferred Stock	**(23)**	(6)	–
Floating Rate (3% Minimum) Cumulative, Series G Preferred Stock	**(5)**	–	–
Redeemable Voting Preferred Stock	**–**	–	(25)
Common Stock	**(186)**	(128)	(96)
Ending balance	**9,240**	7,129	5,608
COMMON STOCK ISSUABLE			
Beginning balance	**3,353**	2,822	2,933
RSUs exchanged for Common Stock	**(585)**	(425)	(463)
Deferred stock awards granted	**1,182**	957	407
Other, net	**(76)**	(1)	(55)
Ending balance	**3,874**	3,353	2,822
COMMON STOCK HELD IN RSU TRUST			
Beginning balance	**(852)**	(754)	(827)
Shares issued to RSU Trust	**(876)**	(518)	(297)
RSUs exchanged for Common Stock	**401**	444	387
Other, net	**(26)**	(24)	(17)
Ending balance	**(1,353)**	(852)	(754)
DEFERRED STOCK COMPENSATION			
Beginning balance	**(1,470)**	(1,119)	(1,360)
Deferred stock awards granted	**(1,182)**	(999)	(407)
Amortization of deferred compensation, net	**773**	625	570
Other, net	**99**	23	78
Ending balance	**(1,780)**	(1,470)	(1,119)
COMMON STOCK IN TREASURY, AT COST			
Beginning balance	**(2,208)**	(1,955)	(1,362)
Treasury stock purchased	**(2,267)**	(1,508)	(1,510)
RSUs exchanged for Common Stock	**49**	18	–
Employee stock-based awards	**551**	260	219
Shares issued to RSU Trust	**1,593**	977	698
Ending balance	**(2,282)**	(2,208)	(1,955)
Total stockholders' equity	**$14,920**	$13,174	$ 8,942

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 2,369**	$ 1,699	$ 975
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**428**	315	258
Deferred tax benefit	**(74)**	(166)	(670)
Tax benefit from the issuance of stock-based awards	**468**	543	347
Amortization of deferred stock compensation	**800**	625	570
September 11th related recoveries, net	**–**	–	(108)
Other real estate reconfiguration charge	**19**	77	128
Regulatory settlement	**–**	–	80
Other adjustments	**85**	(26)	92
Net change in:			
Cash and securities segregated and on deposit for regulatory and other purposes	**(985)**	(297)	486
Securities and other inventory positions owned	**(8,936)**	(14,736)	1,968
Resale agreements, net of repurchase agreements	**(9,467)**	19,504	(18,442)
Securities borrowed, net of securities loaned	**(22,728)**	(25,048)	(6,907)
Other secured borrowings	**(2,923)**	2,700	4,060
Receivables from brokers, dealers and clearing organizations	**1,475**	(1,100)	(320)
Receivables from customers	**(4,432)**	(530)	3,844
Securities and other inventory positions sold but not yet purchased	**23,471**	5,326	17,444
Payables to brokers, dealers and clearing organizations	**(1,362)**	1,280	(1,018)
Payables to customers	**10,158**	10,189	3,646
Accrued liabilities and other payables	**1,094**	1,736	277
Other operating assets and liabilities, net	**(370)**	346	(693)
Net cash provided by (used in) operating activities	**(10,910)**	2,437	6,017
CASH FLOWS FROM FINANCING ACTIVITIES			
Derivative contracts with a financing element	**334**	110	–
Issuance of payments for commercial paper and short-term debt, net	**526**	(38)	(1,623)
Issuance of senior notes	**20,059**	13,193	8,415
Principal payments of senior notes	**(9,828)**	(9,815)	(9,014)
Issuance of subordinated indebtedness	**426**	190	–
Principal payments of subordinated indebtedness	**(992)**	(322)	(715)
Issuance of preferred securities subject to mandatory redemption	**–**	600	–
Issuance of common stock	**108**	57	61
Issuance of preferred stock	**300**	345	–
Purchase of treasury stock	**(2,267)**	(1,508)	(1,510)
Issuance of treasury stock	**551**	260	207
Dividends paid	**(258)**	(178)	(165)
Net cash provided by (used in) financing activities	**8,959**	2,894	(4,344)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, equipment and leasehold improvements, net	**(401)**	(451)	(656)
Proceeds from the sale of 3 World Financial Center, net	**–**	–	152
Business acquisitions, net of cash acquired	**(130)**	(657)	(31)
Net cash used in investing activities	**(531)**	(1,108)	(535)
Net change in cash and cash equivalents	**(2,482)**	4,223	1,138
Cash and cash equivalents, beginning of period	**7,922**	3,699	2,561
Cash and cash equivalents, end of period	**$ 5,440**	$ 7,922	$ 3,699

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (IN MILLIONS):

Interest paid totaled $9,534, $8,654 and $10,686 in 2004, 2003 and 2002, respectively.

Income taxes paid totaled $638, $717 and $436 in 2004, 2003 and 2002, respectively.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of Lehman Brothers Holdings Inc. ("Holdings") and subsidiaries (collectively, the "Company," "Lehman Brothers," "we," "us" or "our"). We are one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. Our worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. We are engaged primarily in providing financial services. The principal U.S., European, and Asian subsidiaries of Holdings are Lehman Brothers Inc. ("LBI"), a registered broker-dealer, Lehman Brothers International (Europe), an authorized investment firm in the United Kingdom and Lehman Brothers Japan, a registered securities company in Japan, respectively. All material intercompany accounts and transactions have been eliminated in consolidation.

The Consolidated Financial Statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management estimates are required in determining the valuation of inventory positions, particularly over-the-counter ("OTC") derivatives, certain high yield positions, private equity and other principal investments, certain non-investment grade retained interests, certain commercial mortgage loans and investments, and certain investments in real estate. Additionally, significant management estimates are required in assessing the realizability of deferred tax assets, the outcome of litigation, determining the allocation of the cost of acquired businesses to identifiable intangible assets and goodwill, and determining the components of the September 11th related recoveries, net and the real estate reconfiguration charges. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Certain prior period amounts reflect reclassifications to conform to the current year's presentation.

Consolidation Accounting Policies

Operating Companies Financial Accounting Standards Board ("FASB") Interpretation No. 46, *"Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,"* ("FIN 46"), which was issued in January 2003 and revised in December 2003 ("FIN 46R"), defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, *"Consolidation of All Majority-Owned Subsidiaries,"* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46R defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we are able to exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

Special Purpose Entities Special purpose entities ("SPEs") are corporations, trusts or partnerships that are established for a limited purpose. SPEs by their nature generally do not provide equity owners with significant voting powers because the SPE documents govern all material decisions. There are two types of SPEs: qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs").

A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our primary involvement with SPEs relates to securitization transactions in which transferred assets, including mortgages, loans, receivables and other assets, are sold to an SPE that qualifies as a QSPE under SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* ("SFAS 140"). Such transferred assets are repackaged into securities (i.e., securitized). In accordance with this guidance, we recognize transfers of financial assets as sales provided control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true sale opinions are required); (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset). In accordance with SFAS 140 we do not consolidate QSPEs. Rather, we recognize only our retained interests in the QSPEs, if any. We account for such retained interests at fair value with changes in fair value reported in earnings. FIN 46R does not alter the accounting for involvement with QSPEs.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., real estate). Such SPEs are referred to as VIEs and we may use them to create securities with a unique risk profile desired by investors and as a means of intermediating financial risk. In the normal course of business, we may establish VIEs, sell assets to VIEs, underwrite, distribute, and make a market in securities issued by VIEs, transact derivatives with VIEs, own securities or residual interests in VIEs, and provide liquidity or other guarantees to VIEs. Under FIN 46R, we are required to consolidate a VIE if we are deemed to be the primary beneficiary of such entity. The primary beneficiary is the party that has either a majority of the expected losses or a majority of the expected residual returns of such entity, as defined. In 2004 we adopted FIN 46R for all VIEs in which we hold a variable interest. The effect of adopting FIN 46R in fiscal 2004 was not material to our financial condition or results of operations.

At November 30, 2004, we owned all the common equity of three Delaware business trusts formed for the purpose of (a) issuing trust securities representing ownership interests in the assets of the trust; (b) investing the gross proceeds of the trust securities in junior subordinated debentures of Holdings; and (c) engaging in activities necessary or incidental thereto. In connection with the adoption of FIN 46R, we were required to deconsolidate the trusts that issued the trust securities. Accordingly, at November 30, 2004, Subordinated indebtedness includes junior subordinated debentures issued to the trusts that at November 30, 2003 and prior year ends were classified as Preferred securities subject to mandatory redemption. Dividends on Preferred securities subject to mandatory redemption, which were presented as Dividends on trust preferred securities in the Consolidated Statement of Income through February 29, 2004, are included in Interest expense subsequent to February 29, 2004.

Revenue Recognition Policies

Principal Transactions Financial instruments classified as Securities and other inventory positions owned and Securities and other inventory positions sold but not yet purchased (both of which are recorded on a trade-date basis) are valued at market or fair value, as appropriate, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. We follow the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *"Brokers and Dealers in Securities,"* (the "Guide") when determining market or fair value for financial instruments. Market value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded or when we hold a substantial block of a particular security and the listed price is not deemed to be readily realizable. In accordance with the Guide, in these instances we determine fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the position held in relation to the liquidity in the market, among other factors. When listed prices or broker quotes are not available, we determine fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. We typically use pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

Investment Banking Underwriting revenues, net of related underwriting expenses, and revenues for merger and acquisition advisory and related services are recognized when services for the transactions are completed. Direct costs associated with advisory services are recorded as non-personnel expenses, net of client reimbursements.

Commissions Commissions primarily include fees from executing and clearing client transactions on stock, options and futures markets worldwide. These fees are recognized on a trade-date basis.

Investment Advisory Fees Investment advisory fees are recorded as earned. Generally, high-net-worth and institutional clients are charged or billed quarterly based on the account's net asset value at the beginning of a quarter. Investment advisory and administrative fees earned from our mutual fund business (the "Funds") are charged monthly to the Funds based on average daily net assets under management. In certain circumstances, we receive incentive fees when the return on assets under management exceeds specified benchmarks. Such incentive fees generally are based on investment performance over a twelve-month period and are not subject to adjustment after the measurement period ends. Accordingly, such incentive fees are recognized when the measurement period ends in Asset management and other in the Consolidated Statement of Income.

Private Equity Incentive Fees We receive incentive fees when the return on certain private equity funds' investments exceeds specified threshold returns. Incentive fees typically are based on investment periods in excess of one year, and future investment underperformance could require amounts previously distributed to us to be returned to the funds. Accordingly, incentive fees are recognized in income when all material contingencies have been substantially resolved.

Interest Revenue/Expense We recognize contractual interest on Securities and other inventory positions owned and Securities and other inventory positions sold but not yet purchased on an accrual basis as a component of Interest and dividends revenue and Interest expense, respectively. Interest flows on derivative transactions are included as part of the mark-to-market valuation of these contracts in Principal transactions and are not recognized as a component of interest revenue or expense. We account for our secured financing activities and short- and long-term borrowings on an accrual basis with related interest recorded as interest revenue or interest expense, as applicable.

Securities and Other Inventory Positions

Financial instruments classified as Securities and other inventory positions owned, including loans, and Securities and other inventory positions sold but not yet purchased are carried at market or fair value, as appropriate, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. Lending commitments also are recorded at fair value, with unrealized gains or losses recognized in Principal transactions in the Consolidated Statement of Income. We account for real estate positions held for sale at the lower of cost or fair value with gains or losses recognized in Principal transactions in the Consolidated Statement of Income. At November 30, 2004 and 2003, all firm-owned securities pledged to counterparties that have the right, by contract or custom, to sell or repledge the securities are classified as Securities and other inventory positions owned (pledged as collateral) as required by SFAS 140.

Derivative Financial Instruments Derivatives are financial instruments whose value is based on an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date. OTC derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net-by-counterparty basis when a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. Cash collateral received is netted on a counterparty basis, provided legal right of offset exists. Derivatives often are referred to as off-balance-sheet instruments because neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities in Derivatives and other contractual agreements, as applicable. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Changes in fair values of derivatives are recorded in Principal transactions in the Consolidated Statement of Income. Market or fair value generally is determined either by quoted market prices (for exchange-traded futures and options) or pricing models (for swaps, forwards and options). Pricing models use a series of market inputs to determine the present value of future cash flows with adjustments, as required, for credit risk and liquidity risk. Credit-related valuation adjustments incorporate historical experience and estimates of expected losses. Additional valuation adjustments may be recorded, as deemed appropriate, for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process.

We follow Emerging Issues Task Force ("EITF") Issue No. 02-03, *"Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved In Energy Trading and Risk Management Activities"* ("EITF 02-03") when marking to market our derivative contracts. Under EITF 02-03, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based on a valuation technique incorporating observable market data. Subsequent to the transaction date, we recognize such valuation adjustments in the period in which the valuation of such instrument becomes observable.

As an end user, we primarily use derivatives to modify the interest rate characteristics of our long-term debt and secured financing activities. We also use equity derivatives to hedge our exposure to equity price risk embedded in certain of our debt obligations and foreign exchange forwards to manage the currency exposure related to our net investment in non-U.S.-dollar functional currency operations (collectively, "End-User Derivative Activities"). The accounting for End-User Derivative Activities is dependent on the nature of the hedging relationship. In certain hedging relationships both the derivative and the hedged item are marked to market through earnings ("fair value hedge"). In many instances, the hedge relationship is fully effective and the mark to market on the derivative and the hedged item offset. Certain derivatives embedded in long-term debt are bifurcated from the debt and marked to market through earnings.

We use fair value hedges primarily to convert a substantial portion of our fixed-rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded in Interest expense in the Consolidated Statement of Income. Gains or losses from revaluing foreign exchange contracts associated with hedging our net investments in non-U.S.-dollar functional currency operations are reported within Accumulated other comprehensive income in Stockholders' equity. Unrealized receivables/payables resulting from the mark to market of end-user derivatives are included in Securities and other inventory positions owned or Securities and other inventory positions sold but not yet purchased.

Private Equity Investments We carry our private equity investments, including our partnership interests, at fair value based on our assessment of each underlying investment. The carrying basis of these investments generally is not increased until an observable market event (e.g., a financing or an initial public offering) occurs to justify an increase in the carrying basis.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

When we act as the lender in a securities lending agreement and we receive securities that can be pledged or sold as collateral, we recognize in the Consolidated Statement of Financial Condition an asset, representing the securities received (Securities received as collateral) and a liability, representing the obligation to return those securities (Obligation to return securities received as collateral).

Secured Financing Activities

Repurchase and Resale Agreements Securities purchased under agreements to resell and Securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We monitor the market value of the underlying positions on a daily basis compared with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient. Securities and other inventory positions owned that are financed under repurchase agreements are carried at market value, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income.

We use interest rate swaps as an end user to modify the interest rate exposure associated with certain fixed-rate resale and repurchase agreements. We adjust the carrying value of these secured financing transactions that have been designated as the hedged item.

Securities Borrowed and Loaned Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is our policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Other Secured Borrowings Other secured borrowings principally reflects non-recourse financing, and is recorded at contractual amounts plus accrued interest.

Long-Lived Assets

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 15 years. Internal use software that qualifies for capitalization under AICPA Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* is capitalized and subsequently amortized over the estimated useful life of the software, generally three years, with a maximum of seven years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Equity-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* ("SFAS 123") established financial accounting and reporting standards for equity-based employee and non-employee compensation. SFAS 123 permits companies to account for equity-based employee compensation using the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* ("APB 25"), or using the fair-value method prescribed by SFAS 123. Through November 30, 2003, we followed APB 25 and its related interpretations to account for equity-based employee compensation. Accordingly, no compensation expense was recognized for stock option awards because the exercise price equaled or exceeded the market value of our common stock on the grant date. Compensation expense for restricted stock units with future service requirements was recognized over the relevant service periods.

Beginning in 2004, we adopted the fair-value method of accounting for equity-based employee awards using the prospective transition method permitted by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). Under this method of transition, compensation expense is recognized based on the fair value of stock options and restricted stock units granted for 2004 and future years over the related service period. Stock options granted for the years ended November 30, 2003 and before continue to be accounted for under APB 25. The adoption of SFAS 123 did not have a material effect on our results of operations or financial condition. See Accounting Developments below for a discussion of SFAS No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123R"), which the FASB issued in December 2004.

The following table illustrates the effect on net income and earnings per share for the year ended November 30, 2004, 2003 and 2002 if the fair-value-based retroactive method prescribed by SFAS 123 had been applied to all awards granted prior to fiscal year 2004.

EQUITY BASED COMPENSATION–PRO FORMA NET INCOME AND EARNINGS PER SHARE

IN MILLIONS, EXCEPT PER SHARE DATA YEAR ENDED NOVEMBER 30	**2004**	2003	2002
Net income, as reported	**$2,369**	$1,699	$ 975
Add: stock-based employee compensation expense included in reported net income, net of related tax effect	**464**	362	330
Deduct: stock-based employee compensation expense determined under the fair-value-based method for all awards, net of related tax effect	**(623)**	(534)	(475)
Pro forma net income	**$2,210**	$1,527	$ 830
Earnings per share:			
Basic, as reported	**$ 8.36**	$ 6.71	$ 3.69
Basic, pro forma	**$ 7.78**	$ 6.01	$ 3.10
Diluted, as reported	**$ 7.90**	$ 6.35	$ 3.47
Diluted, pro forma	**$ 7.42**	$ 5.77	$ 2.95

We used the Black-Scholes option-pricing model to quantify the pro forma effects on net income and earnings per share of the fair value of the stock options granted and outstanding during 2004, 2003 and 2002. Based on the results of the model, the weighted-average fair values of the stock options granted were $19.26, $22.02 and $19.07 for 2004, 2003 and 2002, respectively. The weighted-average assumptions used for 2004, 2003 and 2002 were as follows:

WEIGHTED AVERAGE BLACK-SCHOLES ASSUMPTIONS

YEAR ENDED NOVEMBER 30	2004	2003	2002
Risk-free interest rate	**3.04%**	3.10%	3.26%
Expected volatility	**28.09%**	35.00%	35.00%
Dividends per share	**$0.64**	$0.48	$0.36
Expected life	**3.7 years**	4.6 years	5.3 years

The decline in the weighted-average fair value price of stock options granted in 2004 compared with 2003 resulted from declines in the weighted average expected life of options awarded in 2004 and expected volatility. The weighted average expected life of options awarded in 2004 declined due to a lower number of 10-year options awarded relative to 5-year options. The expected volatility declined due to lower volatility in our stock over the historical and future periods we use to estimate volatility.

Earnings per Common Share

We compute earnings per common share ("EPS") in accordance with SFAS No. 128, *"Earnings per Share."* Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities. See Notes 13 and 15 to the Consolidated Financial Statements for additional information about earnings per share.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes,"* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated other comprehensive income, a component of Stockholders' equity. Gains or losses resulting from foreign currency transactions are included in the Consolidated Statement of Income.

Accounting Developments

In January 2003, the FASB issued FIN 46. In December 2003, the FASB revised FIN 46 ("FIN 46R"). We have adopted FIN 46R for all variable interest entities in which we hold a variable interest. The effect of adopting FIN 46R in fiscal 2004 was not material to our financial condition or results of operations. See Note 9 to the Consolidated Financial Statements for additional information about the effect of adopting FIN 46R on certain Delaware business trusts formed for the purpose of issuing trust securities.

In May 2004 the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"* ("FSP No. FAS 106-2"), which provides guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. We adopted FSP No. FAS 106-2 in our 2004 fourth quarter. Adoption did not have a material effect on our financial condition or results of operations.

In December 2004 the FASB issued SFAS 123R. We must adopt SFAS 123R by our 2005 fourth quarter. SFAS 123R requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period during which employees are required to provide service. SFAS 123R also clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. For periods before the required effective date, companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123. Under the modified prospective transition method we expect to apply, compensation cost is recognized after the date of adoption for the portion of outstanding awards granted prior to the adoption of SFAS 123 for which service has not yet been rendered. We do not expect adoption of SFAS 123R will have a negative effect on our results of operations and financial condition, and expect to adopt SFAS 123R in our 2005 fourth quarter.

In December 2004 the FASB issued an FSP regarding the accounting implications of the American Jobs Creation Act of 2004 (the "Act") related to the one-time tax benefit for the repatriation of foreign earnings. The FSP is effective for financial statements for periods ended after October 22, 2004. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned outside the U.S. by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains about how to interpret numerous provisions in the Act. We are reviewing the Act to determine the implications of repatriating, out of our accumulated non-U.S. retained earnings pool, a portion of such earnings that we currently do not consider to be permanently reinvested in certain foreign subsidiaries. We expect the tax benefits associated with any amount repatriated would not be material to our results of operations or financial condition.

NOTE 2 SECURITIES AND OTHER INVENTORY POSITIONS

Securities and other inventory positions owned and Securities and other inventory positions sold but not yet purchased were comprised of the following:

SECURITIES AND OTHER INVENTORY POSITIONS

IN MILLIONS NOVEMBER 30	Owned		Sold But Not Yet Purchased	
	2004	2003	**2004**	2003
Mortgages, mortgage-backed and real estate inventory positions	**$ 43,831**	$ 38,957	**$ 246**	$ 101
Government and agencies	**29,829**	31,666	**46,697**	44,150
Derivatives and other contractual agreements	**17,459**	15,766	**15,242**	11,440
Corporate debt and other	**24,948**	20,069	**10,988**	5,791
Corporate equities	**26,772**	22,889	**23,019**	10,935
Certificates of deposit and other money market instruments	**1,629**	4,287	**89**	59
	$144,468	$133,634	**$ 96,281**	$72,476

At November 30, 2004 and 2003, Securities and other inventory positions owned included approximately $10.7 billion and $8.7 billion, respectively, of real estate held for sale. Our net investment position after giving effect to non-recourse financing was $4.1 billion and $2.9 billion at November 30, 2004 and 2003, respectively.

NOTE 3 DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, we enter into derivative transactions both in a trading capacity and as an end-user. Our derivative activities (both trading and end-user) are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivative Activities"). As an end-user, we primarily enter into interest rate swap and option contracts to adjust the interest rate nature of our funding sources from fixed to floating rates and to change the index on which floating interest rates are based (e.g., Prime to LIBOR).

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities, including the possibility a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading and market-making activities in cash instruments, as part of our firmwide risk management policies.

We record derivative contracts at fair value with realized and unrealized gains and losses recognized in Principal transactions in the Consolidated Statement of Income. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. We offer equity, fixed income and foreign exchange derivative products to customers. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

The following table presents the fair value of derivatives at November 30, 2004 and 2003. Assets included in the table represent unrealized gains, net of unrealized losses for situations in which we have a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of assets/liabilities related to derivative contracts at November 30, 2004 and 2003 represents our net receivable/payable for derivative financial instruments before consideration of securities collateral. Included within the $17.5 billion fair value of assets at November 30, 2004 was $3.4 billion related to exchange-traded option and warrant contracts. Included within the $15.8 billion fair value of assets at November 30, 2003 was $2.2 billion related to exchange-traded option and warrant contracts.

FAIR VALUE OF DERIVATIVES AND OTHER CONTRACTUAL AGREEMENTS

IN MILLIONS NOVEMBER 30	2004[1]		2003[1]	
	Assets	**Liabilities**	Assets	Liabilities
Interest rate, currency and credit default swaps and options (including caps, collars and floors)	**$ 7,927**	**$ 6,664**	$ 7,602	$ 5,614
Foreign exchange forward contracts and options	**2,155**	**2,494**	1,807	1,982
Other fixed income securities contracts (including TBAs and forwards)	**1,633**	**275**	1,264	750
Equity contracts (including equity swaps, warrants and options)	**5,744**	**5,809**	5,093	3,094
	$17,459	**$15,242**	$15,766	$11,440

[1] Amounts do not include receivables or payables related to exchange-traded futures contracts.

The primary difference in risks between OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains, net of collateral, from various counterparties for the duration of the contract. With respect to OTC contracts, we view our net credit exposure to be $11.3 billion and $9.5 billion at November 30, 2004 and 2003, respectively, representing the fair value of OTC contracts in an unrealized gain position, after consideration of collateral. Counterparties to our OTC derivative products primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities.

Presented below is an analysis of net credit exposure at November 30, 2004 for OTC contracts based on actual ratings made by external rating agencies or by equivalent ratings established and used by our Credit Risk Management Department.

NET CREDIT EXPOSURE

COUNTERPARTY RISK RATING	S&P/Moody's Equivalent	Less than 1 Year	1-5 Years	5-10 Years	Greater than 10 Years	Total 2004	Total 2003
iAAA	AAA/Aaa	6%	3%	3%	3%	**15%**	15%
iAA	AA/Aa	16	6	7	8	**37**	30
iA	A/A	11	6	4	10	**31**	34
iBBB	BBB/Baa	3	3	2	4	**12**	18
iBB	BB/Ba	1	1	1	1	**4**	2
iB or lower	B/B1 or lower	1	–	–	–	**1**	1
		38%	19%	17%	26%	**100%**	100%

We also are subject to credit risk related to exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on exchanges. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for credit losses from exchange-traded products is limited.

Concentrations of Credit Risk

A substantial portion of our securities transactions are collateralized and are executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. Our exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to us.

Securities and other inventory positions owned include U.S. government and agency securities and securities issued by non-U.S. governments, which in the aggregate, represented 8% of total assets at November 30, 2004. In addition, collateral held for resale agreements represented approximately 27% of total assets at November 30, 2004, and primarily consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. Our most significant industry concentration is financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of business.

NOTE 4 SECURITIZATIONS AND OTHER OFF-BALANCE-SHEET ARRANGEMENTS

We are a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, we use SPEs primarily for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The majority of our involvement with SPEs relates to securitization transactions meeting the SFAS 140 definition of a QSPE. Based on the guidance in SFAS 140, we do not consolidate such QSPEs. We derecognize financial assets transferred in securitizations, provided we have relinquished control over such assets. We may retain an interest in the financial assets we securitize ("retained interests"), which may include assets in the form of residual interests in the SPEs established to facilitate the securitization. Retained interests are included in Securities and other inventory positions owned (primarily Mortgages and mortgage-backed) in the Consolidated Statement of Financial Condition. For further information regarding the accounting for securitization transactions, refer to Note 1, Summary of Significant Accounting Policies—Consolidation Accounting Policies.

During 2004 and 2003, we securitized approximately $139.4 billion and $146.1 billion of financial assets, including $120.5 billion and $125.7 billion of residential mortgages, $8.3 billion and $9.7 billion of commercial mortgages and $10.6 billion and $10.7 billion of municipal and other-asset-backed financial instruments, respectively. We originate residential and commercial loans as an extension of our securitization activities. In this regard we originated approximately $65.1 billion of residential mortgage loans in 2004. At November 30, 2004 and 2003, we had approximately $0.9 and $1.0 billion, respectively, of non-investment grade retained interests from our securitization activities (primarily junior security interests in securitizations). We record inventory positions held prior to securitization, including residential and commercial loans, at fair value, as well as any retained interests post-securitization. Mark-to-market gains or losses are recorded in Principal transactions in the Consolidated Statement of Income. Fair value is determined based on listed market prices, if available. When market prices are not available, fair value is determined based on valuation pricing models that take into account relevant factors such as discount, credit and prepayment assumptions, and also considers comparisons to similar market transactions.

The table below presents the financial assets securitized together with cash flows received from securitization trusts for the years ended November 30, 2004 and 2003 and the fair value of retained interests, the key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in the valuation assumptions at November 30, 2004 and 2003.

SECURITIZATION ACTIVITY

DOLLARS IN MILLIONS NOVEMBER 30	**2004** Residential Mortgages	Commercial Mortgages	Municipal and Other Asset-Backed	2003 Residential Mortgages	Commercial Mortgages	Municipal and Other Asset-Backed
Financial assets securitized						
(year ended November 30)	**$120,491**	**$8,349**	**$10,568**	$125,671	$9,655	$10,738
Retained interests	**$ 464**	**$ 94**	**$ 302**	$ 574	$ 228	$ 239
Weighted-average life (years)	**5**	**1**	**7**	4	1	7
Annual prepayment rate (CPR)[1]	**8–90**	**0**	**0–12**	5–90	0–15	0–12
Credit loss assumption	**0.5–9%**	**0–1.2%**	**1–4%**	0.5–7%	2–27%	3–12%
Weighted-average discount rate	**24%**	**15%**	**3%**	21%	17%	3%
Prepayment speed:						
Effect of 10% adverse change	**$ 4**	**$ –**	**$ –**	$ 2	$ –	$ –
Effect of 20% adverse change	**$ 11**	**$ –**	**$ –**	$ 5	$ –	$ –
Assumed credit losses:						
Effect of 10% adverse change	**$ 13**	**$ –**	**$ 7**	$ 21	$ 6	$ 9
Effect of 20% adverse change	**$ 28**	**$ 4**	**$ 14**	$ 40	$ 6	$ 18
Discount rate:						
Effect of 10% adverse change	**$ 16**	**$ 2**	**$ 26**	$ 25	$ –	$ 23
Effect of 20% adverse change	**$ 28**	**$ 3**	**$ 52**	$ 49	$ –	$ 45
Cash flows received from securitization trusts						
(year ended November 30)						
Purchases of delinquent loans	**$ –**	**$ –**	**$ –**	$ 155	$ –	$ –
Cash flows received on retained interests	**$ 172**	**$ 8**	**$ 165**	$ 214	$ 11	$ 111

[1] Constant prepayment rate.

The sensitivity analysis is hypothetical and should be used with caution because the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. In addition, these results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP); in reality, changes in one factor often result in changes in another factor (for example, changes in discount rates will often affect expected prepayment speeds). Further, changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Non-QSPE activities Substantially all of our securitization activities are transacted through QSPEs, including residential and commercial mortgage securitizations. However, we also are actively involved with SPEs that do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., real estate). Our involvement with such SPEs includes collateralized debt obligations ("CDOs"), credit-linked notes and other structured financing transactions designed to meet customers' investing or financing needs.

A CDO transaction involves the purchase by an SPE of a diversified portfolio of securities and/or loans that are then managed by an independent asset manager. Interests in the SPE (debt and equity) are sold to third party investors. Our primary role is limited to acting as structuring and placement agent, warehouse provider, underwriter and market maker in the related CDO securities. In a typical CDO, at the direction of a third party asset manager, we temporarily will warehouse securities or loans on our balance sheet pending the sale to the SPE once the permanent financing is completed in the capital markets. At November 30, 2004, we owned approximately $114 million of equity securities in CDOs. Because our investments do not represent a majority of any CDO equity class, we are not deemed the primary beneficiary of the CDOs and therefore we do not consolidate such SPEs.

We are a dealer in credit default swaps and, as such, we make a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. One of the mechanisms we use to mitigate credit risk is to enter into default swaps with SPEs, in which we purchase default protection. In these transactions, the SPE issues credit-linked notes to investors and uses the proceeds to invest in high quality collateral. We pay a premium to the SPE for assuming credit risk under the default swap. Third-party investors in these SPEs are subject to default risk associated with the referenced obligations under the default swap as well as the credit risk of the assets held by the SPE. Our maximum loss associated with our involvement with such credit-linked note transactions is the fair value of our credit default swaps with such SPEs, which amount to $110 million and $229 million at November 30, 2004 and 2003, respectively. In addition, our default swaps are secured by the value of the underlying investment-grade collateral held by the SPEs which was $4.4 billion and $6.6 billion at November 30, 2004 and 2003, respectively. Because the results of our expected loss calculations generally demonstrate the investors in the SPE bear a majority of the entity's expected losses (because the investors assume default risk associated with both the reference portfolio and the SPE's assets), we generally are not deemed to be the primary beneficiary of these transactions and therefore do not consolidate such SPEs. However, in certain credit default transactions, generally when we participate in the fixed interest rate risk associated with the underlying collateral through an interest rate swap, we are deemed to be the primary beneficiary of such transaction and therefore have consolidated the SPEs. At November 30, 2004 we consolidated approximately $0.7 billion of such credit default transactions.

We also invest in real estate directly, through controlled subsidiaries and through variable interest entities. We consolidate our investments in variable interest entities when we are deemed to be the primary beneficiary. See Note 2 to the Consolidated Financial Statements for a discussion of our real estate related investments.

In addition, we enter into other transactions with SPEs designed to meet customers' investment and/or funding needs. See Note 11 to the Consolidated Financial Statements for additional information about these transactions and SPE-related commitments.

NOTE 5 SECURITIES PLEDGED AS COLLATERAL

We enter into secured borrowing and lending transactions to finance inventory positions, obtain securities for settlement and meet customers' needs. We receive collateral in connection with resale agreements, securities borrowed transactions, borrow/pledge transactions, customer margin loans and certain other loans. We generally are permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. We carry secured financing agreements on a net basis when permitted under the provisions of FASB Interpretation No. 41, *"Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements"* ("FIN 41").

At November 30, 2004 and 2003, the fair value of securities received as collateral and securities and other inventory positions owned that have not been sold, repledged or otherwise encumbered totaled approximately $90 billion and $67 billion, respectively. At November 30, 2004 and 2003, the gross fair value of securities received as collateral that we were permitted to sell or repledge was approximately $524 billion and $413 billion, respectively. Of this collateral, approximately $487 billion and $385 billion at November 30, 2004 and 2003, respectively, has been sold or repledged, generally as collateral under repurchase agreements or to cover Securities and other inventory positions sold but not yet purchased. Included in the $487 billion and $385 billion at November 30, 2004 and 2003, respectively, were pledged securities, primarily fixed income, having a market value of approximately $91 billion and $56 billion, respectively, as collateral for securities borrowed having a market value of approximately $90 billion and $55 billion, respectively.

We also pledge our own assets, primarily to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as Securities and other inventory positions owned, pledged as collateral, in the Consolidated Statement of Financial Condition as required by SFAS 140.

The carrying value of Securities and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $47 billion at both November 30, 2004 and 2003.

NOTE 6 BUSINESS COMBINATIONS

In October 2003, we acquired Neuberger Berman Inc. and its subsidiaries ("Neuberger") by means of a merger into a wholly-owned subsidiary of Holdings. The results of Neuberger's operations are included in the Consolidated Financial Statements since that date. Neuberger is an investment advisory company that engages in wealth management services including private asset management, tax and financial planning, and personal and institutional trust services, mutual funds, institutional management and alternative investments, and professional securities services.

We purchased Neuberger for a net purchase price of approximately $2.5 billion, including cash consideration and incidental costs of $682 million, equity consideration of $2.1 billion (including 32.3 million shares of common stock, 0.3 million shares of restricted common stock and 3.5 million vested stock options) and excluding net cash and short-term investments acquired of $276 million. We also issued approximately 0.5 million shares of restricted common stock valued at $42 million, which is subject to future service requirements and is being amortized over the applicable service periods. See Note 16 to the Consolidated Financial Statements for additional information about our incentive plans. The value of freely-tradable common shares issued used to record the transaction was determined based on the average closing market price of our common shares from October 27, 2003 through October 31, 2003. Certain common shares issued subject to sale restrictions extending through 2011 were valued at a weighted average discount to market value of approximately 25%, based on an independent third-party valuation. The vested stock options issued were valued using the Black-Scholes option-pricing model and had a weighted-average life of approximately seven years and a weighted-average exercise price of $60.10.

The following table summarizes the fair values of the Neuberger assets acquired and liabilities assumed at October 31, 2003, the date of acquisition.

FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

IN MILLIONS OCTOBER 31, 2003	Assets		Liabilities
Cash, receivables and financial instruments	$2,717	Liabilities and financial instruments	$2,469
Fixed and other assets	212	Deferred tax liability	420
Amortizable intangible assets	431	Long-term debt	181
Indefinite-life intangible assets	520	Total liabilities assumed	3,070
Goodwill	1,945	Gross purchase price	2,755
	$5,825		$5,825

The $431 million of acquired amortizable intangible assets are being amortized over a weighted-average useful life of approximately 16 years. The amortizable intangible assets include computer software with an initial cost of $29 million (five-year weighted-average useful life) and customer lists with an initial cost of $402 million (17 year weighted-average useful life). Indefinite-life intangible assets consist of the Neuberger Berman trade name and mutual fund customer-related intangibles. The $1.9 billion of goodwill was assigned to the Investment Management business segment.

During 2003, we also acquired two originators and servicers of residential loans, a diversified private equity fund investment manager, and a fixed income asset management business for an aggregate total cost of $172 million, which was paid in cash and notes. Goodwill recognized in those transactions totaled $113 million and is expected to be deductible for tax purposes. Goodwill assigned to the Capital Markets and Investment Management business segments totaled $19 million and $94 million, respectively.

During 2004, we acquired three mortgage origination platforms for an aggregate cost of $184 million. Identifiable intangible assets and goodwill recognized in these transactions totaled $27 million and $34 million, respectively, and are expected to be fully deductible for tax purposes. Goodwill was assigned to the Capital Markets business segment. These acquisitions completed early in 2004 have been included in substantially all of our 2004 results and were not material to our 2003 results.

The following table sets forth unaudited pro forma combined operating results for the years ended November 30, 2003 and 2002 as if the 2003 acquisitions discussed above had been completed at the beginning of 2003 and 2002. These pro forma amounts do not consider any anticipated revenue or expense saving synergies. In addition, the Neuberger acquisition occurred at October 31, 2003 when Neuberger assets under management totaled approximately $68 billion while assets under management at the beginning of 2003 totaled $56 billion.

PRO FORMA CONSOLIDATED STATEMENT OF INCOME INFORMATION

IN MILLIONS, EXCEPT PER SHARE DATA YEAR ENDED NOVEMBER 30	2003	2002
Net revenues	$9,383	$6,981
Net income	1,722	1,014
Basic earnings per share	6.24	3.64
Diluted earnings per share	5.93	3.44

NOTE 7 IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

Aggregate amortization expense for the years ended November 30, 2004, 2003 and 2002 was $47 million, $11 million, and $5 million, respectively. Estimated amortization expense for each of the years ending November 30, 2005 through 2009 is approximately $40 million.

IDENTIFIABLE INTANGIBLE ASSETS

IN MILLIONS NOVEMBER 30	2004 Gross Carrying Amount	2004 Accumulated Amortization	2003 Gross Carrying Amount	2003 Accumulated Amortization
Amortizable intangible assets:				
Customer lists	**$490**	**$ 47**	$448	$ 11
Other	**96**	**34**	100	23
	$586	**$ 81**	$548	$ 34
Intangible assets not subject to amortization:				
Mutual fund customer-related intangibles	**$395**		$395	
Trade name	**125**		125	
	$520		$520	

The changes in the carrying amount of goodwill for the years ended November 30, 2004 and 2003, are as follows:

GOODWILL

IN MILLIONS	Capital Markets	Investment Management	Total
Balance (net) at November 30, 2002	$ 135	$ 25	$ 160
Goodwill acquired	19	2,348	2,367
Balance (net) at November 30, 2003	154	2,373	2,527
Goodwill acquired	34	41	75
Goodwill disposed	(23)	–	(23)
Recognition of acquired tax benefit	(13)	–	(13)
Neuberger final purchase price valuation adjustment	–	(307)	(307)
Balance (net) at November 30, 2004	$ 152	$2,107	$2,259

During 2004 we finalized the purchase price valuation and allocation of our October 31, 2003 acquisition of Neuberger, based on an independent third-party study. As a result, we reduced the valuation of the purchase price by approximately $307 million related to certain securities we issued that were restricted from resale for periods extending through 2011. The initial allocation of the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed did not change.

NOTE 8 SHORT-TERM FINANCINGS

We obtain short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of repurchase agreements and securities loaned agreements, which are primarily collateralized by government, government agency and equity securities. The unsecured financing is generally obtained through short-term debt and the issuance of commercial paper.

Short-term financings consists of the following:

SHORT-TERM FINANCINGS

IN MILLIONS NOVEMBER 30	2004	2003
Commercial paper	**$1,670**	$1,559
Other short-term debt	**1,187**	772
	$2,857	$2,331

At November 30, 2004 and 2003, the weighted-average interest rates for short-term financings, including commercial paper, were 2.0% and 1.2%, respectively.

NOTE 9 LONG-TERM DEBT

Long-term debt consists of the following:

LONG-TERM DEBT

IN MILLIONS	U.S. Dollar		Non-U.S. Dollar		Total	
NOVEMBER 30	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	2004	2003
SENIOR NOTES						
Maturing in fiscal 2004	$ –	$ –	$ –	$ –	**$ –**	$ 7,418
Maturing in fiscal 2005	1,869	3,367	342	1,444	**7,022**	7,343
Maturing in fiscal 2006	3,164	5,565	993	2,574	**12,296**	6,584
Maturing in fiscal 2007	1,489	2,025	1,853	1,371	**6,738**	4,655
Maturing in fiscal 2008	3,536	676	121	1,494	**5,827**	5,550
Maturing in fiscal 2009	1,627	1,096	440	2,676	**5,839**	1,913
December 1, 2009 and thereafter	6,690	1,969	3,132	4,048	**15,839**	7,840
Senior Notes	18,375	14,698	6,881	13,607	**53,561**	41,303
SUBORDINATED INDEBTEDNESS						
Maturing in fiscal 2004	–	–	–	–	**–**	226
Maturing in fiscal 2005	96	–	3	–	**99**	105
Maturing in fiscal 2006	323	–	–	–	**323**	331
Maturing in fiscal 2007	321	–	11	–	**332**	344
Maturing in fiscal 2008	637	86	–	–	**723**	772
Maturing in fiscal 2009	–	–	–	–	**–**	–
December 1, 2009 and thereafter	1,332	116	–	–	**1,448**	448
Subordinated Indebtedness	2,709	202	14	–	**2,925**	2,226
	$21,084	$14,900	$6,895	$13,607	**$56,486**	$43,529

At November 30, 2004, $92 million of outstanding long-term debt is repayable at par value prior to maturity at the option of the holder. These obligations are reflected in the above table as maturing at their put dates, which range from fiscal 2005 to fiscal 2007, rather than at their contractual maturities, which range from fiscal 2005 to fiscal 2021. In addition, $5.7 billion of long-term debt is redeemable prior to maturity at our option under various terms and conditions. These obligations are reflected in the above table at their contractual maturity dates.

Extendible debt structures totaling approximately $4.0 billion are shown in the above table at their earliest maturity dates in fiscal 2006 and 2007. Such debt is automatically extended unless debt holders instruct us to redeem their debt at least one year prior to the earliest maturity date.

At November 30, 2004, our U.S. dollar and non-U.S. dollar debt portfolios included approximately $6.0 billion and $7.7 billion, respectively, of debt for which the interest rates and/or redemption values are linked to the performance of various indices, including industry baskets of stocks, commodities or events. Generally, such notes are issued as floating rate notes or the interest rates on such index notes are effectively converted to floating rates based primarily on LIBOR through the use of interest rate, currency and equity swaps.

End-User Derivative Activities

We use a variety of derivative products including interest rate, currency and equity swaps as an end user to modify the interest rate characteristics of our long-term debt portfolio. We use interest rate swaps to convert a substantial portion of our fixed rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In addition, we use cross-currency swaps to hedge our exposure to foreign currency risk arising from our non-U.S. dollar debt obligations, after consideration of non-U.S. dollar assets that are funded with long-term debt obligations in the same currency. In certain instances, we may use two or more derivative contracts to manage the interest rate nature and/or currency exposure of an individual long-term debt issuance.

At November 30, 2004 and 2003, the notional amounts of interest rate, currency and equity swaps related to long-term debt obligations were approximately $68.2 billion and $57.6 billion, respectively. In addition, end-user derivative activities resulted in the following changes to the mix of fixed and floating rate debt and effective weighted-average interest rates:

EFFECTIVE WEIGHTED-AVERAGE INTEREST RATES OF LONG-TERM DEBT

	Long-Term Debt		Weighted-Average[1]	
DOLLARS IN MILLIONS	Before End-User Activities	After End-User Activities	Contractual Interest Rate	Effective Rate After End-User Activities
NOVEMBER 30, 2004				
U.S. dollar obligations:				
Fixed rate	**$21,084**	**$ 712**		
Floating rate	**14,900**	**41,095**		
Total U.S. dollar obligations	**35,984**	**41,807**	**4.77%**	**2.68%**
Non-U.S. dollar obligations	**20,502**	**14,679**		
	$56,486	**$56,486**	**4.07%**	**2.59%**
NOVEMBER 30, 2003				
U.S. dollar obligations:				
Fixed rate	$19,052	$ 305		
Floating rate	9,934	34,600		
Total U.S. dollar obligations	28,986	34,905	4.73%	1.71%
Non-U.S. dollar obligations	14,543	8,624		
	$43,529	$43,529	4.20%	1.86%

[1] Weighted-average interest rates were calculated using non-U.S.-dollar interest rates, when applicable.

In March 2002, we issued $575 million of floating rate convertible notes. The notes had a variable interest rate of three-month LIBOR minus 90 basis points per annum (subject to adjustment in certain events). We redeemed all the notes for cash in April 2004. As a result of the Neuberger merger, on October 31, 2003 we assumed all obligations under an aggregate of $166 million of zero-coupon convertible notes due May 4, 2021. We redeemed substantially all the notes for cash in May 2004.

Credit Facilities

We maintain a revolving credit agreement (the "Credit Agreement") with a syndicate of banks under which the banks have committed to provide up to $1.5 billion through April 2007. The Credit Agreement contains covenants that require, among other things, that we maintain a specified level of tangible net worth. We also maintain a $1.0 billion multi-currency unsecured committed revolving credit facility with a syndicate of banks for Lehman Brothers Bankhaus AG (LBBAG) (the "Facility"). The Facility has a term of three and a half years expiring on April 26, 2008. There were no borrowings outstanding under either the Credit Agreement or the Facility at November 30, 2004, although drawings have been made under both and repaid from time to time during the year. We have maintained compliance with the material covenants under these credit agreements at all times.

Junior Subordinated Debentures

At November 30, 2004, we owned all the common equity of three Delaware business trusts that had issued an aggregate liquidation value of $1.0 billion of preferred securities. The trusts were formed for the purpose of (a) issuing trust securities representing ownership interests in the assets of the trust; (b) investing the gross proceeds of the trust securities in junior subordinated debentures of Holdings; and (c) engaging in activities necessary or incidental thereto. The preferred securities are fully and unconditionally guaranteed by Holdings, based on its combined obligations under a guarantee, a trust agreement and a junior subordinated debt indenture.

We adopted FIN 46R effective February 29, 2004, which required us to deconsolidate the trusts that issued the preferred securities. Accordingly, at November 30, 2004, Subordinated indebtedness includes junior subordinated debentures issued to the trusts that at November 30, 2003 and prior year ends was classified as Preferred securities subject to mandatory redemption. Dividends on Preferred securities subject to mandatory redemption, which were presented as Dividends on trust preferred securities in the Consolidated Statement of Income through February 29, 2004, are included in Interest expense subsequent to February 29, 2004.

Junior subordinated debentures are comprised of the following issues:

JUNIOR SUBORDINATED DEBENTURES

IN MILLIONS NOVEMBER 30	**2004**	2003
Lehman Brothers Holdings Capital Trust I	**$ –**	$ 325
Lehman Brothers Holdings Capital Trust II	**–**	385
Lehman Brothers Holdings Capital Trust III	**300**	300
Lehman Brothers Holdings Capital Trust IV	**300**	300
Lehman Brothers Holdings Capital Trust V	**400**	–
	$1,000	$1,310

The following table summarizes the financial structure of trusts with outstanding securities at November 30, 2004:

TRUSTS WITH OUTSTANDING SECURITIES

NOVEMBER 30	Holdings Capital Trust III	Holdings Capital Trust IV	Holdings Capital Trust V
TRUST SECURITIES			
Issuance date	March 2003	October 2003	April 2004
Preferred securities issued	12,000,000 Series K	12,000,000 Series L	16,000,000 Series M
Liquidation preference per security	$ 25	$ 25	$ 25
Liquidation value (in millions)	$300	$300	$400
Coupon rate	6.38%	6.38%	6.00%
Mandatory redemption date	March 15, 2052	October 31, 2052	April 22, 2053
Redeemable by issuer on or after	March 15, 2008	October 31, 2008	April 22, 2009
JUNIOR SUBORDINATED DEBENTURES			
Principal amount outstanding (in millions)	$300	$300	$400
Coupon rate	6.38%	6.38%	6.00%
Maturity date	March 15, 2052	October 31, 2052	April 22, 2053
Redeemable by issuer on or after	March 15, 2008	October 31, 2008	April 22, 2009

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

All financial instruments classified as Securities and other inventory positions owned, Securities received as collateral, Securities and other inventory positions sold but not yet purchased, and Obligation to return securities received as collateral are carried at fair value (see Note 1).

Assets and liabilities carried at contractual amounts that approximate market or fair value include Cash and cash equivalents, Cash and securities segregated and on deposit for regulatory and other purposes, receivables, certain other assets, Commercial paper and short-term debt and payables. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

Long-term debt is carried at historical amounts, unless designated as the hedged item in a fair value hedge. We carry such hedged debt on a modified mark-to-market basis, which amount could differ from fair value as a result of changes in our credit worthiness. The following table presents the fair value of long-term debt. The fair value of long-term debt was estimated using either quoted market prices or discounted cash flow analyses based on our current borrowing rates for similar types of borrowing arrangements.

We carry secured financing activities, including Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings, at their original contract amounts plus accrued interest. Because the majority of such financing activities are short-term in nature, carrying values approximate fair value. At November 30, 2004 and 2003 we had $301.6 billion and $274.6 billion, respectively, of such secured financing activities. As with long-term debt, secured financing activities expose us to interest rate risk.

At November 30, 2004 and 2003 we used derivative financial instruments with an aggregate notional amount of $7.3 billion and $8.1 billion, respectively, to modify the interest rate characteristics of certain of our secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 3.0 years and 4.5 years at November 30, 2004 and 2003, respectively. At November 30, 2004 and 2003 the carrying values of these secured financing activities, which are designated as the hedged instrument in fair value hedges, approximated their fair values. Additionally, we had approximately $31 million at both November 30, 2004 and 2003 of unrecognized losses related to approximately $398 million and $1.1 billion, respectively, of long-term fixed rate repurchase agreements.

FAIR VALUE OF LONG-TERM DEBT

IN MILLIONS NOVEMBER 30	**2004**	2003
Carrying value of long-term debt	**$56,486**	$43,529
Fair value of long-term debt	**56,927**	43,961
Unrecognized net loss on long-term debt	**$ (441)**	$ (432)

NOTE 11 COMMITMENTS AND CONTINGENCIES

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees. In all instances, we mark to market these commitments and guarantees with changes in fair value recognized in Principal transactions in the Consolidated Statement of Income.

Lending-Related Commitments

Through our high grade and high yield sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. In addition, through our mortgage banking platforms we make commitments to extend mortgage loans. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade.

The following table summarizes lending-related commitments at November 30, 2004:

LENDING-RELATED COMMITMENTS

IN MILLIONS NOVEMBER 30, 2004	Total Contractual Amount	Amount of Commitment Expiration per Period 2005	2006	2007-2008	2009-2010	2011 and Later
High grade[1]	$ 10,677	$ 4,189	$ 928	$ 2,417	$ 3,143	$ –
High yield[2]	4,438	933	361	1,103	746	1,295
Mortgage commitments	12,835	12,593	32	202	3	5
Investment grade contingent acquisition facilities	1,475	1,475	–	–	–	–
Non-investment grade contingent acquisition facilities	4,244	4,244	–	–	–	–
Secured lending transactions, including forward starting resale and repurchase agreements	105,879	102,187	1,554	832	220	1,086

[1] We view our net credit exposure for high grade commitments, after consideration of hedges, to be $4.1 billion.

[2] We view our net credit exposure for high yield commitments, after consideration of hedges, to be $3.5 billion.

High grade and high yield We had commitments to investment grade borrowers of $10.7 billion ($4.1 billion after consideration of credit risk hedges) and $8.1 billion ($3.0 billion after consideration of credit risk hedges) at November 30, 2004 and 2003, respectively. We had commitments to non-investment grade borrowers of $4.4 billion ($3.5 billion after consideration of credit risk hedges) and $2.9 billion ($2.6 billion after consideration of credit risk hedges) at November 30, 2004 and 2003, respectively.

Mortgage commitments At November 30, 2004 and 2003 we had outstanding mortgage commitments of approximately $12.8 billion and $5.9 billion, respectively, including $10.9 billion and $5.0 billion of residential mortgages and $1.9 billion and $0.9 billion of commercial mortgages. These commitments require us to originate mortgage loans at the option of a borrower generally within 90 days at fixed interest rates. We sell mortgage loans, once originated, primarily through securitization. During 2004 we originated ourselves or sourced through our origination channels approximately $65.1 billion of residential mortgage loans. We substantially mitigate interest rate risk on these loan commitments consistent with our global risk management policies. See Note 4 to the Consolidated Financial Statements for additional information about our securitization activities.

Contingent acquisition facilities We provided contingent commitments to investment-grade counterparties related to acquisition financing of approximately $1.5 billion at November 30, 2004. No such commitments were outstanding at November 30, 2003. In addition, we provided contingent commitments to non-investment-grade counterparties related to acquisition financing of approximately $4.2 billion and $2.5 billion at November 30, 2004 and 2003, respectively. Our expectation is, and our past practice has been, to distribute through loan syndications to investors substantially all the credit risk associated with these loans, if closed, consistent with our credit facilitation framework. We do not believe these commitments are necessarily indicative of our actual risk because the borrower may not complete a contemplated acquisition or, if the borrower completes the acquisition, often will raise funds in the capital markets instead of drawing on our commitment. Additionally, the borrower's ability to draw generally is subject to there being no material adverse change in either market conditions or the borrower's financial condition, among other factors. These commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing.

Secured lending transactions In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $5.3 billion and $5.0 billion at November 30, 2004 and 2003, respectively. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2004, we had commitments to enter into forward starting, secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $55.0 billion and $45.6 billion, respectively, compared with $65.2 billion and $30.0 billion, respectively, at November 30, 2003.

Other Commitments and Guarantees

The following table summarizes other commitments and guarantees at November 30, 2004:

OTHER COMMITMENTS AND GUARANTEES

IN MILLIONS NOVEMBER 30, 2004	Notional/ Maximum Payout	Amount of Commitment Expiration per Period				
		2005	2006	2007-2008	2009-2010	2011 and Later
Derivative contracts	$470,641	$ 71,629	$ 65,219	$ 85,240	$ 63,087	$185,466
Municipal-securities-related commitments	7,179	4,679	3	24	47	2,426
Other commitments with special purpose entities	5,261	2,404	278	738	701	1,140
Standby letters of credit	1,703	1,703	–	–	–	–
Private equity and other principal investment commitments	695	206	190	256	43	–

Derivative contracts In accordance with FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Under this guidance, derivative contracts are considered to be guarantees if such contract requires us to make payments to a counterparty based on changes in an underlying instrument or index (e.g., security prices, interest rates, and currency rates) and include written credit default swaps, written put options, written foreign exchange options and written interest rate caps and floors. Derivative contracts are not considered guarantees if such contracts are cash settled and we have no basis to determine whether it is probable the derivative counterparty held the related underlying instrument at the inception of the contract. Accordingly, if these conditions are met, we have not included such derivatives in our guarantee disclosures. At November 30, 2004 and 2003, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $471 billion and $322 billion, respectively. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At November 30, 2004 and 2003, the fair value of such derivative contracts approximated $9.0 billion and $8.9 billion, respectively. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our global risk management policies. We record derivative contracts, including those considered to be guarantees, at fair value with related gains and losses recognized in Principal transactions in the Consolidated Statement of Income.

Municipal-securities-related commitments At November 30, 2004 and 2003, we had liquidity commitments to QSPEs of approximately $7.2 billion and $5.1 billion, respectively, related to trust certificates issued to investors backed by investment grade municipal securities. We believe our liquidity commitments to these trusts involve a low level of risk because our obligations generally expire within one year, are supported by investment grade securities and generally cease if the underlying assets are downgraded below investment grade or default. In certain instances, we also provide credit default protection to investors in such QSPEs, which approximated $0.4 billion and $1.7 billion at November 30, 2004 and 2003, respectively.

Other commitments with SPEs In addition to the municipal-securities-related commitments, we made certain liquidity commitments and guarantees associated with other VIEs. We provided liquidity of approximately $1.0 billion and $0.7 billion at November 30, 2004 and 2003, respectively, to commercial paper conduits in support of certain clients' secured financing transactions. Our maximum loss associated with such commitments is $1.0 billion and $0.7 billion at November 30, 2004 and 2003, respectively. However, we believe our actual risk to be limited because our liquidity commitments are supported by overcollateralization with investment grade collateral.

In addition, we provide certain limited downside protection guarantees to investors in VIEs. In such instances, we provide investors a guaranteed return of their initial principal investment. Our maximum loss under such commitments was approximately $2.9 billion and $1.8 billion at November 30, 2004 and 2003, respectively. We believe our actual exposure to be significantly less than the maximum exposure because our obligations are collateralized by the VIEs' assets and contain significant constraints under which such downside protection will be available (e.g., the VIE is required to liquidate assets in the event certain loss levels are triggered).

We also provided a $1.4 billion guarantee of collateral in a multi-seller conduit backed by short-term commercial paper assets. This commitment is intended to provide us with access to contingent liquidity of $1.4 billion in the event we have greater than anticipated draws under our lending commitments.

Standby letters of credit At November 30, 2004 and 2003, we were contingently liable for $1.7 billion and $0.9 billion, respectively, of letters of credit primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

Private equity and other principal investments At November 30, 2004 and 2003, we had private equity commitments of approximately $675 million and $382 million, respectively. In addition, we were committed to invest up to $20 million and $170 million in energy-related principal investments at November 30, 2004 and 2003, respectively.

Other In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote. In connection with certain asset sales and securitization transactions, we often make representations and warranties about the assets conforming to specified guidelines. If it is later determined the underlying assets fail to conform to the specified guidelines, we may have an obligation to repurchase the assets or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by third parties, we seek to obtain appropriate representations and warranties from these third parties on acquisition of such assets.

Securities and other inventory positions sold but not yet purchased represent our obligations to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent on the price at which the underlying financial instrument is purchased to settle our obligation under the sale commitment.

In the normal course of business, we are exposed to credit and market risk as a result of executing, financing and settling various customer security and commodity transactions. These risks arise from the potential that customers or counterparties may fail to satisfy their obligations and the collateral obtained is insufficient. In such instances, we may be required to purchase or sell financial instruments at unfavorable market prices. We seek to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

Certain of our subsidiaries, as general partners, are contingently liable for the obligations of certain public and private limited partnerships. In our opinion, contingent liabilities, if any, for the obligations of such partnerships will not, in the aggregate, have a material adverse effect on our consolidated financial condition or results of operations.

Litigation

In the normal course of business we have been named a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all significant cases pending against us, and we intend to defend vigorously each such case. Based on information currently available and established reserves, we believe the eventual outcome of the actions against us will not, in the aggregate, have a material adverse effect on our consolidated financial condition or cash flows, but may be material to our operating results for any particular period, depending on the level of income for such period.

During 2004, we entered into a settlement with our insurance carriers relating to certain legal proceedings noticed to the carriers and initially occurring prior to January 2003. Under the terms of the settlement, the insurance carriers will pay us $280 million. The proceeds of the settlement will be used in resolving these legal proceedings as and if they occur. Also during 2004, we entered into a Memorandum of Understanding to settle the *In re Enron Corporation Securities Litigation* class action lawsuit. This $223 million settlement is subject to final court approval. The settlement with our insurance carriers and the settlement under the Memorandum of Understanding did not result in a net gain or loss in our Consolidated Statement of Income.

Lease Commitments

We lease office space and equipment throughout the world. Total rent expense for 2004, 2003 and 2002 was $135 million, $136 million and $148 million, respectively. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $102 million) and future commitments under a capital lease that expires in September 2033 are as follows:

MINIMUM FUTURE RENTAL COMMITMENTS UNDER OPERATING AND CAPITAL LEASE AGREEMENTS

IN MILLIONS	Operating Leases	Capital Lease
Fiscal 2005	$ 178	$ 54
Fiscal 2006	175	60
Fiscal 2007	165	60
Fiscal 2008	158	65
Fiscal 2009	152	89
December 1, 2009 and thereafter	912	2,572
Total minimum lease payments	$ 1,740	2,900
Less: Amount representing interest		(1,715)
Present value of future minimum capital lease payments		$ 1,185

Included in the previous table are operating lease commitments of approximately $173 million associated with properties that have been or will be vacated resulting primarily from the consolidation of certain foreign offices. See Note 19 to the Consolidated Financial Statements for additional information about the real estate reconfiguration charges.

NOTE 12 PREFERRED STOCK

Holdings is authorized to issue a total of 38,000,000 shares of preferred stock. At November 30, 2004, Holdings had 848,000 shares issued and outstanding under various series as described below. All preferred stock has a dividend preference over Holdings' common stock in the paying of dividends and a preference in the liquidation of assets.

Series C

On May 11, 1998, Holdings issued 5,000,000 Depositary Shares, each representing 1/10th of a share of 5.94% Cumulative Preferred Stock, Series C ("Series C Preferred Stock"), $1.00 par value. The shares of Series C Preferred Stock have a redemption price of $500 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series C Preferred Stock beginning on May 31, 2008. The $250 million redemption value of the shares outstanding at November 30, 2004 is classified in the Consolidated Statement of Financial Condition as a component of Preferred stock.

Series D

On July 21, 1998, Holdings issued 4,000,000 Depositary Shares, each representing 1/100th of a share of 5.67% Cumulative Preferred Stock, Series D ("Series D Preferred Stock"), $1.00 par value. The shares of Series D Preferred Stock have a redemption price of $5,000 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series D Preferred Stock beginning on August 31, 2008. The $200 million redemption value of the shares outstanding at November 30, 2004 is classified in the Consolidated Statement of Financial Condition as a component of Preferred stock.

Series E

On March 28, 2000, Holdings issued 5,000,000 Depositary Shares, each representing 1/100th of a share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series E ("Series E Preferred Stock"), $1.00 par value. The initial cumulative dividend rate on the Series E Preferred Stock is 7.115% per annum through May 31, 2005; thereafter the rate will be the higher of either the three-month U.S. Treasury Bill rate, the 10-year Treasury constant maturity rate or the 30-year U.S. Treasury constant maturity rate, in each case plus 1.15%, but in any event not less than 7.615% nor greater than 13.615%. The shares of Series E Preferred Stock have a redemption price of $5,000 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series E Preferred Stock beginning on May 31, 2005. The $250 million redemption value of the shares outstanding at November 30, 2004 is classified in the Consolidated Statement of Financial Condition as a component of Preferred stock.

Series F

On August 20, 2003, Holdings issued 13,800,000 Depositary Shares, each representing 1/100th of a share of 6.50% Cumulative Preferred Stock, Series F ("Series F Preferred Stock"), $1.00 par value. The shares of Series F Preferred Stock have a redemption price of $2,500 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series F Preferred Stock beginning on August 31, 2008. The $345 million redemption value of the shares outstanding at November 30, 2004 is classified in the Consolidated Statement of Financial Condition as a component of Preferred stock.

Series G

On January 30, 2004 and August 16, 2004 Holdings issued 5,200,000 and 6,800,000, respectively, Depositary Shares, each representing 1/100th of a share of Holdings' Floating Rate Cumulative Preferred Stock, Series G ("Series G Preferred Stock"), $1.00 par value, for a total of $130 million and $170 million, respectively. Dividends on the Series G Preferred Stock are payable at a floating rate per annum of one-month LIBOR plus 0.75%, with a floor of 3.0% per annum. The Series G Preferred Stock has a redemption price of $2,500 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series G Preferred Stock beginning on February 15, 2009. The $300 million redemption value of the shares outstanding at November 30, 2004 is classified in the Consolidated Statement of Financial Condition as a component of Preferred stock.

The Series C, D, E, F and G Preferred Stock have no voting rights except as provided below or as otherwise from time to time required by law. If dividends payable on any of the Series C, D, E, F or G Preferred Stock or on any other equally-ranked series of preferred stock have not been paid for six or more quarters, whether or not consecutive, the authorized number of directors of the Company will automatically be increased by two. The holders of the Series C, D, E, F or G Preferred Stock will have the right, with holders of any other equally-ranked series of preferred stock that have similar voting rights and on which dividends likewise have not been paid, voting together as a class, to elect two directors to fill such newly-created directorships until the dividends in arrears are paid.

Redeemable Voting

In 1994, Holdings issued the Redeemable Voting Preferred Stock to American Express and Nippon Life for $1,000. The holders of the Redeemable Voting Preferred Stock were entitled to receive annual dividends through May 31, 2002, in an amount equal to 50% of the amount, if any, by which our net income for each year exceeded $400 million, up to a maximum of $50 million per year ($25 million on a pro-rated basis, for the last dividend period, which ran from December 1, 2001 to May 31, 2002). For the year ended November 30, 2002, our net income resulted in the recognition of dividends of $25 million on the Redeemable Voting Preferred Stock. On the final dividend payment date, July 15, 2002, Holdings redeemed all of the Redeemable Voting Preferred Stock, for a total of $1,000.

NOTE 13 COMMON STOCK

Dividends declared per common share were $0.64, $0.48 and $0.36 in 2004, 2003 and 2002, respectively. During the years ended November 30, 2004, 2003 and 2002, we repurchased or acquired shares of our common stock at an aggregate cost of approximately $2.3 billion, $1.5 billion, and $1.5 billion, respectively. These shares were acquired in the open market and from employees who tendered mature shares to pay for the exercise cost of stock options or for statutory tax withholding obligations on RSU issuances or option exercises.

Changes in the number of shares of common stock outstanding are as follows:

COMMON STOCK

NOVEMBER 30	**2004**	2003	2002
Shares outstanding, beginning of period	**266,679,056**	231,131,043	237,534,091
Exercise of stock options and other share issuances	**18,474,422**	11,538,125	10,455,954
Shares issued to the RSU Trust	**18,000,000**	14,000,000	9,300,000
Shares issued in connection with the Neuberger acquisition	**–**	33,130,804	–
Treasury stock purchases	**(28,994,067)**	(23,120,916)	(26,159,002)
Shares outstanding, end of period	**274,159,411**	266,679,056	231,131,043

In 1997, we established an irrevocable grantor trust (the "RSU Trust") to provide common stock voting rights to employees who hold outstanding restricted stock units ("RSUs") and to encourage employees to think and act like owners. In 2004, 2003 and 2002, we transferred 18.0 million, 14.0 million and 9.3 million treasury shares, respectively, into the RSU Trust. At November 30, 2004, approximately 38.9 million shares were held in the RSU Trust with a total value of approximately $1.4 billion. These shares are valued at weighted-average grant prices. Shares transferred to the RSU Trust do not affect the total number of shares used in the calculation of basic and diluted earnings per common share because we include amortized RSUs in the calculations. Accordingly, the RSU Trust has no effect on total equity, net income or earnings per share.

NOTE 14 CAPITAL REQUIREMENTS

We operate globally through a network of subsidiaries, with several subject to regulatory requirements. In the United States, LBI and Neuberger Berman, LLC ("NBLLC"), as registered broker-dealers, are subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires these companies to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2004, LBI and NBLLC had regulatory net capital, as defined, of $2.4 billion and $196 million, respectively, which exceeded the minimum requirement by $2.2 billion and $178 million, respectively.

Lehman Brothers International (Europe) ("LBIE"), a United Kingdom registered broker-dealer and subsidiary of Holdings, is subject to the capital requirements of the Financial Services Authority ("FSA") of the United Kingdom. Financial resources, as defined, must exceed the total financial resources requirement of the FSA. At November 30, 2004, LBIE's financial resources of approximately $4.7 billion exceeded the minimum requirement by approximately $1.3 billion. Lehman Brothers Japan Inc.'s Tokyo branch, a regulated broker-dealer, is subject to the capital requirements of the Financial Services Agency and, at November 30, 2004, had net capital of approximately $708 million, which was approximately $261 million in excess of the specified levels required. Lehman Brothers Bank, FSB (the "Bank"), our thrift subsidiary, is regulated by the Office of Thrift Supervision ("OTS"). The Bank exceeds all regulatory capital requirements and is considered well capitalized by the OTS. Certain other non-U.S. subsidiaries are subject to various securities, commodities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. At November 30, 2004, these other subsidiaries were in compliance with their applicable local capital adequacy requirements. In addition, our "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2004, LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

The regulatory rules referred to above, and certain covenants contained in various debt agreements, may restrict Holdings' ability to withdraw capital from its regulated subsidiaries, which in turn could limit its ability to pay dividends to shareholders. At November 30, 2004, approximately $6.0 billion of net assets of subsidiaries were restricted as to the payment of dividends to Holdings.

NOTE 15 EARNINGS PER COMMON SHARE

Earnings per common share was calculated as follows:

EARNINGS PER COMMON SHARE

IN MILLIONS, EXCEPT PER SHARE DATA YEAR ENDED NOVEMBER 30	2004	2003	2002
NUMERATOR:			
Net income	**$2,369**	$1,699	$ 975
Preferred stock dividends	**72**	50	69
Numerator for basic earnings per share—net income applicable to common stock	**$2,297**	$1,649	$ 906
DENOMINATOR:			
Denominator for basic earnings per share—weighted-average common shares	**274.7**	245.7	245.4
Effect of dilutive securities:			
Employee stock options	**13.8**	12.2	12.4
Restricted stock units	**2.2**	2.0	3.4
Dilutive potential common shares	**16.0**	14.2	15.8
Denominator for diluted earnings per share—weighted-average common and dilutive potential common shares[1]	**290.7**	259.9	261.2
Basic earnings per share	**$ 8.36**	$ 6.71	$ 3.69
Diluted earnings per share	**$ 7.90**	$ 6.35	$ 3.47
[1] Anti-dilutive options and restricted stock units excluded from the calculations of diluted earnings per share	2.0	8.0	10.0

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (the "ESPP") allowed employees to purchase Common Stock at a 15% discount from market value, with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of Common Stock authorized for purchase by eligible employees was 12.0 million. At November 30, 2004 and 2003, 6.3 million shares and 6.1 million shares, respectively, of Common Stock had cumulatively been purchased by eligible employees through the ESPP. On June 30, 2004, the ESPP expired following the completion of its 10-year term as approved by shareholders.

1994 Management Ownership Plan

The Lehman Brothers Holdings Inc. 1994 Management Ownership Plan (the "1994 Plan") provides for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. A total of 33.3 million shares of Common Stock may be granted under the 1994 Plan. At November 30, 2004, RSU, PSU and stock option awards with respect to 33.1 million shares of Common Stock have been made under the 1994 Plan, of which 3.1 million are outstanding and 30.0 million have been converted to freely transferable Common Stock. On May 31, 2004 the 1994 Plan expired following the completion of its 10-year term.

1996 Management Ownership Plan

The 1996 Management Ownership Plan (the "1996 Plan"), under which awards similar to those of the 1994 Plan may be granted, provides for up to 42.0 million shares of Common Stock to be subject to awards. At November 30, 2004, RSU, PSU and stock option awards with respect to 38.2 million shares of Common Stock have been made under the 1996 Plan of which 14.9 million are outstanding and 23.3 million have been converted to freely transferable Common Stock.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Board of Directors to issue up to 246.0 million shares of Common Stock that may be subject to awards. At November 30, 2004 awards with respect to 220.2 million shares of Common Stock have been made under the EIP of which 115.3 million are outstanding and 104.9 million have been converted to freely transferable Common Stock.

1999 Long Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of Common Stock that may be issued under the LTIP may not exceed 7.7 million. At November 30, 2004, awards with respect to approximately 6.7 million shares of Common Stock have been made under the LTIP, of which approximately 5.2 million restricted shares, RSUs and stock options are outstanding and 1.5 million have been converted to freely transferable Common Stock.

1999 Directors Stock Incentive Plan

The 1999 Neuberger Berman Inc. Directors Stock Incentive Plan (the "DSIP") provided for the grant of stock options or restricted stock to non-employee members of Neuberger's board of directors. Non-employee directors could elect to exchange a portion of their annual cash retainer paid by Neuberger for services rendered as a director for restricted stock. At November 30, 2004, awards with respect to approximately 62,000 shares have been made under the DSIP of which approximately 52,000 stock option awards are outstanding and approximately 10,000 have been converted to freely transferable Common Stock. We do not intend to grant additional awards from the DSIP.

Wealth Accumulation Plan

The Neuberger Berman Inc. Wealth Accumulation Plan (the "WAP") provides that on an annual basis, employees who receive commissions and other direct pay and those eligible for a bonus may elect to defer a portion of their compensation. In each case, up to 20% of total compensation may be deferred with a maximum deferral of up to $500,000, provided that employees who receive an annual bonus may, in any event, defer no more than the full amount of the bonus. Amounts deferred by employees are used to acquire, on a pretax basis, the Common Stock at a 25% discount from market value. Any stock so acquired is restricted with respect to transfer or sale and vests three years after the grant date. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. At November 30, 2004, awards with respect to approximately 155,000 shares of Common Stock have been made under the WAP of which approximately 74,000 shares are outstanding and approximately 81,000 have been converted to freely transferable Common Stock. We do not intend to allow further deferrals under the WAP and the WAP will terminate on the last day on which any restricted stock outstanding under the WAP becomes vested.

Restricted Stock Units

Eligible employees receive RSUs, in lieu of cash, as a portion of their total compensation. There is no further cost to employees associated with the RSU awards. We measure compensation cost for RSUs based on the market value of our Common Stock at the grant date for awards granted prior to 2004 and based on the market value of our Common Stock at the grant date less a discount for sale restriction subsequent to the vesting date for awards granted in 2004. We amortize this amount to expense over the applicable service periods. RSU awards made to employees have various vesting provisions and generally convert to unrestricted freely transferable Common Stock five years from the grant date. We accrue a dividend equivalent on each RSU outstanding (in the form of additional RSUs), based on dividends declared on our Common Stock.

The following table summarizes RSUs outstanding under stock-based incentive plans:

RESTRICTED STOCK UNITS

	2004	2003	2002
Balance, beginning of year	**64,343,313**	69,338,068	76,457,071
Granted	**14,899,012**	14,796,772[1]	9,178,667
Canceled	**(1,276,002)**	(1,447,319)	(1,750,479)
Exchanged for stock without restrictions	**(13,723,930)**	(18,344,208)	(14,547,191)
Balance, end of year	**64,242,393**	64,343,313	69,338,068
Shares held in RSU Trust	**(38,861,068)**	(33,408,893)	(36,641,395)
RSUs outstanding, net of shares held in RSU trust	**25,381,325**	30,934,420	32,696,673

[1] Includes approximately 1.7 million RSUs granted in 2003 related to our acquisition of Neuberger. See Note 6 to the Consolidated Financial Statements for additional information about the Neuberger acquisition.

We have repurchased approximately 40 million shares to offset the future delivery requirements associated with the above RSUs. These shares either were transferred to the RSU Trust or are held as Treasury stock. Of the RSUs outstanding at November 30, 2004, approximately 39.9 million were amortized and included in basic and diluted earnings per share, approximately 9.7 million will be amortized during 2005, and the remainder will be amortized subsequent to November 30, 2005. See Note 13 to the Consolidated Financial Statements for additional information.

Included in the previous table are PSUs we awarded to certain senior officers. The number of PSUs that may be earned is dependent on achieving certain performance levels within predetermined performance periods. During the performance period, these PSUs are accounted for as variable awards. At the end of a performance period, any PSUs earned will convert one-for-one to RSUs that then vest in three or more years. At November 30, 2004, approximately 11.2 million PSUs had been awarded, of which 6.4 million remained outstanding, subject to vesting and transfer restrictions. The compensation cost for the RSUs payable in satisfaction of PSUs is accrued over the combined performance and vesting periods.

Stock Options

The following table summarizes stock option activity for the years ended November 30, 2004, 2003 and 2002:

STOCK OPTION ACTIVITY

	Options	Weighted-Average Exercise Price	Expiration Dates
Balance, November 30, 2001	68,394,214	$37.53	1/02–11/11
Granted	26,211,500	$54.94	
Exercised	(9,652,041)	$25.02	
Canceled	(1,413,181)	$43.20	
Balance, November 30, 2002	83,540,492	$44.21	11/03–11/12
Granted[1]	15,536,462	$66.98	
Exercised[1]	(10,595,469)	$28.08	
Canceled[1]	(1,734,835)	$46.63	
Balance, November 30, 2003	86,746,650	$50.21	12/03–11/13
Granted	5,423,596	$80.74	
Exercised	(17,167,352)	$36.36	
Canceled	(1,459,299)	$56.48	
Balance, November 30, 2004	73,543,595	$55.57	12/04–11/14

[1] Includes approximately 4.3 million stock options granted, 0.3 million stock options exercised, and 0.1 million stock options canceled in 2003 related to our acquisition of Neuberger. See Note 6 to the Consolidated Financial Statements for additional information about the Neuberger acquisition.

The exercise price for all stock options awarded has been equal to the market price of Common Stock on the day of grant. The table below provides further details related to stock options outstanding at November 30, 2004.

STOCK OPTIONS

RANGE OF EXERCISE PRICES	Options Outstanding			Options Exercisable		
	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Number Exercisable	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
$20.00–$29.99	2,845,822	$21.25	3.55	2,845,822	$21.25	3.55
$30.00–$39.99	7,518,750	$33.95	2.30	5,643,750	$34.72	2.81
$40.00–$49.99	11,588,963	$47.79	5.63	4,958,395	$47.65	4.75
$50.00–$59.99	25,667,146	$53.83	6.46	15,610,023	$54.08	6.90
$60.00–$69.99	9,320,831	$63.54	5.36	3,570,042	$63.80	5.82
$70.00–$79.99	12,748,059	$71.59	6.98	1,398,461	$72.97	6.06
$80.00–$89.99	3,853,578	$85.73	6.31	329,982	$85.15	6.17
$90.00–$99.99	446	$90.58	5.33	446	$90.58	5.33
	73,543,595	$55.57	5.73	34,356,921	$49.33	5.49

Restricted Stock

In connection with the 2003 Neuberger acquisition, we issued approximately 806,000 shares of restricted Common Stock to replace outstanding shares of Neuberger restricted Common Stock awarded under the LTIP and the WAP. Approximately 315,000 shares of our restricted Common Stock with an approximate value of $20 million were vested and included in the acquisition price and approximately 491,000 shares of our restricted Common Stock with an approximate value of $42 million were subject to future service and are being amortized over the applicable service periods. At November 30, 2004, approximately 248,000 shares subject to future service with an approximate value of $21 million remain to be amortized. In addition, during 2004, we awarded approximately 224,000 shares of our restricted Common Stock under the LTIP.

The following table summarizes restricted stock activity for the year ended November 30, 2004:

RESTRICTED STOCK

	2004
Balance, beginning of year	805,587
Granted	223,889
Canceled	(27,325)
Exchanged for stock without restrictions	(231,305)
Balance, end of year	770,846

Total compensation cost recognized during 2004, 2003 and 2002 for stock-based awards was approximately $800 million, $625 million and $570 million, respectively.

NOTE 17 EMPLOYEE BENEFIT PLANS

We provide both funded and unfunded noncontributory defined benefit pension plans for the majority of our employees worldwide. In addition, we provide certain other postretirement benefits, primarily health care and life insurance, to eligible employees. We use a November 30 measurement date for the majority of our plans. The following tables summarize these plans:

DEFINED BENEFIT PLANS

IN MILLIONS	Pension Benefits				Postretirement Benefits	
	U.S.		Non-U.S.			
NOVEMBER 30	**2004**	2003	**2004**	2003	**2004**	2003
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	**$819**	$669	**$278**	$248	**$ 77**	$ 68
Service cost	**33**	20	**6**	7	**2**	2
Interest cost	**50**	44	**16**	15	**4**	5
Plan amendment	**11**	5	**–**	–	**–**	–
Actuarial loss (gain)	**59**	104	**51**	(13)	**(9)**	8
Benefits paid	**(25)**	(23)	**(6)**	(5)	**(5)**	(6)
Foreign currency exchange rate changes	**–**	–	**32**	26	**–**	–
Benefit obligation at end of year	**947**	819	**377**	278	**69**	77
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	**825**	629	**294**	238	**–**	–
Actual return on plan assets, net of expenses	**72**	70	**24**	31	**–**	–
Employer contribution	**15**	150	**13**	4	**–**	–
Benefits paid	**(25)**	(24)	**(6)**	(5)	**–**	–
Foreign currency exchange rate changes	**–**	–	**32**	26	**–**	–
Fair value of plan assets at end of year	**887**	825	**357**	294	**–**	–
Funded (underfunded) status	**(60)**	6	**(20)**	16	**(69)**	(77)
Unrecognized net actuarial loss (gain)	**473**	450	**152**	98	**(3)**	5
Unrecognized prior service cost (benefit)	**29**	20	**1**	2	**(3)**	(3)
Prepaid (accrued) benefit cost	**$442**	$476	**$133**	$116	**$(75)**	$(75)
Accumulated benefit obligation–funded plans	**$848**	$745	**$360**	$269	**–**	–
Accumulated benefit obligation–U.S. unfunded plan	**57**[1]	37[1]	**–**	–	**–**	–

[1] We have an unfunded supplemental retirement plan for which a liability is recognized in the Consolidated Statement of Financial Condition.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT NOVEMBER 30						
Discount rate	**5.90%**	6.15%	**5.21%**	5.57%	**5.90%**	6.15%
Rate of compensation increase	**4.90%**	4.90%	**4.28%**	4.31%	**–**	–

COMPONENTS OF NET PERIODIC COST

IN MILLIONS YEAR ENDED NOVEMBER 30	Pension Benefits								
	U.S. Pensions			Non-U.S.			Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$34**	$21	$17	**$ 6**	$ 7	$ 7	**$ 2**	$ 2	$ 1
Interest cost	**50**	44	42	**16**	15	12	**4**	5	4
Expected return on plan assets	**(69)**	(52)	(58)	**(22)**	(21)	(14)	**-**	–	–
Amortization of net actuarial loss (gain)	**31**	27	12	**7**	–	6	**-**	(1)	(1)
Amortization of prior service cost	**3**	2	1	**1**	2	1	**(1)**	–	–
Net periodic cost	**$49**	$42	$14	**$ 8**	$ 3	$12	**$ 5**	$ 6	$ 4
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC COST FOR THE YEARS ENDED NOVEMBER 30									
Discount rate	**6.15%**	6.75%	7.25%	**5.21%**	5.57%	5.60%	**6.15%**	6.75%	7.25%
Expected return on plan assets	**8.50%**	8.50%	9.00%	**6.94%**	7.31%	8.71%	**-**	–	–
Rate of compensation increase	**4.90%**	4.90%	5.00%	**4.28%**	4.31%	3.82%	**-**	–	–

Return on Plan Assets

U.S. and non-U.S. plans Establishing the expected rate of return on pension assets requires judgment. We consider the following factors in determining this assumption:

- ☐ The types of investment classes in which pension plan assets are invested and the expected compounded return we can reasonably expect the portfolio to earn over appropriate time periods. The expected return reflects forward-looking economic assumptions.
- ☐ The investment returns we can reasonably expect our active investment management program to achieve in excess of the returns expected if investments were made strictly in indexed funds.
- ☐ Investment related expenses.

We review the expected long-term rate of return annually and revise it as appropriate. Also, we periodically commission detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries. These studies project stated future returns on plan assets. The studies performed in the past support the reasonableness of our assumptions based on the targeted allocation investment classes and market conditions at the time the assumptions were established.

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

U.S. plan Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of our pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The cash position at November 30, 2003 was higher than normal due to a significant contribution near year end that subsequently was invested in both equity and fixed income securities in December 2003. The plan does not have a dedicated allocation to Lehman Brothers common stock, although the plan may hold a minimal investment in Lehman Brothers common stock as a result of investment decisions made by various investment managers.

Non-U.S. plans Non-U.S. pension plan assets are invested with several investment managers across a range of different asset classes. The strategic target of plan asset allocation is approximately 75% equities, 20% fixed income and 5% real estate.

Weighted-average plan asset allocations were as follows:

NOVEMBER 30	U.S. Plans		Non-U.S. Plans	
	2004	2003	**2004**	2003
Equity securities	**64%**	53%	**74%**	74%
Fixed income securities	**27**	23	**21**	21
Real estate	**2**	2	**5**	5
Cash	**7**	22	**-**	–
	100%	100%	**100%**	100%

Expected Contributions for the Fiscal Year Ending November 30, 2005

We expect to contribute approximately $6.5 million to our non-U.S. pension plans in the fiscal year ending November 30, 2005. We do not expect it to be necessary to contribute to our U.S. pension plans in the fiscal year ending November 30, 2005.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

IN MILLIONS	Pension		Postretirement
	U.S.	Non-U.S.	
Fiscal 2005	$ 26	$ 4	$ 5
Fiscal 2006	29	4	5
Fiscal 2007	31	4	4
Fiscal 2008	34	5	4
Fiscal 2009	36	5	4
Fiscal 2010–2014	$218	$ 35	$ 23

Post Retirement Benefits

Assumed health care cost trend rates were as follows:

NOVEMBER 30	**2004**	2003
Health care cost trend rate assumed for next year	**10%**	11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5%**	5%
Year the rate reaches the ultimate trend rate	**2010**	2010

Assumed health care cost trend rates affect the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

IN MILLIONS	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total service and interest cost components in 2004	$ –	$ –
Effect on postretirement benefit obligation at November 30, 2004	$ 1	$(1)

NOTE 18 INCOME TAXES

We file a consolidated U.S. federal income tax return reflecting the income of Holdings and its subsidiaries. The provision for income taxes consists of the following:

PROVISION FOR INCOME TAXES

IN MILLIONS YEAR ENDED NOVEMBER 30	**2004**	2003	2002
Current:			
Federal	**$ 471**	$ 410	$ 371
State	**143**	153	208
Foreign	**585**	368	459
	1,199	931	1,038
Deferred:			
Federal	**3**	64	(462)
State	**39**	(44)	(166)
Foreign	**(116)**	(186)	(42)
	(74)	(166)	(670)
Provision for income taxes	**$1,125**	$ 765	$ 368

Income before taxes included $733 million, $652 million and $406 million that also was subject to income taxes of foreign jurisdictions for 2004, 2003 and 2002, respectively.

The income tax provision differs from that computed by using the statutory federal income tax rate for the reasons shown below:

RECONCILIATION OF PROVISION FOR INCOME TAXES TO FEDERAL INCOME TAXES AT STATUTORY RATE

IN MILLIONS YEAR ENDED NOVEMBER 30	**2004**	2003	2002
Federal income taxes at statutory rate	**$1,231**	$ 888	$ 490
State and local taxes	**119**	71	27
Tax-exempt income	**(135)**	(122)	(180)
Foreign operations	**(66)**	(7)	53
Other, net	**(24)**	(65)	(22)
Provision for income taxes	**$1,125**	$ 765	$ 368

The provision for income taxes resulted in effective tax rates of 32.0%, 30.2% and 26.3% for 2004, 2003 and 2002, respectively. The increases in the effective tax rates in 2004 compared with 2003 and 2003 compared with 2002 were primarily due to a higher level of pre-tax income, which reduced the effect of permanent differences.

Income tax benefits of approximately $468 million, $543 million and $347 million in 2004, 2003 and 2002, respectively, were allocated to Additional paid-in capital related to various employee compensation plans. In addition, we recorded $2 million, $1 million, and $1 million of income tax benefits from the translation of foreign currencies, which was recorded directly in Accumulated other comprehensive income, for the years 2004, 2003 and 2002, respectively.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Financial Statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

At November 30, 2004 and 2003 deferred tax assets and liabilities consisted of the following:

DEFERRED TAX ASSETS AND LIABILITIES

IN MILLIONS NOVEMBER 30	**2004**	2003
Deferred tax assets:		
Liabilities and other accruals not currently deductible	**$ 567**	$ 838
Deferred compensation	**962**	1,032
Unrealized trading activity	**351**	463
Foreign tax credits including carryforwards	**321**	212
Foreign operations (net of associated tax credits)	**289**	(16)
Net operating loss carryforwards	**37**	88
Other	**241**	204
Total deferred tax assets	**2,768**	2,821
Less: valuation allowance	**(5)**	(25)
Total deferred tax assets, net of valuation allowance	**2,763**	2,796
Deferred tax liabilities:		
Excess tax over financial depreciation, net	**(52)**	(18)
Acquired intangibles	**(407)**	(420)
Pension and retirement costs	**(163)**	(172)
Other	**(54)**	(16)
Total deferred tax liabilities	**(676)**	(626)
Net deferred tax assets	**$2,087**	$2,170

The net deferred tax assets are included in Other assets in the Consolidated Statement of Financial Condition.

We permanently reinvested earnings in certain foreign subsidiaries. At November 30, 2004, $580 million of accumulated earnings were permanently reinvested. At current tax rates, additional federal income taxes (net of available tax credits) of $212 million would become payable if such income were to be repatriated. The American Jobs Creation Act of 2004 (the "Act") includes certain incentives with respect to the repatriation of foreign earnings. We are reviewing the Act to determine the implications of repatriating, out of our accumulated non-U.S. earnings pool, a portion of such earnings that we do not consider to be permanently reinvested in certain foreign subsidiaries. We expect the tax benefits associated with any amount repatriated would not be material to our results of operations or financial condition.

The foreign tax credit carryforwards include $104 million that will expire in 2013; the limitation period has not begun for the remaining balance. At November 30, 2004, we had approximately $106 million of federal NOL carryforwards that are subject to separate company limitations. Substantially all of these net operating loss carryforwards begin to expire in 2023.

The $20 million reduction in the deferred tax asset valuation allowance reflects the recognition of temporary differences associated with our 1988 acquisition of E.F. Hutton Group, Inc., which reduced goodwill, as well as the recognition of U.S. tax credits recorded as a reduction of tax expense. At November 30, 2004, the remaining $5 million deferred tax asset valuation allowance relates to federal net operating loss carryforwards of acquired entities that are subject to separate company limitations. If future circumstances permit the recognition of the acquired tax benefit, goodwill will be reduced.

NOTE 19 SEPTEMBER 11th AND REAL ESTATE RECONFIGURATION COSTS

As a result of the September 11th, 2001 terrorist attack, our leased facilities in the World Trade Center ("WTC") were destroyed, and our leased and owned facilities in the World Financial Center ("WFC") complex (including the 3 WFC building owned jointly with American Express) were significantly damaged. We had insurance in place to cover the losses resulting from the terrorist attack, including a policy covering damage to the core and shell of the 3 WFC building and a separate policy covering the property damage at the WTC and WFC facilities, losses resulting from business interruption and extra expenses associated with relocation to, and occupancy of, the temporary facilities.

During 2002, we settled our insurance claim for $700 million, the policy limit, with our insurance carriers. The net gain of $108 million ($60 million after tax) included insurance recoveries of approximately $340 million, costs associated with exiting certain New York area facilities of $189 million, and $43 million of other costs resulting from the events of September 11th (primarily technology restoration and other costs associated with unusable facilities). Insurance recoveries represent the settlement of $700 million offset by insurance recoveries previously recognized of approximately $360 million during 2001.

During 2002, we recorded a $128 million pre-tax charge ($82 million after tax) for costs associated with reconfiguring certain global real estate facilities used to conduct business activities. The charge resulted from management's analysis of global real estate needs and subsequent decisions made by management to no longer use certain facilities in Europe, Asia and the U.S. Approximately $115 million of the charge related to estimated sublease losses associated with our decision to exit our primary London office facilities at Broadgate and move our European headquarters to a new facility just outside the city of London. The remaining portion of the charge related to our decision to consolidate certain branch locations. These charges were recognized in accordance with EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* During 2003, we recorded a $77 million pre-tax real estate charge ($45 million after tax). This charge represented an adjustment of the 2002 real estate charges and reflected a continued softening in the London and New York metropolitan area sublease markets since 2002. During 2004 we exited virtually all of our remaining leased space at our downtown New York City location, which clarified the loss on the location and resulted in a $19 million charge in 2004.

During the years ended November 30, 2004, 2003 and 2002, changes in the liability, which is included in Accrued liabilities and other payables in the Consolidated Statement of Financial Condition, related to these charges were as follows:

SEPTEMBER 11th AND REAL ESTATE RECONFIGURATION COSTS

IN MILLIONS	Beginning Balance	September 11th Charge Before Insurance Recoveries[1]	Real Estate Reconfiguration	Used[2]	Ending Balance
Year ended November 30, 2002	$ 64	$232	$128	$ (78)	$346
Year ended November 30, 2003	346	–	77	(27)	396
Year ended November 30, 2004	396	–	19	(269)	146

[1] We recognized insurance recoveries of $340 million in 2002.

[2] Net of interest accretions of $11 million and $17 million in 2004 and 2003, respectively.

NOTE 20 REGULATORY SETTLEMENT

In the fourth quarter of 2002, we recorded a pre-tax charge of $80 million ($56 million after-tax) associated with an agreement with various Federal and State regulatory authorities to settle inquiries related to alleged conflicts of interest involving equity research analysts. The agreement included certain organizational structural reforms, including providing independent research to clients in the future, as well as the payment of $80 million, including $50 million in retrospective relief, $5 million for investor education and $25 million (over the course of five years) to purchase independent research.

NOTE 21 BUSINESS SEGMENTS

We operate in three business segments: Investment Banking, Capital Markets and Investment Management.

The Investment Banking business segment is made up of Advisory Services and Global Finance activities that serve our corporate and government clients. The segment is organized into global industry groups—Communications, Consumer/Retailing, Financial Institutions, Financial Sponsors, Healthcare, Industrial, Media, Natural Resources, Power, Real Estate and Technology—that include bankers who deliver industry knowledge and expertise to meet clients' objectives. Specialized product groups within Advisory Services, including M&A and restructuring, and within Global Finance, including Equity Capital Markets, Debt Capital Markets, Leveraged Finance, Private Placements, Derivatives and Product Development, are partnered with relationship managers in the global industry groups to provide comprehensive financial solutions for clients.

The Capital Markets business segment includes institutional customer flow activities, prime brokerage, research, and secondary-trading and financing activities in fixed income and equity products. These products include a wide range of cash, derivative, secured financing and structured instruments and investments. We are a leading global market-maker in numerous equity and fixed income products including U.S., European and Asian equities, government and agency securities, money market products, corporate high grade, high yield and emerging market securities, mortgage- and asset-backed securities, preferred stock, municipal securities, bank loans, foreign exchange, financing and derivative products. We are one of the largest investment banks in terms of U.S. and pan-European listed equities trading volume, and we maintain a major presence in OTC U.S. stocks, major Asian large capitalization stocks, warrants, convertible debentures and preferred issues. In addition, the secured financing business manages our equity and fixed income matched book activities, supplies secured financing to institutional clients and customers, and provides secured funding for our inventory of equity and fixed income products. The Capital Markets segment also includes proprietary activities including investments in real estate and private equity.

The Investment Management business segment (formerly Client Services) consists of the Private Investment Management and Asset Management business lines. Private Investment Management generates customer-flow transactional revenues from high-net-worth clients and Asset Management generates primarily fee-based revenues from customized investment management services for high-net-worth clients, as well as asset management fees from mutual fund and other institutional investors. Asset Management also generates management and incentive fees from our role as general partner for private equity and other alternative investment partnerships.

Our business segment information for the years ended November 30, 2004, 2003 and 2002 is prepared using the following methodologies:

- ☐ Revenues and expenses directly associated with each business segment are included in determining income before taxes.
- ☐ Revenues and expenses not directly associated with specific business segments are allocated based on the most relevant measures applicable, including each segment's revenues, headcount and other factors.
- ☐ Net revenues include allocations of interest revenue and interest expense to securities and other positions in relation to the cash generated by, or funding requirements of, the underlying positions.
- ☐ Business segment assets include an allocation of indirect corporate assets that have been fully allocated to our segments, generally based on each segment's respective headcount figures.

BUSINESS SEGMENTS

IN MILLIONS	Investment Banking	Capital Markets	Investment Management	Total
AT AND FOR THE YEAR ENDED NOVEMBER 30, 2004				
Gross revenues	**$2,188**	**$17,336**	**$1,726**	**$21,250**
Interest expense	**–**	**9,642**	**32**	**9,674**
Net revenues	**2,188**	**7,694**	**1,694**	**11,576**
Depreciation and amortization expense	**41**	**302**	**85**	**428**
Other expenses	**1,560**	**4,866**	**1,185**	**7,611**
Income before taxes[1][2]	**$ 587**	**$ 2,526**	**$ 424**	**$ 3,537**
Segment assets (billions)	**$ 1.1**	**$ 345.8**	**$ 10.3**	**$ 357.2**
AT AND FOR THE YEAR ENDED NOVEMBER 30, 2003				
Gross revenues	$ 1,722	$ 14,628	$ 937	$ 17,287
Interest expense	–	8,610	30	8,640
Net revenues	1,722	6,018	907	8,647
Depreciation and amortization expense	55	219	41	315
Other expenses	1,266	3,792	661	5,719
Income before taxes[1][3]	$ 401	$ 2,007	$ 205	$ 2,613
Segment assets (billions)	$ 1.4	$ 301.7	$ 9.0	$ 312.1
AT AND FOR THE YEAR ENDED NOVEMBER 30, 2002				
Gross revenues	$ 1,731	$ 14,225	$ 825	$ 16,781
Interest expense	–	10,605	21	10,626
Net revenues	1,731	3,620	804	6,155
Depreciation and amortization expense	45	188	25	258
Other expenses	1,276	2,534	588	4,398
Income before taxes[1][4]	$ 410	$ 898	$ 191	$ 1,499
Segment assets (billions)	$ 1.6	$ 253.7	$ 5.0	$ 260.3

[1] Before dividends on preferred securities.
[2] Excludes the real estate reconfiguration charge of $19 million.
[3] Excludes the real estate reconfiguration charge of $77 million.
[4] Excludes the real estate reconfiguration charge of $128 million, September 11th related recoveries net gain of $108 million and regulatory settlement charge of $80 million.

Net Revenues by Geographic Region

Net revenues are recorded in the geographic region of the location of the senior coverage banker or investment advisor in the case of Investment Banking or the Asset Management component of Investment Management, respectively, or where the position was risk managed within Capital Markets or the Private Investment Management component of Investment Management. In addition, certain revenues associated with domestic products and services that result from relationships with international clients and customers have been reclassified as international revenues using an allocation consistent with our internal reporting.

NET REVENUES BY GEOGRAPHIC REGION

IN MILLIONS YEAR ENDED NOVEMBER 30	2004	2003	2002
Europe	**$ 2,104**	$ 1,864	$ 1,674
Asia Pacific and other	**1,247**	875	612
Total international	**3,351**	2,739	2,286
U.S.	**8,225**	5,908	3,869
	$11,576	$ 8,647	$ 6,155

NOTE 22 QUARTERLY INFORMATION (UNAUDITED)

The following table presents unaudited quarterly results of operations for 2004 and 2003. Certain amounts reflect reclassifications to conform to the current period's presentation. These quarterly results reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results. Revenues and net income can vary significantly from quarter to quarter due to the nature of our business activities.

QUARTERLY INFORMATION (UNAUDITED)

IN MILLIONS, EXCEPT PER SHARE DATA	2004				2003			
QUARTER ENDED	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 29**	Nov. 30	Aug. 31	May 31	Feb. 28
Total revenues	**$5,846**	**$5,051**	**$5,228**	**$5,125**	$4,254	$4,463	$4,470	$4,100
Interest expense	**2,963**	**2,428**	**2,302**	**1,981**	1,956	2,116	2,179	2,389
Net revenues	**2,883**	**2,623**	**2,926**	**3,144**	2,298	2,347	2,291	1,711
Non-interest expenses:								
Compensation and benefits	**1,401**	**1,306**	**1,457**	**1,566**	1,103	1,174	1,168	873
Non-personnel expenses	**603**	**594**	**585**	**527**	473	424	418	401
Other real estate reconfiguration charge	**-**	**-**	**-**	**19**	–	–	77	–
Total non-interest expenses	**2,004**	**1,900**	**2,042**	**2,112**	1,576	1,598	1,663	1,274
Income before taxes and dividends on trust preferred securities	**879**	**723**	**884**	**1,032**	722	749	628	437
Provision for income taxes	**294**	**218**	**275**	**338**	220	250	173	122
Dividends on trust preferred securities[1]	**-**	**-**	**-**	**24**	21	19	18	14
Net income	**$ 585**	**$ 505**	**$ 609**	**$ 670**	$ 481	$ 480	$ 437	$ 301
Net income applicable to common stock	**$ 566**	**$ 487**	**$ 592**	**$ 653**	$ 464	$ 469	$ 426	$ 290
Earnings per common share								
Basic	**$ 2.07**	**$ 1.79**	**$ 2.14**	**$ 2.37**	$ 1.82	$ 1.92	$ 1.76	$ 1.20
Diluted	**$ 1.96**	**$ 1.71**	**$ 2.01**	**$ 2.21**	$ 1.71	$ 1.81	$ 1.67	$ 1.15
Weighted-average shares								
Basic	**273.2**	**272.8**	**276.8**	**275.5**	254.7	243.8	242.3	241.8
Diluted	**288.5**	**285.0**	**294.2**	**294.7**	271.2	259.5	255.8	253.0
Dividends per common share	**$ 0.16**	**$ 0.16**	**$ 0.16**	**$ 0.16**	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Book value per common share (at period end)	**$49.32**	**$48.10**	**$47.05**	**$45.45**	$44.17	$37.95	$36.77	$35.03

[1] We adopted FIN 46R effective February 29, 2004, which required us to deconsolidate the trusts that issued the preferred securities. Accordingly, at and subsequent to February 29, 2004, Preferred securities subject to mandatory redemption were reclassified to Subordinated indebtedness. Dividends on Preferred securities subject to mandatory redemption, which were presented as Dividends on trust preferred securities in the Consolidated Statement of Income through February 29, 2004, are included in interest expense in periods subsequent to February 29, 2004.

The following table summarizes certain consolidated financial information included in the audited Consolidated Financial Statements.

SELECTED FINANCIAL DATA

IN MILLIONS, EXCEPT PER COMMON SHARE AND SELECTED DATA AND FINANCIAL RATIOS. YEAR ENDED NOVEMBER 30	**2004**	2003	2002	2001	2000
CONSOLIDATED STATEMENT OF INCOME					
Revenues:					
Principal transactions	**$ 5,699**	$ 4,272[1]	$ 1,951	$ 2,779	$ 3,713
Investment banking	**2,188**	1,722[1]	1,731[1]	1,925[1]	2,178[1]
Commissions	**1,537**	1,210	1,286	1,091	944
Interest and dividends	**11,032**	9,942	11,728	16,470	19,440
Asset management and other	**794**	141[1]	85[1]	127[1]	172[1]
Total revenues	**21,250**	17,287	16,781	22,392	26,447
Interest expense	**9,674**	8,640	10,626	15,656	18,740
Net revenues	**11,576**	8,647	6,155	6,736	7,707
Non-interest expenses:					
Compensation and benefits	**5,730**	4,318	3,139	3,437	3,931
Non-personnel expenses	**2,309**	1,716	1,517	1,424	1,197
Other real estate reconfiguration charge	**19**	77	128	–	–
September 11th related (recoveries)/expenses, net	**–**	–	(108)	127	–
Regulatory settlement	**–**	–	80	–	–
Total non-interest expenses	**8,058**	6,111	4,756	4,988	5,128
Income before taxes and dividends on trust preferred securities	**3,518**	2,536	1,399	1,748	2,579
Provision for income taxes	**1,125**	765	368	437	748
Dividends on trust preferred securities[2]	**24**	72	56	56	56
Net income	**$ 2,369**	$ 1,699	$ 975	$ 1,255	$ 1,775
Net income applicable to common stock	**$ 2,297**	$ 1,649	$ 906	$ 1,161	$ 1,679
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION (at November 30)					
Total assets	**$357,168**	$312,061	$260,336	$247,816	$224,720
Net assets[3]	**175,221**	163,182	140,488	141,354	123,246
Long-term debt[4]	**56,486**	43,529	38,678	38,301	35,233
Preferred securities subject to mandatory redemption	**–**	1,310	710	710	860
Total stockholders' equity	**14,920**	13,174	8,942	8,459	7,781
Total capital[2][5]	**71,406**	58,013	48,330	47,470	43,874
PER COMMON SHARE DATA					
Net income (basic)	**$ 8.36**	$ 6.71	$ 3.69	$ 4.77	$ 6.89
Net income (diluted)	**$ 7.90**	$ 6.35	$ 3.47	$ 4.38	$ 6.38
Weighted average common shares (basic) (in millions)	**274.7**	245.7	245.4	243.1	243.8
Weighted average common shares (diluted) (in millions)	**290.7**	259.9	261.2	265.3	264.2
Dividends declared per common share	**$ 0.64**	$ 0.48	$ 0.36	$ 0.28	$ 0.22
Book value per common share (at November 30)[6]	**$ 49.32**	$ 44.17	$ 34.15	$ 31.81	$ 28.78
SELECTED DATA (AT NOVEMBER 30)					
Gross leverage[7]	**23.9x**	23.7x	29.1x	29.3x	28.9x
Net leverage[8]	**13.9x**	15.3x	14.9x	15.7x	14.6x
Employees	**19,579**	16,188	12,343	13,090	11,326
Assets under management (in billions)[9]	**$ 136.7**	$ 120.1	$ 8.6	$ 11.7	$ 4.5
FINANCIAL RATIOS (%)					
Compensation and benefits/net revenues	**49.5**	49.9	51.0	51.0	51.0
Pretax margin	**30.4**	29.3	22.7	26.0	33.5
Effective tax rate	**32.0**	30.2	26.3	25.0	29.0
Return on average common stockholders' equity[10]	**17.9**	18.2	11.2	15.9	26.6
Return on average tangible common stockholders' equity[11]	**24.7**	19.2	11.5	16.3	27.2

(1) Reclassified to conform to the 2004 presentation.

(2) We adopted FIN 46R effective February 29, 2004, which required us to deconsolidate the trusts that issued the preferred securities. Accordingly, at and subsequent to February 29, 2004, Preferred securities subject to mandatory redemption were reclassified to Subordinated indebtedness. Dividends on Preferred securities subject to mandatory redemption, which were presented as Dividends on trust preferred securities in the Consolidated Statement of Income through February 29, 2004, are included in Interest expense in periods subsequent to February 29, 2004.

(3) Net assets represents total assets excluding cash and securities segregated and on deposit for regulatory and other purposes, securities received as collateral, securities purchased under agreements to resell, securities borrowed and identifiable intangible assets and goodwill. We believe net assets is a more useful measure than total assets to investors when comparing companies in the securities industry because it excludes certain assets considered to have a low risk profile and identifiable intangible assets and goodwill. Net assets as presented is not necessarily comparable to similarly-titled measures provided by other companies because of different methods of calculation.

(4) Long-term debt includes senior notes and subordinated indebtedness.

(5) Total capital includes long-term debt (including junior subordinated debentures) and total stockholders' equity and, at November 30, 2003 and prior year ends, Preferred securities subject to mandatory redemption. We believe total capital is useful to investors as a measure of our financial strength.

(6) The book value per common share calculation includes amortized restricted stock units granted under stock award programs, which have been included in total stockholders' equity.

(7) Gross leverage ratio is defined as total assets divided by total stockholders' equity.

(8) Net leverage ratio is defined as net assets (total assets excluding cash and securities segregated and on deposit for regulatory and other purposes, securities received as collateral, securities purchased under agreements to resell, securities borrowed and identifiable intangible assets and goodwill) divided by tangible equity capital (stockholders' equity plus junior subordinated debentures less identifiable intangible assets and goodwill). See Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Funding and Capital Resources—Balance Sheet and Financial Leverage for the calculations of net assets and tangible equity capital. We believe net assets is a more useful measure than total assets to investors when comparing companies in the securities industry because it excludes certain assets considered to have a low risk profile and identifiable intangible assets and goodwill. We believe tangible equity capital to be a more representative measure of our equity for purposes of calculating net leverage because the junior subordinated debentures are subordinated and have a maturity at issuance of 49 years and we can defer interest payments for up to 20 consecutive quarters if the junior subordinated debentures are not in default. In addition, a leading rating agency views these securities as equity capital for purposes of calculating net leverage. Further, we do not view the amount of equity used to support identifiable intangible assets and goodwill as available to support our remaining net assets. Accordingly, we believe net leverage, based on net assets divided by tangible equity capital, both as defined above, to be a more meaningful measure of leverage to evaluate companies in the securities industry. These definitions of net assets, tangible equity capital and net leverage are used by many of our creditors and a leading rating agency. These measures are not necessarily comparable to similarly-titled measures provided by other companies because of different methods of calculation.

(9) Assets under management at November 30, 2003 have been restated to include $3.9 billion of discretionary brokerage cash management assets.

(10) Average common stockholders' equity in 2003 was appropriately weighted for the effect of the equity issued in connection with the Neuberger acquisition on October 31, 2003. Return on average common stockholders' equity is computed by dividing net income applicable to common stock for the period by average common stockholders' equity. Average common stockholders' equity for the years ended November 2004, 2003, 2002, 2001 and 2000 was $12.8 billion, $9.1 billion, $8.1 billion, $7.3 billion and $6.3 billion, respectively.

(11) Average tangible common stockholders' equity in 2003 was appropriately weighted for the effect of the equity issued in connection with the Neuberger acquisition on October 31, 2003. Return on average tangible common stockholders' equity is computed by dividing net income applicable to common stock for the period by average tangible common stockholders' equity. Tangible common stockholders' equity equals total common stockholders' equity less identifiable intangible assets and goodwill. Average identifiable intangible assets and goodwill for the years ended November 2004, 2003, 2002, 2001 and 2000 was $3.5 billion, $471 million, $191 million, $174 million, and $142 million, respectively. Management believes tangible common stockholders' equity is a meaningful measure because it reflects the common stockholders' equity deployed in our businesses.

Common Stock

TICKER SYMBOL: LEH The common stock of Lehman Brothers Holdings Inc., par value $0.10 per share, is listed on the New York Stock Exchange and on the Pacific Exchange. As of January 31, 2005, there were 276,202,636 shares of the Company's common stock outstanding and approximately 22,300 holders of record. On January 31, 2005, the last reported sales price of Lehman Brothers' common stock was $91.19.

Lehman Brothers Holdings currently is authorized to issue up to 600,000,000 shares of common stock. Each holder of common stock is entitled to one vote per share for the election of directors and all other matters to be voted on by stockholders. Holders of common stock may not cumulate their votes in the election of directors. They are entitled to share equally in the dividends that may be declared by the Board of Directors, after payment of dividends on preferred stock. Upon voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of common stock will share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, "poison pills," conversion rights or redemption or scheduled installment payment provisions relating to common stock.

Preferred Stock

Lehman Brothers Holdings currently is authorized to issue up to 38,000,000 shares of preferred stock, par value $1.00 per share. Lehman Brothers' Board of Directors may authorize the issuance of classes or series of preferred stock from time to time, each with the voting rights, preferences and other special rights and qualifications, limitations or restrictions specified by the Board. A series of preferred stock may rank as senior, equal or subordinate to another series of preferred stock. Each series of preferred stock will rank prior to the common stock as to dividends and distributions of assets.

As of January 31, 2005, Lehman Brothers has issued and outstanding 848,000 shares of preferred stock in five series (each represented by depositary shares) with differing rights and privileges. The outstanding preferred stock does not have voting rights, except in certain very limited circumstances involving the Company's failure to pay dividends thereon and certain matters affecting the specific rights of the preferred stockholders.

Annual Meeting

Lehman Brothers' annual meeting of stockholders will be held on Tuesday, April 5, 2005 at 10:30 a.m. at its global headquarters at 745 Seventh Avenue, New York, New York 10019 in the Allan S. Kaplan Auditorium on the Concourse Level.

Dividends

Effective January 2005, Lehman Brothers' Board of Directors increased the fiscal 2005 dividend rate to $0.80 per common share from an annual dividend rate of $0.64 per share in fiscal 2004. Dividends on the Company's common stock are generally payable, following declaration by the Board of Directors, in February, May, August and November.

Registrar and Transfer Agent for Common Stock

Questions regarding dividends, transfer requirements, lost certificates, changes of address, direct deposit of dividends, the Direct Purchase and Dividend Reinvestment Plan, or other inquiries should be directed to:

The Bank of New York
Shareholders Services Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258

Telephone: (800) 824-5707 (U.S.)
(610) 382-7833 (non-U.S.)
E-mail: shareowner-svcs@bankofny.com
Web site: http://www.stockbny.com

Direct Purchase and Dividend Reinvestment Plan

Lehman Brothers' Direct Purchase and Dividend Reinvestment Plan provides both existing stockholders and first-time investors with an alternative means of purchasing the Company's stock. The plan has no minimum stock ownership requirements for eligibility and enrollment. Plan participants may reinvest all or a portion of cash dividends and/or make optional cash purchases up to a maximum of $175,000 per year without incurring commissions or service charges. Additional information and enrollment forms can be obtained from the Company's Transfer Agent listed above.

Annual Report and Form 10-K

Lehman Brothers will make available upon request, without charge, copies of this Annual Report and the 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Requests may be directed to:

Jeffrey A. Welikson, Corporate Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue, New York, New York 10022
Telephone: (212) 526-0858

Independent Registered Public Accounting Firm

Ernst & Young LLP
5 Times Square
New York, New York 10036
Telephone: (212) 773-3000

Investor Relations

(212) 526-3267

Media Relations

(212) 526-4382

Web Site Address

http://www.lehman.com

PRICE RANGE OF COMMON STOCK

THREE MONTHS ENDED 2004	Nov. 30	Aug. 31	May 31	Feb. 29
High	$85.50	$79.04	$89.72	$88.22
Low	$73.32	$67.25	$69.50	$70.50
THREE MONTHS ENDED 2003	**Nov. 30**	**Aug. 31**	**May 31**	**Feb. 28**
High	$74.95	$76.25	$73.17	$62.15
Low	$65.62	$60.02	$50.60	$50.15

Lehman Brothers continues to be committed to industry best practices with respect to corporate governance. The corporate governance documents that have been adopted by the Firm reflect the listing standards adopted by the New York Stock Exchange, the Sarbanes-Oxley Act and other recent legal and regulatory changes.

The Company's Board of Directors currently consists of ten members. The Board of Directors has determined that, with the exception of Messrs. Fuld and Kaufman, all of the Company's directors are independent, and the Audit, Nominating and Corporate Governance, and Compensation and Benefits Committees are composed exclusively of independent directors. The Audit Committee includes a financial expert as defined in the SEC's rules.

The Board of Directors holds regularly scheduled executive sessions in which non-management directors meet independently of management. The Board and the Audit, Nominating and Corporate Governance, and Compensation and Benefits Committees each conduct a self-evaluation at least annually.

The current committees of the Board of Directors and their members are set forth on page 117. During fiscal 2004, the Board of Directors held 8 meetings, the Audit Committee held 7 meetings, the Compensation and Benefits Committee held 8 meetings, the Finance Committee held 2 meetings and the Nominating and Corporate Governance Committee held 5 meetings. Overall director attendance at Board and committee meetings averaged 99.3%.

The Firm has established an orientation program for new directors to familiarize them with the Firm's operations, strategic plans, Code of Ethics, management and independent registered public accounting firm.

The Company's Corporate Governance Guidelines also contemplate continuing director education arranged by the Firm. Directors receive presentations from senior management on different aspects of the Company's business and from Finance, Legal, Compliance, Internal Audit, Risk Management and other disciplines at Board meetings throughout the year.

Descriptions of the director nomination process, the compensation received by directors for their service and certain transactions and agreements between the Company and its directors may be found in the Company's 2005 Proxy Statement.

The Board of Directors recognizes that legal requirements and governance practices will continue to evolve, and the Board will continue to reevaluate its practices in light of these changes.

Corporate Governance Documents and Web Site

The following documents can be found on the Corporate Governance page of the Company's Web site at www.lehman.com/shareholder/corpgov:

- ☐ Corporate Governance Guidelines
- ☐ Code of Ethics
- ☐ Audit Committee Charter
- ☐ Compensation and Benefits Committee Charter
- ☐ Nominating and Corporate Governance Committee Charter

Communicating with the Board of Directors

Information on how to contact the non-management members of the Board of Directors, and how to contact the Audit Committee regarding complaints about accounting, internal accounting controls or auditing matters, can be found on the Corporate Governance page of the Company's Web site at www.lehman.com/shareholder/corpgov.

Certificate of Incorporation and By-Laws

Lehman Brothers Holdings Inc. is incorporated under the laws of the State of Delaware. Copies of its certificate of incorporation and by-laws are filed with the SEC as exhibits to the Company's 2004 Annual Report on Form 10-K. See "Available Information" in the Form 10-K. An amendment to the certificate of incorporation requires a majority vote of stockholders, voting together as a single class, unless the amendment would affect certain rights of preferred stockholders, in which case the consent of two-thirds of such preferred stockholders is required. The by-laws may be amended or repealed or new by-laws may be adopted by a majority vote of stockholders or by a majority of the entire Board of Directors then in office, provided that notice thereof is contained in the notice of the meeting of stockholders or of the Board, as the case may be.

Board of Directors and Committees

The Company's Board of Directors currently consists of ten directors. The number of directors is established from time to time by the Board of Directors, although there must be at least six and not more than twenty-four directors. In addition, under certain circumstances involving Lehman Brothers' failure to pay dividends on preferred stock, preferred stockholders may be entitled to elect additional directors.

Directors (other than any that may be elected by preferred stockholders as described above) are elected by a plurality of the votes cast. There are three classes of directors, divided as evenly as possible, and each class serves for a three-year term, with the term of one class of directors expiring each year. A director may be removed only for cause by a majority vote of stockholders.

Vacancies in the Board of Directors and newly created directorships resulting from an increase in the size of the Board may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director, and the directors so elected will hold office until the next annual election for the relevant class. No decrease in the number of directors constituting the Board will shorten the term of any incumbent director.

A majority of the entire Board, or of any committee, is necessary to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the Board or committee. Actions may be taken without a meeting if all members of the Board or of the committee consent in writing.

CEO and CFO Certifications

The Company has filed with the SEC as exhibits to its 2004 Annual Report on Form 10-K the certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act and SEC Rules 13a-14(a) and 15d-14(a) regarding the Company's financial statements, disclosure controls and procedures and other matters. In addition, following its 2004 annual meeting of stockholders, the Company submitted to the NYSE the annual certification of the Company's Chief Executive Officer required under Section 303A.12(a) of the NYSE Listed Company Manual, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Board of Directors

[illegible]

[illegible] S. Berlind
[illegible]

[illegible] H. Cruikshank
[illegible]

[illegible] Evans
[illegible]

[illegible] Gent
[illegible]

[illegible] Kaufman
[illegible]

[illegible] Macomber
[illegible]

[illegible] Merrill
[illegible]

Senior Management

Richard S. Fuld, Jr.
Chairman and
Chief Executive Officer

Jonathan E. Beyman
[illegible]

Jasjit S. Bhattal
Chief Executive Officer,
Asia

Dave Goldfarb
Chief Administrative Officer

Joseph M. Gregory
President and
Chief Operating Officer

Jeremy M. Isaacs
Chief Executive Officer,
Europe & Asia

Bradley H. Jack
Office of the Chairman

Theodore P. Janulis
[illegible]
Investment Management

Stephen M. Lessing
Head of Client Relationship
Management

Herbert H. McDade III
Global Head of Capital
Markets/Fixed Income

Hugh "Skip" E. McGee III
Global Head of
Investment Banking

Roger B. Nagioff
Chief Operating Officer,
Europe

Christopher M. O'Meara
Chief Financial Officer

Thomas A. Russo
Vice Chairman and
Chief Legal Officer

Robert S. Shafir
Global Head of Capital
Markets/Equities

Other Officers

Barbara M. Byrne
Vice Chairman
Lehman Brothers Inc.

Howard L. Clark, Jr.
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

Leslie L. Fabuss
Vice Chairman
Lehman Brothers Inc.

Stuart Francis
Vice Chairman
Lehman Brothers Inc.

Frederick Frank
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

Harvey M. Krueger
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

Jeffrey B. Lane
Vice Chairman
Lehman Brothers Inc.
Office of the Chairman

Ruggero F. Magnoni
Vice Chairman
Lehman Brothers Inc.

Vittorio Pignatti Morano
Vice Chairman
Lehman Brothers Inc.

Grant Porter
Vice Chairman
Lehman Brothers Inc.

Robert D. Redmond
Vice Chairman
Lehman Brothers Inc.

Marvin C. Schwartz
Vice Chairman
Lehman Brothers Inc.

Lord Tugendhat
Chairman
Lehman Brothers Europe

Lehman Brothers Principal Offices Worldwide

Americas

New York
(Global Headquarters)
745 Seventh Avenue
New York, NY 10019
(212) 526-7000

Atlanta, GA
Boston, MA
Buenos Aires
Chicago, IL
Dallas, TX
Denver, CO
[illegible]
Gaithersburg, MD
Hoboken, NJ
Houston, TX
Irvine, CA
Jersey City, NJ
Los Angeles, CA
Menlo Park, CA
Mexico City
Miami, FL
Montevideo
Newport Beach, CA
New York, NY
Palm Beach, FL
[illegible]
Salt Lake City, UT
San Francisco, CA
San Juan
Seattle, WA
Tampa, FL
Washington, DC
Wilmington, DE

Europe

London
(Regional Headquarters)
[illegible]
London [illegible]
England
[illegible]

Amsterdam
Frankfurt
Madrid
Milan
Paris
Rome
[illegible]
[illegible]

Asia Pacific

Tokyo
(Regional Headquarters)
Roppongi Hills Mori
Tower, 31st Floor
[illegible] Roppongi
Minato-ku,
Tokyo 106-[illegible]
Japan
[illegible]

Bangkok
[illegible]
Hong Kong
Seoul
Singapore
Taipei

